As confidentially submitted to the Securities and Exchange Commission on November 29, 2024.
CONFIDENTIAL TREATMENT REQUESTED
This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
(Mark One)
☑ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report: Not applicable
For the transition period from ___________________________ to ___________________________
Commission file number ___

EUROHOLDINGS LTD.
(Exact name of Registrant as specified in its charter)

Euroholdings Ltd.
(Translation of Registrant’s name into English)

Republic of the Marshall Islands
(Jurisdiction of incorporation or organization)

4, Messogiou & Evropis Street, Maroussi, 15124, Greece
(Address of principal executive offices)

Stefania Karmiri, +30-211-1804005, sjk@eurobulk.gr, 4, Messogiou & Evropis Street, Maroussi, 15124, Greece
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.
Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value including the Preferred Stock Purchase Rights	EHLD	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.
None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
Not applicable

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
 ☐ Yes ☑ No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
 ☐ Yes ☐ No
Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☐ Yes ☑ No
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
 ☐ Yes ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” ”accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐
Emerging growth company ☑

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. □
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP  ☑          International Financial Reporting Standards as issued by the International Accounting Standards Board ☐
Other  ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
☐ Item 17 ☐ Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes ☐No
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
☐ Yes ☐ No

TABLE OF CONTENTS
FORWARD LOOKING STATEMENTS

FORWARD-LOOKING STATEMENTS
This document and any other written or oral statements made by the Company or on its behalf may include forward-looking statements, which reflect its current views with respect to future events and financial performance, and are not intended to give any assurance as to future results. When used in this document, the words “believe”, “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “targets,” “likely,” “would,” “could,” “seeks,” “continue,” “possible,” “might,” “pending,” and similar expressions, terms or phrases may identify forward-looking statements.
Please note in this registration statement, “we”, “us”, “our”, “Euroholdings” and “the Company” all refer to Euroholdings Ltd. and its subsidiaries, except where the context otherwise requires.
The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in its records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.
Such statements reflect the Company’s current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or intended. The Company is making investors aware that such forward-looking statements, because they relate to future events, are by their very nature subject to many important factors that could cause actual results to differ materially from those contemplated.
In addition to these important factors and matters discussed elsewhere herein, including under the heading “Item 3. Key Information—D. Risk Factors,” and in the documents incorporated by reference herein, important factors that, in its view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to:
•	our future operating or financial results;
•	future, pending or recent acquisitions, joint ventures, business strategy, areas of possible expansion, and expected capital spending or operating expenses;
•	changes in the Company’s operating expenses, including bunker prices, crew costs, drydocking and insurance costs;
•	container shipping industry trends, including charter rates and factors affecting vessel supply and demand;
•	fluctuations in our stock price as a result of volatility in securities markets;
•	the impact of increasing scrutiny and changing expectations from investors, lenders, charterers and other market participants with respect to our Environmental, Social and Governance (“ESG”) policies;
•	our financial condition and liquidity, including our ability to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities;
•	fluctuations in currencies, interest rates and foreign exchange rates;
•	availability of crew, number of off-hire days, drydocking requirements and adequacy of insurance coverage;
•	our expectations about the availability of vessels to purchase or the useful lives of our vessels;
•	our expectations relating to dividend payments and our ability to make such payments;
•	our ability to leverage to our advantage the relationships and reputations of Eurobulk Ltd. (“Eurobulk” or our “Manager”), our affiliated ship management company, in the container shipping industry;
•	changes in seaborne and other transportation patterns, including potential disruption of shipping routes due to accidents or political events;
•	changes in governmental rules and regulations or actions taken by regulatory authorities;
•	potential liability from future litigation;
•	global and regional political conditions or labor disruptions;

•	acts of terrorism and other hostilities, including piracy, the war between Russia and Ukraine, the war between Israel and Hamas and the trade disruption in the Red Sea region;
•
the severity and duration of natural disasters or public health emergencies, including the effect of coronavirus (“COVID-19”) on our business and operations and any related remediation measures on our performance and business prospects;

•	the strength of world economies;
•
compliance with governmental, tax, environmental and safety regulation, any non-compliance with the U.S. Foreign Corrupt Practices Act of 1977 (FCPA) or other applicable regulations relating to bribery;

•	the failure of counter parties to fully perform their contracts with the Company;
•	the Company’s dependence on key personnel;
•	the Company’s incorporation under the laws of the Marshall Islands and the different rights to relief that may be available compared to other countries, including the United States; and
•
other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, or the SEC, and the Nasdaq Capital Market, or other factors discussed in the section titled “Risk Factors.”

This registration statement may contain assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as forward-looking statements. The Company may also from time to time make forward-looking statements in other documents and reports that are filed with or submitted to the Commission, in other information sent to the Company’s security holders, and in other written materials. The Company also cautions that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. The Company undertakes no obligation to publicly update or revise any forward-looking statement contained in this registration statement, whether as a result of new information, future events or otherwise, except as required by law.

EXPLANATORY NOTE
The Spin-Off
The board of directors of Euroseas Ltd. (the “Parent”), a public company organized under the laws of the Republic of the Marshall Islands, has approved the contribution of three of its vessel-owning subsidiaries (the “Euroholdings Ltd. Predecessor” or the “Subsidiaries”) to the Company in exchange for all of the Company’s issued and outstanding shares of common stock, par value $0.01 per share (the “common shares”) and the distribution of all of the Company’s issued and outstanding common shares to the Parent’s shareholders (the “Spin-Off”).
The Company was incorporated by the Parent under the laws of the Republic of the Marshall Islands on March 20, 2024 to serve as the holding company of the Euroholdings Ltd. Predecessor in connection with the Spin-Off.  The Parent will contribute the Euroholdings Ltd. Predecessor to us prior to the Spin-Off, and, as the sole shareholder of the Company, intends to distribute all of the Company’s common shares to its shareholders on a pro rata basis on or about                     , 2024.
Shareholders of the Parent will receive one of our common shares for every 2.5 shares of Parent’s common stock owned at the close of business on                , 2024.  Fractional common shares will not be distributed. Instead, the distribution agent will aggregate fractional common shares into whole shares, sell such whole shares in the open market at prevailing rates promptly after our common shares commence trading on the Nasdaq Capital Market, and distribute the net cash proceeds from the sales pro rata to each holder who would otherwise have been entitled to receive fractional common shares in the distribution.
Pursuant to this registration statement on Form 20-F, the Company is registering its common shares under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We have applied to have our common shares listed on the Nasdaq Capital Market under the ticker symbol “EHLD”. Upon consummation of the Spin-Off and the successful listing of our common shares on the Nasdaq Capital Market, we and Parent will be independent publicly traded companies, although, at the time of the Spin-Off distribution, all the directors and officers of the Parent will hold similar positions at the Company.
The financial statements presented in this registration statement are carve-out financial statements of the Parent’s consolidated historical financial statements. The carve-out financial statements in this registration statement include the audited combined carve-out financial statements for the fiscal years ended December 31, 2022 and 2023 and unaudited interim condensed combined carve-out financial statements for the six-month periods ended June 30, 2023 and 2024 of Euroholdings Ltd. Predecessor.
Unless otherwise indicated or required by the context in this registration statement, the Company’s disclosure assumes that the consummation of the Spin-Off has occurred. Although we may not acquire the Euroholdings Ltd. Predecessor until shortly before the Spin-Off, the operating and other statistical information with respect to our business is presented as of December 31, 2022 and 2023, and as of June 30, 2024, unless otherwise indicated, as if the Company owned such businesses as of such date.

PART I
Item 1.	Identity of Directors, Senior Management and Advisers
The following table lists the names of our directors and executive officers. The business address for each of our executive officers and directors is c/o Euroholdings Ltd., 4 Messogiou & Evropis Str., Maroussi GR 15124, Greece.

Name	Position
Aristides J. Pittas	Chairman, Chief Executive Officer & President
Aristides P. Pittas	Vice Chairman
Dr. Anastasios Aslidis	Director, Chief Financial Officer & Treasurer
Panagiotis Kyriakopoulos	Director
Apostolos Tamvakakis	Director
George Taniskidis	Director
Stefania Karmiri	Secretary

B. Advisers
Our U.S. Legal counsel is Seward & Kissel LLP, One Battery Park Plaza, New York, New York, 10004.
C. Auditors
Our auditors are Deloitte Certified Public Accountants S.A., Fragoklissias 3a & Granikou Street, Maroussi, Athens 151 25, Greece.
Item 2.	Offer Statistics and Expected Timetable
Not Applicable.
Item 3.	Key Information
A. [Reserved]
B. Capitalization and Indebtedness
The following table sets forth our capitalization as of June 30, 2024; there have been no significant changes since that date. The financial data included herein has been prepared in accordance with U.S. GAAP. This table should be read in conjunction with Item 5. “Operating and Financial Review and Prospects”, the unaudited interim condensed combined carve-out financial statements, and other information provided in this registration statement. The table presents information:
•	on an actual basis; and
•	on an adjusted basis to give effect to the issuance of 2,800,068 common shares, par value $0.01 per share, in connection to the Spin-off.
(all figures in U.S. dollars)	Actual	As Adjusted

Parent equity/Shareholders equity
Net parent investment	6,803,766	-
Common shares	-	28,001
Additional paid-in capital	-	6,775,765
Retained earnings	-	-
Total Parent equity/Shareholders equity	6,803,766	6,803,766
Total capitalization (1)	6,803,766	6,803,766

(1)	There have been no significant changes to our capitalization since June 30, 2024.

Pro Forma/Earnings per Common Share
The following table sets forth our pro forma earnings per common share for the year ended December 31, 2023, and six month period ended June 30, 2024, giving effect to the issuance of 2,800,068 common shares, par value $0.01 per share, as if such shares were issued at the beginning of the applicable period.
	Year ended December 31, 2023	Six month period ended June 30, 2024
Net income available to common shareholders	$7,732,494	3,770,181
Pro forma weighted average number of common shares – outstanding	2,800,068	2,800,068
Pro forma earnings per common share, basic and diluted	$2.76	1.35

The financial data included herein has been prepared in accordance with U.S. GAAP. These tables should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the combined carve-out financial statements and other information provided in this registration statement.
C. Reasons for the Offer and Use of Proceeds
Not Applicable.
D. Risk Factors
Summary of Risk Factors
The below bullets summarize the principal risk factors related to an investment in our Company.
Industry Specific Risk Factors
•	The uncertainties in global and regional demand for chartering containerships;
•	The volatile container shipping market and difficulty finding profitable charters for our vessels;
•	Uncertainties related to the supply and demand of containership vessels;
•	Uncertainties related to availability of secondhand vessels to acquire;
•	The impact of the COVID-19 pandemic;
•	The impact of increasing scrutiny and changing expectations from investors, lenders, charterers and other market participants with respect to our ESG policies;
•
The expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as requirements imposed by classification societies and standards demanded by our charterers;

•	Disruption of world trade due to rising protectionism or the breakdown of multilateral trade agreements;
•
Disruptions in global financial markets relating to terrorist attacks or geopolitical risk and the recent conflict between Russia and Ukraine, the war between Israel and Hamas and trade disruption in the Red Sea region;

•	Potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists and armed conflicts;
•	Uncertainties related to compliance with sanctions and embargo laws;
•	Uncertainties related to conducting business in China;
•	Uncertainties related to the price of fuel, and our reliance on suppliers;

Company Specific Risk Factors
•	Uncertainties related to the market value of our vessels;
•	Our dependence on a limited number of customers operating in a consolidating industry;
•	Our ability to enter into time charters with existing and new customers, and to re-charter our vessels upon the expiry of existing charters;
•	Uncertainties related to our counterparties’ ability to meet their obligations, which could adversely affect our business;
•	Our ability to acquire additional vessels;
•	Our ability to obtain debt financing for future acquisitions of vessels;
•	A potential increase in operating costs associated with the aging of our fleet;
•	Our ability to attract and retain qualified, skilled crew at reasonable cost;
•	Potential cyber-attacks which may disrupt our business operations;
•	Our ability to leverage to our advantage our Manager’s relationships and reputation within the shipping industry;
•	Potential conflicts of interest between us, our principal officers and our Manager;
•	Our ability to hedge against fluctuations in exchange rates and interest rates;
•	We are exposed to volatility in the Secured Overnight Financing Rate (“SOFR”) in respect of our SOFR based borrowings;
Risks Relating to Our Common Stock
•	Fluctuations in our stock price as a result of volatility in securities markets;
•	Uncertainties over our ability to pay dividends;
•	Uncertainties in the interpretation of corporate law in the Marshall Islands;
•	The expected costs associated with complying with public company regulations; and
•	The effect of any future issuance of preferred stock on the voting power of our shareholders.
Risk Factors
Some of the following risks relate principally to the industry in which we operate and our business in general. Other risks relate principally to the securities market and ownership of our securities. The occurrence of any of the events described in this section could significantly and negatively affect our business, financial condition, operating results, cash available for the payment of dividends on our shares, or the trading price of our securities.
Industry Specific Risk Factors
Our future profitability will be dependent on the level of charter rates in the international container shipping industry.
We operate in the container shipping industry. Our profitability is dependent upon the charter rates we are able to charge for our ships. The supply of, and demand for, shipping capacity strongly influences charter rates. The demand for shipping capacity is determined primarily by the demand for containerized goods trade and the distance that those goods must be moved by sea. The demand for trade is affected by, among other things, world and regional economic and political conditions (including developments in international trade, economic slowdowns caused by public health events such as the COVID-19 pandemic, fluctuations in industrial and agricultural production and armed conflicts), environmental concerns, weather patterns, and changes in seaborne and other transportation costs. The size of the existing fleet in a particular market, the number of new vessel deliveries, the scrapping of older vessels and the number of vessels out of active service (i.e., laid-up, drydocked, awaiting repairs or otherwise not available for hire) determine the supply of shipping capacity, which is measured by the amount of suitable tonnage available to carry cargo.
In addition to the prevailing and anticipated charter rates, factors that affect the rate of newbuilding, scrapping and laying-up include newbuilding prices, secondhand vessel values in relation to scrap prices, costs of bunkers and other operating costs, costs associated with classification society surveys, normal maintenance and insurance coverage, the efficiency and age profile of the existing fleet in the market and government and industry regulation of maritime transportation practices, particularly environmental protection laws and regulations. These factors influencing the supply of and demand for shipping capacity are outside of our control, and we may not be able to correctly assess the nature, timing and degree of changes in industry conditions. Some of these factors may have a negative impact on our revenues and net income.

The cyclical nature of the shipping industry may lead to volatile changes in charter rates, which may reduce our revenues and negatively affect our results of operations.
Containership rates have experienced volatility in the past five years. Containership rates started in a depressed state in 2019 but by March 2019 had gradually strengthened to levels that, although were below those achieved in the first quarter of 2018, were noticeably higher than the low rates seen in 2016. The remainder of the year saw one of the slowest growth rates in the containerized trade, as global economic growth weakened and continued fears of a U.S.-China ‘trade war’ escalated. In January 2020, freight rates rose initially, only to decrease significantly as a result of the COVID-19 pandemic, which resulted in disruptions to industrial production and supply chains and caused uncertainty in the short-term outlook for the sector. However, during the final quarter of 2020, containership rates increased across all segments, drawing a more positive picture for the future. That sentiment continued throughout 2021 and the first half of 2022, with containership rates reaching all-time highs and surpassing the last ten-year historical medians. After peaking in the summer of 2022, containership rates across all segments began to gradually soften, before dropping significantly in the fourth quarter of 2022. Throughout 2023, charter rates declined across all segments, however  incidents in the Red Sea, the Panama Canal drought and the implementation of various environmental regulations, have aided in strengthening container shipping markets in 2024. There has also been strong demand on key trading routes, particularly towards developing economies in 2024, demonstrated by charterers’ appetite to secure longer period charters for vessels that open in 2025.
Rates in the containership market are influenced by the balance of demand for and supply of vessels and may decline again in the future.  Because the factors affecting the supply of and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in industry conditions are unpredictable, and as a result so are the rates at which we can charter our vessels.  In addition, we may not be able to successfully charter our vessels in the future or renew existing charters at rates sufficient to allow us to meet our obligations or to pay dividends to our shareholders.
Some of the factors that influence demand for vessel capacity include:
•	supply of, and demand for, containerized cargo;
•	changes in the production of semi-finished and finished consumer and industrial products, and the resulting changes in the international pattern of trade;
•
global and regional economic and political conditions, armed conflicts and terrorist activities, such as the wars between Ukraine and Russia and Israel and Hamas or trade disruptions in the Red Sea region;

•	pandemics, such as the outbreak of COVID-19;
•	embargoes and strikes;
•	the location of regional and global manufacturing facilities;
•	availability of credit to finance international trade;
•	the location of consuming regions for semi-finished and finished consumer and industrial products;
•	the distance containerized commodities are to be moved by sea;
•	environmental and other regulatory developments;
•	currency exchange rates;
•	changes in global production and manufacturing distribution patterns of finished goods that utilize containerized commodities;
•	Sanctions, embargoes, and import and export restrictions, including those arising as a result of the wars between Ukraine and Russia and between Hamas and Israel;
•	changes in seaborne and other transportation patterns; and
•	weather and other natural phenomena.

Some of the factors that influence the supply of vessel capacity include:
•	the number of newbuilding orders and deliveries including slippage in deliveries;
•	the scrapping rate of older vessels;
•	the price of steel and other materials;
•	port and canal congestion;
•	changes in environmental and other regulations that may limit the useful life of vessels;
•	the price of fuel;
•	vessel casualties; and
•	the number of vessels that are out of service.
We anticipate that the future demand for our container vessels and the charter rates of the corresponding markets will be dependent upon economic recovery and growth in the United States, Europe, Japan, China and India and the overall world economy as well as seasonal and regional changes in demand and changes to the capacity of the world fleet. The capacity of the world fleet may increase, and economic growth may not continue. Adverse economic, political, social, or other developments could also have a material adverse effect on our business and results of operations.
An over-supply of containership capacity may lead to a reduction in charter rates and profitability and may require us to raise additional capital to fund our operations and affect our ability to pay dividends in the future.
The market supply of containerships was highly elevated at the beginning of last decade, with the number of containerships on order reaching historic highs. The orderbook gradually declined and by the end of 2020 neared its lowest level of the last twenty years, though it has been on the rise since. As reported by industry sources, the containership fleet increased by 3.0% in 2020, 4.5% in 2021, 4.0% in 2022 and 8.2% in 2023. As of November 1, 2024, containership capacity has increased by 10.4%. Specifically, as reported by industry sources, the capacity of the fully cellular worldwide container vessel fleet, as of November 1, 2024, was approximately 30.45 million teu with approximately another 7.60 million teu, or about 24.96% of the fleet capacity on order. Growth of the fleet is also affected by the scrapping rate. If the number of new ships delivered exceeds the number of vessels being scrapped and lost, vessel capacity will increase. An over-supply of containership capacity may result in a reduction of charter rates. If the supply of vessel capacity increases but the demand for vessel capacity does not increase correspondingly, charter rates and vessel values could materially decline.
If a rate decline occurs upon the expiration or termination of our current charters, we may only be able to re-charter those vessels at reduced rates or we may not be able to charter these vessels at all. Some containership charters we renewed or concluded during 2016 and 2017 were at unprofitable rates and were entered into because they resulted in lower losses than would have resulted had we put the vessels in lay-up. Charter rates have improved since and reached marginally profitable levels during 2018 and into 2019, but remained volatile and fluctuated during 2018, which continued into 2019. During 2020, the disruption in trade flows and markets caused by the COVID-19 pandemic caused volatility in charter rates. By the end of the year, the containership market was amongst the best performing across all shipping sectors, with charter markets celebrating new highs. Similar increases, although not of the same magnitude, were recorded for other shipping sectors like the drybulk or tanker sector. Containership charters renewed or entered into during 2021 and 2022 were at rates that were quite profitable, while charters renewed during 2023 were at lower levels for some of our vessels.  Due to events in the Red Sea, Panama Canal and the implementation of certain environmental regulations, rates have increased in 2024, but depending on changes of the balances between demand for and supply of shipping capacity, they could decrease again. Any inability to enter into more profitable charters may require us to raise additional capital in order to cover operating expenses and may also affect our ability to pay dividends in the future.

Adverse economic conditions, especially in the Asia Pacific region, the European Union or the United States and the current Ukraine-Russia and Israeli-Hamas conflicts, could harm our business, results of operations and financial condition.
Because a significant number of the port calls made by our vessels involves ports in the Asia Pacific region, economic turmoil in that region may exacerbate the effect of any economic slowdown on us. China has been one of the world’s fastest growing economies and a major manufacturing hub for the production and export of finished goods which are predominantly shipped in containerships.
Economic growth could further slow down for a variety of reasons, including due to supply-chain disruption, the recent surge in inflation and related actions by central banks to ensure a soft landing in the global economy, as well as geopolitical conditions. In particular, an adverse change in economic conditions affecting China, Japan, India or Southeast Asia generally could have a negative effect on the container shipping market. In recent years China and India have been among the world’s fastest growing economies in terms of gross domestic product, and any economic slowdown in the Asia Pacific region, particularly in China or India, may adversely affect demand for seaborne transportation. Moreover, any deterioration in the economy of the United States or the European Union, may further adversely affect economic growth in Asia. Our financial condition and results of operations, as well as our future prospects, would likely be hindered by an economic downturn in any of these countries or geographic regions.
Even prior to the COVID-19 pandemic, China’s high rate of real GDP growth had already reached a plateau. The rapid spread of COVID infections in China, along with its troubled property market, dampened growth significantly in 2022, which expanded by a mere 3.0 percent. Nevertheless, the Chinese economy grew further in 2023 by 2.2 percentage points to stand at 5.2 percent, despite an underwhelming boost following the lifting of pandemic sanctions and persistent property sector woes. Projections now show a Chinese growth of 4.8 percentage points in 2024 and further growth of 4.5 percentage points in 2025.
In addition, the rise in interest rates to tame inflation, the war between Russia and Ukraine, and the war between Israel and Hamas, Hezbollah, and more recently Iran, continue to impact economic activity. The United States, a major trading partner of China, has imposed tariffs on certain goods and has indicated that it may seek to implement more protectionist trade measures, in order to protect its domestic economy, which might further affect the growth rate of the Chinese economy, in particular, and the Asia Pacific region in general.
Additionally, the European Union, or the EU, and certain of its member states are facing significant economic and political challenges, including a risk of increased protectionist policies. The trade and financial sanctions imposed on Russia have also directly impacted prices and economic activity. Our business, results of operations and financial condition will likely be harmed by any significant economic downturn and economic instability in the Asia Pacific region, including China, or in the EU or the United States.
Outbreaks of epidemic and pandemic diseases and governmental responses thereto could adversely affect our business.
Pandemics, epidemics or other infectious disease outbreaks and government responses to such outbreaks could affect our operations negatively.  For instance, COVID-19, which was initially declared a pandemic by the World Health Organization on March 11, 2020 and was declared no longer a global health emergency on May 5, 2023, negatively affected economic conditions, supply chains, labor markets, and demand for certain shipped goods both regionally and globally as a result of government efforts to combat the pandemic, including the enactment or imposition of travel bans, quarantines and other emergency public health measures.
The extent to which our business could be negatively affected by future pandemics, epidemics or other outbreaks of infectious diseases is uncertain and may depend on numerous evolving factors that we cannot predict and that are outside of our control, such as the duration and severity of the infectious disease outbreak; government responses to such outbreak including travel restrictions and quarantine; the effect such an outbreak would have on the global business environment and the demand for the goods we transport; its effect on the price of fuel for our vessels; shortages or reductions of supply of essential goods, services or labor; and fluctuations in general economic or financial conditions tied to the outbreak, such as a sharp increase in interest rates or reduction in the availability of credit, and governmental responses thereto. We cannot predict the effect that an outbreak of a new COVID-19 variant or strain, or any future infectious disease outbreak, pandemic or epidemic may have on our business, results of operations and financial condition, but it could be material and adverse.

Changes in the economic and political environment in China and policies adopted by the Chinese government to regulate China’s economy may have a material adverse effect on our business, financial condition and results of operations.
The Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development, (or “OECD”), in such respects as structure, government involvement, level of development, growth rate, capital reinvestment, allocation of resources, rate of inflation and balance of payments position. Prior to 1978, the Chinese economy was a planned economy. Since 1978, increasing emphasis has been placed on the utilization of market forces in the development of the Chinese economy. Annual and five-year State Plans are adopted by the Chinese government in connection with the development of the economy. Although state-owned enterprises still account for a substantial portion of the Chinese industrial output, in general, the Chinese government is reducing the level of direct control that it exercises over the economy through State Plans and other measures. There is an increasing level of freedom and autonomy in areas such as allocation of resources, production, pricing and management and a gradual shift in emphasis to a “market economy” and enterprise reform. Limited price reforms were undertaken, with the result that prices for certain commodities are principally determined by market forces. Many of the reforms are unprecedented or experimental and may be subject to revision, change or abolition based upon the outcome of such experiments. The Chinese government may not continue to pursue a policy of economic reform. The level of imports to and exports from China could be adversely affected by the nature of the economic reforms pursued by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions, all of which could adversely affect our business, operating results, financial condition and cash flows.
We conduct business in China, where the legal system is not fully developed and has inherent uncertainties that could limit the legal protections available to us.
Some of our vessels may be chartered to Chinese customers and from time to time on our charterers’ instructions, our vessels may call on Chinese ports. Such charters and voyages may be subject to regulations in China that may require us to incur new or additional compliance or other administrative costs and may require that we pay to the Chinese government new taxes or other fees. Applicable laws and regulations in China may not be well publicized and may not be known to us or to our charterers in advance of us or our charterers becoming subject to them, and the implementation of such laws and regulations may be inconsistent. Changes in Chinese laws and regulations, including with regards to tax matters, or changes in their implementation by local authorities could affect our vessels if chartered to Chinese customers as well as our vessels calling to Chinese ports and could have a material adverse impact on our business, financial condition and results of operations.
Liner companies, which comprise the largest contingent of charterers of containerships, could be placed under significant financial pressure if market conditions deteriorate, thereby increasing our charter counterparty risk which may have a material adverse effect on our business, financial condition and results of operations.
The COVID-19 pandemic had a major impact on containership rates, causing prolonged uncertainty in the markets through most of 2020. However, by the end of the year, rates reached ten-year highs. 2021 and the first half of 2022 were strong periods for the containership markets, with rates exceeding average and median levels for the last 20 years, due in large part to logistical disruptions and firm trade demand in containership products. However, starting from the third quarter of 2022, containership rates began to gradually soften as a result of a slowdown in world economic activity, including waning demand for containership trade, alongside lower consumer activity due to inflationary pressures and the easing of logistical disruptions. In 2023, containership rates softened further while the recovery of rates in 2024 is generally attributed to regional tensions anticipated to be of short to medium duration; overall, rates are expected to continue to move towards historical average levels and strong supply growth in the next two years is likely to further increase pressure on the level of rates.
These challenges and a potentially lower demand for containerized trade may increase the likelihood of our customers being unable or unwilling to pay us contracted charter rates. The expected increase in the size of the world containership fleet over the next several years may make it difficult to secure substitute employment for our containerships if our counterparties fail to perform their obligations under the currently arranged time charters, and any new charter arrangements we are able to secure may be at lower rates.

The containership industry is highly competitive, and we may be unable to compete successfully for charters with established companies or new entrants that may have greater resources and access to capital, which may have a material adverse effect on our business, prospects, financial condition, liquidity and results of operations.
The containership industry is highly competitive and capital intensive. Competition arises primarily from other vessel owners, some of whom may have greater resources and access to capital than we have. Competition among vessel owners for the seaborne transportation of semi-finished and finished consumer and industrial products can be intense and depends on the charter rate, location, size, age, condition and the acceptability of the vessel and its operators to the charterers. Due in part to the highly fragmented market, many of our competitors with greater resources and access to capital than we have could operate larger fleets than we may operate and thus be able to offer lower charter rates or higher quality vessels than we are able to offer. If this were to occur, we may be unable to retain or attract new charterers on attractive terms or at all, which may have a material adverse effect on our business, prospects, financial condition, liquidity and results of operations.
We may have difficulty securing profitable employment for our vessels if their charters expire in a depressed market.
All three of our vessels are employed on time charter contracts and are scheduled to expire between 2024 and 2026. As of November 1, 2024, the containership charter rates for vessels like ours are above historical averages. When the current charters of our vessels are due for renewal, we may be unable to re-charter these vessels at similar or better rates or we might not be able to charter them at all. Although we do not receive any revenues from our vessels while not employed, we are required to pay expenses necessary to maintain the vessels in proper operating condition, insure them and service any indebtedness secured by such vessels. If we cannot re-charter our vessels on time charters or trade them in the spot market profitably, our results of operations and operating cash flow will be adversely affected. We may be forced to lay up vessels or sell them if rates drop to levels below daily running expenses or if we are unable to find employment for the vessels for prolonged periods of time.
We will not be able to take advantage of potentially favorable opportunities in the current market with respect to vessels employed on time charters.
As of November 1, 2024, our vessels are employed under time charters with remaining terms ranging from 2 months to 22 months based on the minimum duration of the charter contracts. Although time charters provide relatively steady streams of revenue, vessels committed to time charters may not be available for chartering during periods of increasing charter rates. If we cannot re-charter these vessels on time charters or trade them profitably on the spot market, our results of operations and operating cash flow may suffer. We may not be able to secure charter rates in the future that will enable us to operate our vessels profitably.
Increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our Environmental, Social and Governance (“ESG”) policies may impose additional costs on us or expose us to additional risks.
Companies across all industries are facing increasing scrutiny relating to their ESG policies. Investor advocacy groups, certain institutional investors, investment funds, lenders and other market participants are increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. The increased focus and activism related to ESG and similar matters may hinder access to capital, as investors and lenders may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices.
We may face increasing pressures from investors, lenders and other market participants, who are increasingly focused on climate change, to prioritize sustainable energy practices, reduce our carbon footprint and promote sustainability. As a result, we may be required to implement more stringent ESG procedures or standards so that our existing and future investors and lenders remain invested in us and make further investments in us. If we do not meet these standards, our business and/or our ability to access capital could be harmed.

Additionally, certain investors and lenders may exclude shipping companies, such as us, from their investing portfolios altogether due to environmental, social and governance factors. These limitations in both the debt and equity capital markets may affect our ability to develop as our plans for growth may include accessing the equity and debt capital markets. If those markets are unavailable, or if we are unable to access alternative means of financing on acceptable terms, or at all, we may be unable to implement our business strategy, which would have a material adverse effect on our financial condition and results of operations and impair our ability to service any future indebtedness. Further, it is likely that we will incur additional costs and require additional resources to monitor, report and comply with wide ranging ESG requirements. The occurrence of any of the foregoing could have a material adverse effect on our business and financial condition.
If we fail to adapt to or comply with investor, lender or other industry shareholder expectations and standards, which are evolving, or if we fail to comply with the SEC’s requirements, or if we are perceived to have failed to respond appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, we may suffer from reputational damage and incur costs related to litigation or as a failure to comply with regulatory requirements, and our business, financial condition, and/or stock price could be materially and adversely affected.
Climate change and greenhouse gas restrictions may adversely impact our operations and markets.
Due to concern over the risk of climate change, a number of countries and the International Maritime Organization (“IMO”) have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. More specifically, on October 27, 2016, the International Maritime Organization’s Marine Environment Protection Committee (“MEPC”) announced its decision concerning the implementation of regulations mandating a reduction in sulfur emissions from 3.5% currently to 0.5% as of the beginning of January 1, 2020. Additionally, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships. The initial strategy identifies levels of ambition to reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships through implementation of further phases of the Energy Efficiency Design Index (“ EEDI”) for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely.   In July 2023, MEPC 80 adopted a revised strategy, which identifies a number of levels of ambition, including: (1) decline of carbon intensity through further improvement of the energy efficiency for new ships; (2) decline of carbon intensity of international shipping, to reduce CO2 emissions by at least 40% by 2030, compared to 2008, and by at least 70% by 2040; (3) uptake of zero or near-zero Greenhouse Gas (“GHG”) emission technologies, fuels, and/or energy sources, striving to represent 10% of the energy sources used by international shipping by 2030; and (4) to reach net-zero GHG emission by or around 2050.  In March 2024, MEPC 81 further developed the goal-based marine fuel standard regulating the phased reduction of marine fuel’s GHG intensity as part of its mid-term measures.
In addition, although the emissions of greenhouse gases from international shipping currently are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which required adopting countries to implement national programs to reduce emissions of certain gases, or the Paris Agreement (discussed further below), a new treaty may be adopted in the future that includes restrictions on shipping emissions. Compliance with changes in laws, regulations and obligations relating to climate change could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions or administer and manage a greenhouse gas emissions program. Revenue generation and strategic growth opportunities may also be adversely affected.”

We are subject to complex laws and regulations, including environmental regulations that can adversely affect the cost, manner or feasibility of doing business.
Our operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These requirements include, but are not limited to, the International Convention for the Prevention of Pollution from Ships of 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as MARPOL, including the designation of emission control areas, ECAs, thereunder, the International Convention on Load Lines of 1966, or the LL Convention, the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended by different Protocol in 1976, 1984 and 1992, and amended in 2000, and generally referred to as the CLC, the International Convention on Civil Liability for Bunker Oil Pollution Damage, or Bunker Convention, the International Convention for the Safety of Life at Sea of 1974, or SOLAS, the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code, the International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention, the U.S. Oil Pollution Act of 1990, or OPA, the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, the U.S. Clean Water Act, or the CWA, the U.S. Clean Air Act, or the CAA, the U.S. Outer Continental Shelf Lands Act, the U.S. Maritime Transportation Security Act of 2002, or the MTSA, and European Union regulations. Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels.
Furthermore, events like the explosion of the Deepwater Horizon and the subsequent release of oil into the Gulf of Mexico, or other events, may result in further regulation of the shipping industry, and modifications to statutory liability schemes. Thus, we may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions including greenhouse gases, the management of ballast waters, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations.
Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Because such conventions, laws and regulations are often revised, we cannot predict the ultimate cost of complying with such conventions, laws and regulations or the impact thereof on the resale price or useful life of our vessels. Additional conventions, laws and regulations may be adopted which could limit our ability to do business or increase the cost of our doing business and which may materially adversely affect our operations. We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our operations. Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil within the 200-mile exclusive economic zone around the United States. An oil spill could result in significant liability, including fines, penalties and criminal liability and remediation costs for natural resource damages under other federal, state and local laws, as well as third-party damages. We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. There can be no assurance that any such insurance we have arranged to cover certain environmental risks will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, results of operations, cash flows and financial condition and our ability to pay dividends. We currently maintain, for each of our vessels, pollution liability coverage insurance of $1.0 billion per incident. If the damages from a catastrophic spill exceeded our insurance coverage, it would severely and adversely affect our business, results of operations, cash flows, financial condition and ability to pay dividends.
Environmental requirements can also require a reduction in cargo capacity, ship modifications or operational changes or restrictions, lead to decreased availability of insurance coverage for environmental matters or result in the denial of access to certain jurisdictional waters or ports, or detention in certain ports. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including clean up obligations and natural resource damages in the event that there is a release of bunkers or hazardous substances from our vessels or otherwise in connection with our operations. We could also become subject to personal injury or property damage claims relating to the release of hazardous substances associated with our existing or historic operations. Violations of, or liabilities under, environmental requirements can result in substantial penalties, fines and other sanctions, including in certain instances, seizure or detention of our vessels.

We are subject to international safety regulations and the failure to comply with these regulations may subject us to increased liability, may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports.
The operation of our vessels is affected by the requirements set forth in the ISM Code set forth in Chapter IX of SOLAS. The ISM Code requires shipowners, ship managers and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe vessel operations and for dealing with emergencies. We rely upon the safety management system that we and our technical manager have developed for compliance with the ISM Code. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject it to increased liability, may invalidate existing insurance or decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.  Currently, each of our vessels and Eurobulk, are ISM Code-certified, but we may not be able to maintain such certification indefinitely.
The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with the ISM Code requirements for a safety management system. No vessel can obtain a safety management certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. We have obtained documents of compliance for our offices and safety management certificates for all of our vessels for which the certificates are required by the United Nations’ International Maritime Organization (the “IMO”). The document of compliance (the “DOC”) and the safety management certificate (the “SMC”) are renewed as required.
In addition, vessel classification societies also impose significant safety and other requirements on our vessels. In complying with current and future environmental requirements, vessel-owners and operators may also incur significant additional costs in meeting new maintenance and inspection requirements, in developing contingency arrangements for potential spills and in obtaining insurance coverage. Government regulation of vessels, particularly in the areas of safety and environmental requirements, can be expected to become stricter in the future and require us to incur significant capital expenditures on our vessels to keep them in compliance.
The operation of our vessels is also affected by other government regulation in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which the vessels operate, as well as in the country or countries of their registration. As mentioned above, we are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, certificates and financial assurances with respect to our operations. See Item 4: “Information on the Company – Business Overview – Environmental and Other Regulations in the Shipping Industry” for more information.
Regulations relating to ballast water discharge may adversely affect our revenues and profitability.
The IMO has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water. Depending on the date of the International Oil Pollution Prevention (“IOPP”) renewal survey, existing vessels constructed before September 8, 2017 must comply with the updated D-2 standard on or after September 8, 2019. For most vessels, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Ships constructed on or after September 8, 2017 are to comply with the D-2 standards on or after September 8, 2017.  All three of our vessels have been fitted to comply with the updated guideline.
Furthermore, United States regulations are currently changing. Although the 2013 Vessel General Permit (“VGP”) program and U.S. National Invasive Species Act (“NISA”) are currently in effect to regulate ballast discharge, exchange and installation, the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018, requires that the U.S. Environmental Protection Agency (“EPA”) develop national standards of performance for approximately 30 discharges, similar to those found in the VGP within two years. On October 26, 2020, the EPA published a Notice of Proposed Rulemaking for Vessel Incidental Discharge National Standards of Performance under VIDA. On October 18, 2023, the EPA published a supplemental notice of the proposed rule sharing new ballast water data received from the U.S. Coast Guard (“USCG”) and providing clarification on the proposed rule.  The public comment period for the proposed rule ended on December 18, 2023.  On September 20, 2024, the EPA finalized the rule, which was published on October 9, 2024. Under the finalized rule, the USCG must develop corresponding implementation, compliance and enforcement regulations regarding ballast water within two years. The new regulations could require the installation of new equipment, which may cause us to incur substantial costs. Until the EPA issues its corresponding implementing regulations, interim requirements established through the EPA 2013 Vessel General Permit (VGP) and the USCG ballast water regulations, and any applicable state and local government requirements, continue to apply.

Regulations relating to low sulfur emissions that came into effect on January 1, 2020 may adversely affect our revenues and profitability.
Under maritime regulations that came into effect on January 1, 2020, ships are required to reduce sulfur emissions from 3.5% to 0.5% m/m through the use of scrubbers or buying fuel with low sulfur content which is more expensive than standard marine fuel.  We do not currently intend to install scrubbers on our fleet. Our fuel costs and fuel inventories have increased as a result of these sulfur emission regulations, but the effect is limited by the fact that our vessels are under time charter agreements and these costs are paid by the charterer. However, fuel costs are taken into account by the charterer in determining the amount of time charter hire and, therefore, fuel costs also indirectly affect time charter rates. Low sulfur fuel is more expensive than standard marine fuel containing 3.5% sulfur content and may become more expensive or difficult to obtain as a result of increased demand, which may have a material adverse effect on our business, results of operations, cash flows and financial condition.
Increased inspection procedures and tighter import and export controls and new security regulations could increase costs and disrupt our business.
International container shipping is subject to various security and customs inspection and related procedures in countries of origin and destination. Inspection procedures may result in the seizure of contents of our vessels, delays in the loading, offloading or delivery and the levying of customs duties, fines or other penalties against us.
It is possible that changes to existing procedures will be proposed or implemented. Any such changes may affect the container shipping industry and have the potential to impose additional financial and legal obligations on carriers and, in certain cases, to render the shipment of certain types of goods by container uneconomical or impractical. These additional costs could reduce the volume of goods shipped in containers, resulting in a decreased demand for container vessels. In addition, it is unclear what financial costs any new security procedures might create for container vessel owners, or whether companies responsible for the global traffic of containers at sea, referred to as container line operators, may seek to pass on certain of the costs associated with any new security procedures to vessel owners.
If our vessels fail to maintain their class certification and/or fail any annual survey, intermediate survey, drydocking or special survey, those vessels would be unable to carry cargo, thereby reducing our revenues and profitability and violating certain covenants in our loan agreements.
The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Our vessels are currently classed with Det Norske Veritas (“DNV”) and Bureau Veritas. ISM and International Ship and Port Facilities Security (“ISPS”) certifications have been awarded to the vessels by Bureau Veritas or Liberian Flag Administration and to the Manager by Bureau Veritas.
A vessel must undergo annual surveys, intermediate surveys, drydockings and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Every vessel is also required to have its underwater parts inspected by class every 30 to 36 months, but for vessels subject to enhanced survey requirements and above 15 years of age, its underwater parts must be inspected in dry-dock.
If any vessel does not maintain its class and/or fails any annual survey, intermediate survey, drydocking or special survey, the vessel will be unable to carry cargo between ports and will be unemployable and uninsurable. That status could cause us to be in violation of certain covenants in our loan agreements. Any such inability to carry cargo or be employed, or any such violation of covenants, could have a material adverse impact on our financial condition and results of operations.
Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in class” by a classification society that is a member of the International Association of Classification Societies (“IACS”). All of our vessels that we have purchased, and may agree to purchase in the future, must be certified as being “in class” prior to their delivery under our standard purchase contracts and memorandum of agreement. If the vessel is not certified on the date of closing, we have no obligation to take delivery of the vessel. We have all of our vessels, and intend to have all vessels that we acquire in the future, classed by IACS members. See Item 4: “Information on the Company – Business Overview – Environmental and Other Regulations in the Shipping Industry” for more information.

Rising fuel prices may adversely affect our results of operations and the marketability of our vessels.
Fuel (bunkers) is a significant, if not the largest, operating expense for many of our shipping operations when our vessels are under voyage charter. When a vessel is operating under a time charter, these costs are paid by the charterer. However, fuel costs are taken into account by the charterer in determining the amount of time charter hire and, therefore, fuel costs also indirectly affect time charter rates. Fuel prices are highly based on, and are highly correlated to, the price of oil. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, such as the recent wars between Russia and Ukraine and Israel, Hamas, Hezbollah and Iran, which remain ongoing as of the date of this registration statement, supply and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries (“OPEC”) and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns.
More recently, in 2020, the COVID-19 pandemic resulted in crude oil prices hitting a major slump as oil demand drastically declined following lockdowns and travel restrictions. By April 2020, prices fell to $18.44/bbl by April 2020, after OPEC and Russia failed to agree on maintaining production cuts, and Saudi Arabia increased its own production. As the COVID-19 pandemic continued to spread around the world, oil prices dropped to historical lows during 2020 and closed the year at $43.52/bbl. Oil traded lower throughout the year, as rising COVID-19 infections and the new strain, sparked demand concerns. Prices edged slightly higher in December 2020, ranging around $48/bbl, upon the rolling out of the COVID-19 vaccines, coupled by Saudi Arabia’s announcement regarding a large output reduction for February and March 2021. In February 2021, the average West Texas Intermdiate (“WTI”) price stood at $59/bbl, the highest value since the start of the pandemic, with hopes of steady vaccination roll out and OPEC production limits having led to cautious optimism at global markets. Prices fluctuated throughout 2021, with the annual average price reaching about $68/bbl; a significant increase compared to the 2020 average. Since then, we have seen a significant increase, after Western countries imposed sanctions on Russia, raising fears of supply disruptions from one of the largest producers of oil and gas. During 2022, oil prices fluctuated significantly. Following Russia’s invasion in Ukraine and fears over low crude oil inventories, prices rose to over $130/bbl in March 2022. Prices starting waning towards the end of 2022 and the beginning of 2023, to around $80/bbl, briefly rising to around $91/bbl in September 2023, before dropping to around $72/bbl by the end of the year. Oil prices remained high and well above their 10-year average of about $67/bbl (for WTI) throughout 2023. During 2024, the average price of WTI has fluctuated between $75/bbl and about $83/bbl, and as of November 1, 2024 it stood at around $70/bbl due to worries about demand in China and concerns about further disruptions in the Middle East. Prices are currently influenced by concerns over the Red Sea crisis amid an escalating conflict in the Middle East, further economic slowdown fears and central banks’ efforts to address inflation. Any increases in the price of fuel, especially if exceeding its 10-year average, may adversely affect our operations, particularly if such increases are combined with lower containership rates.
Upon redelivery of vessels at the end of a period time or trip time charter, we may repurchase bunkers on board at prevailing market prices, which could be materially higher than fuel prices at the inception of the charter period. We may also be obligated to value our bunkers, inventories, on board at the end of a period time or trip time charter, at a lower value than the acquisition value, if prevailing market prices are significantly lower at the time of the vessel redelivery from the charterer.
Rising crew costs may adversely affect our profits.
Crew costs are a significant expense for us under our charters. There is a limited supply of well-qualified crew. We generally bear crewing costs under our charters. An increase in the world vessel operating fleet will likely result in higher demand for crews which, in turn, might drive crew costs further up. Moreover, the COVID-19 pandemic has affected the rotation of our crew members due to quarantine restrictions placed on embarking and disembarking on our vessels. Any such disruptions could impact the cost of rotating our crew. Any increase in crew costs may adversely affect our profitability especially if such increase is combined with lower containership rates.

Maritime claimants could arrest or attach our vessels, which would interrupt our business or have a negative effect on our cash flows.
Crew members, suppliers of goods and services to a vessel, shippers of cargo, lenders and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting or attaching a vessel through foreclosure proceedings. The arresting or attachment of one or more of our vessels could interrupt our cash flow and require us to pay large sums to have the arrest or attachment lifted which would have a material adverse effect on our financial condition and results of operations.
In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel that is subject to the claimant’s maritime lien, and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against one of our vessels for claims relating to another of our vessels.
The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.
We expect that our vessels will call in ports in South America and other areas where smugglers attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. To the extent our vessels are found with contraband, whether inside or attached to the hull of our vessel and whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims, which could have an adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.
Governments could requisition our vessels during a period of war or emergency, resulting in loss of earnings.
A government could requisition for title or seize one or more of our vessels. Requisition for title occurs when a government takes control of a vessel and becomes the owner. Also, a government could requisition one or more of our vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Even if we would be entitled to compensation in the event of a requisition of one or more of our vessels, the amount and timing of the payment would be uncertain. Government requisition of one or more of our vessels could have a material adverse effect on our financial condition and results of operations.
World events outside our control may negatively affect our ability to operate, thereby reducing our revenues and results of operations or our ability to obtain additional financing, thereby restricting the implementation of our business strategy.
We operate in a sector of the economy that is likely to be adversely impacted by the effects of political conflicts, including the continued global trade war between the U.S. and China, current political instability in the Middle East, terrorist or other attacks, war or international hostilities. Terrorist attacks such as the attacks on the United States on September 11, 2001, and similar attacks that followed, the continuing response to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty in the world financial markets and may affect our business, results of operations and financial condition. The continuing conflicts or regional turmoil in Iraq, Iran, Afghanistan, Libya, Egypt, Ukraine, Syria, Palestine and the Red Sea region may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. More recently, the trade and financial sanctions imposed on Russia due to its invasion in Ukraine, have caused turbulence in the global markets. These uncertainties could also have a material adverse effect on our ability to obtain additional financing on terms acceptable to us or at all. Terrorist attacks on vessels may in the future also negatively affect our operations and financial condition and directly impact our vessels or our customers, including most recently, disruptions in the Red Sea in connection with the conflict between Israel and Hamas. Future terrorist attacks could result in increased volatility and turmoil of the financial markets in the United States of America and globally and could result in an economic recession in the United States of America or the world. Additionally, any escalations between the North Atlantic Treaty Organization countries and Russia could result in retaliation from Russia that could potentially affect the shipping industry. There may also be long-term adverse impacts from the COVID-19 pandemic that negatively affect industrial production. In addition, the continued global trade war between the U.S. and China, including the introduction by the U.S. of tariffs on selected imported goods, mainly from China, may provoke further retaliation measures from the affected countries which has the potential to impede trade. Any of these occurrences could have a material adverse impact on our financial condition, costs and operating cash flows.

Disruptions in world financial markets and the resulting governmental action could have a material adverse impact on our ability to obtain financing, our results of operations, financial condition and cash flows, and could cause the market price of our common stock to decline.
Europe, the United States and other parts of the world have exhibited weak economic conditions, are exhibiting volatile economic trends or have been in a recession. For example, during the 2008-2009 crisis, the credit markets in the United States experienced sudden and significant contraction, deleveraging and reduced liquidity, and the United States federal government and state governments have since implemented a broad variety of governmental action and/or new regulation of the financial markets. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The Securities and Exchange Commission (“SEC”), other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws. A number of financial institutions and especially banks that traditionally provide debt to shipping companies like ours have experienced serious financial difficulties and, in some cases, have entered bankruptcy proceedings or are in regulatory enforcement actions. As a result, access to credit markets around the world has been reduced. The extension of Quantitative Easing (“QE”) and more recently the reversal of it, high levels of Non-Performing Loans (“NPLs”) in Europe and stricter lending requirements may reduce bank lending capacity and/or make the terms of any lending more onerous.
We face risks related to changes in economic environments, changes in interest rates, and instability in the banking and securities markets around the world, among other factors. Major market disruptions and the changes in market conditions and regulatory changes worldwide may adversely affect our business or impair our ability to borrow amounts under our credit facilities or any future financial arrangements. We cannot predict how long the current market conditions will last. However, these recent and developing economic and governmental factors, including proposals to reform the financial system, together with the concurrent decline in charter rates and vessel values, may have a material adverse effect on our results of operations, financial condition or cash flows, and might cause the price of our common stock on the Nasdaq Capital Market to decline.
In addition, public health threats, such as the COVID-19 pandemic, influenza and other highly communicable diseases or viruses, outbreaks of which have from time to time occurred in various parts of the world in which we operate, including China, could adversely impact our operations, and the operations of our customers.
If there are further disruptions in world financial markets, we may require substantial additional financing to fund acquisitions of additional vessels and to implement our business plans. Sufficient financing may not be available on terms that are acceptable to us or at all. If we cannot raise the financing we need in a timely manner and on acceptable terms, we may not be able to acquire the vessels necessary to implement our business plans and consequently we may not be able to pay dividends.
We rely on information technology, and if we are unable to protect against service interruptions, data corruption, cyber-based attacks or network security breaches, our operations could be disrupted, and our business could be negatively affected.
We rely on information technology networks and systems to process, transmit and store electronic and financial information; to capture knowledge of our business; to coordinate our business across our operation bases; and to communicate internally and with customers, suppliers, partners and other third-parties. These information technology systems, some of which are managed by third parties, may be susceptible to damage, disruptions or shutdowns, hardware or software failures, power outages, computer viruses, cyberattacks, telecommunication failures, user errors or catastrophic events. Our information technology systems are becoming increasingly integrated, so damage, disruption or shutdown to the system could result in a more widespread impact. Our business operations could be targeted by individuals or groups seeking to sabotage or disrupt our information technology systems and networks, or to steal data. A successful cyber-attack could materially disrupt our operations, including the safety of our operations, or lead to unauthorized release of information or alteration of information in our systems. Any such attack or other breach of our information technology systems could have a material adverse effect on our business and results of operations. If our information technology systems suffer severe damage, disruption or shutdown, and our business continuity plans do not effectively resolve the issues in a timely manner, our operations could be disrupted and our business could be negatively affected. In addition, cyber-attacks could lead to potential unauthorized access and disclosure of confidential information and data loss and corruption. There is no assurance that we will not experience these service interruptions or cyber-attacks in the future. Further, as the methods of cyber-attacks continue to evolve, we may be required to expend additional resources to continue to modify or enhance our protective measures or to investigate and remediate any vulnerabilities to cyber-attacks.

Moreover, cyber-attacks against the Ukrainian government and other countries in the region have been reported in connection with the ongoing conflict between Russia and Ukraine. It is possible that such attacks could have collateral effects on additional critical infrastructure or financial institutions globally, which could adversely affect our business, operating results and financial condition. At this time, it is difficult to assess the likelihood of such threat and any potential impact.
Further, in July 2023, the SEC adopted amendments to its rules on cybersecurity risk management, strategy, governance, and incident disclosure. The amendments, require us to report material cybersecurity incidents involving our information systems and periodic reporting regarding our policies, and procedures to identify and manage cybersecurity risks, among other disclosures.
The increased number of our shore personnel working remotely might increase our vulnerability to cyber-attacks and risk of cyber-security breaches which would affect our operations and financial results.
We, and our Manager, have implemented a policy permitting personnel to work remotely when necessary. While adapting to new ways of operating, employees are encouraged and in certain cases required to operate remotely. When not working at our shore office location, our staff is working remotely, typically, from their private residences. While we have taken measures to ensure secure communications with our office information systems and systems on-board our vessels, we do not control all of the equipment and communication systems that each of our staff is using at their residence. Consequently, we may face an increased risk of cyber-security attacks and cyber-security breaches which could impede our ability to manage our operations and affect our financial results.
Seasonal fluctuations could affect our operating results and the amount of available cash with which we service our debt or could pay dividends.
We operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, in charter rates. To the extent we operate vessels in the spot market, this seasonality may result in quarter-to-quarter volatility in our operating results which could affect our ability to reinstate payment of dividends to our common shareholders. For example, the containership market is typically stronger in the spring and fall months following the celebration of Chinese New Year in the first quarter of each year and in anticipation of the increased demand during the year-end holiday season. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. This seasonality has not materially affected our operating results and the amount of available cash with which we service any future debt or could pay dividends, because our fleet is currently employed on period time charters, but this seasonality may materially affect our operating results if our vessels are employed in the spot market in the future.
Reliance on suppliers may limit our ability to obtain supplies and services when needed.
We rely on a significant number of third-party suppliers of consumables, spare parts and equipment to operate, maintain, repair and upgrade our fleet of ships. Delays in delivery or unavailability or poor quality of supplies could result in off-hire days due to consequent delays in the repair and maintenance of our fleet or lead to our time charters being terminated. This would negatively impact our revenues and cash flows. Cost increases could also negatively impact our future operations.
We may be subject to litigation that, if not resolved in our favor and not sufficiently insured against, could have a material adverse effect on us.
We may be involved in various litigation matters from time to time. These matters may include, among other things, contract disputes, personal injury claims, environmental claims or proceedings, asbestos and other toxic tort claims, employment matters, governmental claims for taxes or duties, and other litigation that arises in the ordinary course of our business. Although we intend to defend these matters vigorously, we cannot predict with certainty the outcome or effect of any claim or other litigation matter, and the ultimate outcome of any litigation or the potential costs to resolve them may have a material adverse effect on us. Insurance may not be applicable or sufficient in all cases and/or insurers may not remain solvent which may have a material adverse effect on our financial condition and operating cash flows.

Company Specific Risk Factors
We depend entirely on Eurobulk to manage and charter our fleet, which may adversely affect our operations if Eurobulk fails to perform its obligations.
We have no employees, and we currently contract the commercial and technical management of our fleet, including crewing, maintenance and repair, to Eurobulk, our affiliated ship management company. We may lose the Manager’s services or the Manager may fail to perform its obligations to us which could have a material adverse effect on our financial condition and results of our operations. Although we may have rights against our Manager if it defaults on its obligations to us, you will have no recourse against our Manager. Further, we will need to seek approval from our lenders to change the Manager as our ship manager.
Because the Manager is a privately held company, there is little or no publicly available information about it and there may be very little advance warning of operational or financial problems experienced by the Manager that may adversely affect us.
The ability of the Manager to continue providing services for our benefit will depend in part on its own financial strength. Circumstances beyond our control could impair the Manager’s financial strength, and because the Manager is privately held it is unlikely that information about its financial strength would become public unless the Manager began to default on its obligations. As a result, there may be little advance warning of problems affecting the Manager, even though these problems could have a material adverse effect on us.
We may have difficulty properly managing our strategy of growth through acquisitions of secondhand vessels of older vintage and we may not realize expected benefits from these acquisitions, which may negatively impact our cash flows, liquidity and our ability to pay dividends to our stockholders.
We intend to grow our business through selective acquisitions of secondhand vessels of older vintage, typically older than twenty years of age, to the extent that they are available although we may acquire vessels of any age. Our future growth will primarily depend on:
•	the availability of employment for our vessels;
•	locating and identifying suitable secondhand vessels;
•	obtaining required financing on acceptable terms;
•	consummating vessel acquisitions;
•	enlarging our customer base;
•	hiring additional shore-based employees and seafarers;
•	continuing to meet technical and safety performance standards; and
•	managing joint ventures or significant acquisitions and integrating the new ships into our fleet.

Ship values are correlated with charter rates. During periods in which charter rates are high, ship values are generally high as well, and it may be difficult to consummate ship acquisitions at favorable prices. During periods in which charter rates are low and employment is scarce, ship values are low and any vessel acquired without an attached time charter will automatically incur additional expenses to operate, insure, maintain and finance the ship, thereby significantly increasing our operating and finance costs. In addition, any vessel acquisition may not be profitable at or after the time of acquisition and may not generate cash flows sufficient to justify the investment. We may not be successful in executing any future growth plans and we cannot give any assurance that we will not incur significant expenses and losses in connection with such growth efforts. Other risks associated with vessel acquisitions that may harm our business, financial condition and operating results include the risks that we may:
•	fail to realize anticipated benefits, such as new customer relationships, cost-savings or cash flow enhancements;
•	be unable to hire, train or retain qualified shore-based and seafaring personnel to manage and operate our growing business and fleet;
•	decrease our liquidity by using a significant portion of available cash or borrowing capacity to finance acquisitions;
•	significantly increase our interest expense or financial leverage if we incur debt to finance acquisitions;
•	incur or assume unanticipated liabilities, losses or costs associated with any vessels or businesses acquired; or
•	incur other significant charges, such as impairment of goodwill or other intangible assets, asset devaluation or restructuring charges.
If we fail to properly manage our growth through acquisitions of newbuild or secondhand vessels we may not realize the expected benefits from these acquisitions, which may negatively impact our cash flows, liquidity and our ability to pay dividends to our stockholders. Unlike newbuild vessels, secondhand vessels, especially of older vintage, typically do not carry warranties as to their condition. While we generally inspect existing vessels prior to purchase, such an inspection would normally not provide us with as much knowledge of a vessel’s condition as we would possess if it had been built for us and operated by us during its life. Repairs and maintenance costs for secondhand vessels are difficult to predict and may be substantially higher than for vessels we have operated since they were built. These costs could decrease our cash flows, liquidity and our ability to pay dividends to our stockholders.
Our business depends upon certain members of our senior management who may not necessarily continue to work for us.
Our future success depends to a significant extent upon our Chairman and Chief Executive Officer (“CEO”), Aristides J. Pittas, certain members of our senior management and our Manager. Mr. Pittas has substantial experience in the container shipping industry and has worked with us and our Manager for many years. He, our Manager and certain members of our senior management team are crucial to the execution of our business strategies and to the growth and development of our business. If these individuals were no longer to be affiliated with us or our Manager, or if we were to otherwise cease to receive services from them, we may be unable to recruit other employees with equivalent talent and experience, which could have a material adverse effect on our financial condition and results of operations.
Certain of our shareholders affiliated with the Pittas family will hold shares of Euroholdings in amounts to collectively give them control of the total outstanding voting power represented by our outstanding shares.
Upon consummation of the Spin-off distribution, the Pittas family and its affiliates, who are deemed to have beneficial ownership of the shares of common stock beneficially owned by Containers Shareholders Trinity Ltd., Friends Investment Company Inc., Eurobulk Marine Holdings Inc. and Family United Navigation Co., will hold 57.6% of the voting power of the Company. As a result of this share ownership and for as long as the Pittas family owns a majority percentage of our outstanding common stock and voting power, they will be able to control us and our affairs, including, among other matters the election of directors, the adoption or amendment of provisions in our amended and restated articles of incorporation or bylaws, as amended, and possible mergers, corporate control contests and other significant corporate transactions.

Our corporate governance practices are in compliance with, and are not prohibited by, the laws of the Republic of the Marshall Islands, and as such we are entitled to exemption from certain Nasdaq corporate governance standards. As a result, you may not have the same protections afforded to stockholders of companies that are subject to all of the Nasdaq corporate governance requirements.
Our Company’s corporate governance practices are in compliance with, and are not prohibited by, the laws of the Republic of the Marshall Islands. Therefore, we are exempt from many of Nasdaq’s corporate governance practices other than the requirements regarding the disclosure of a going concern audit opinion, submission of a listing agreement, notification of material non-compliance with Nasdaq corporate governance practices, and the establishment and composition of an audit committee and a formal written audit committee charter.
We and our principal officers have affiliations with the Manager that could create conflicts of interest detrimental to us.
Our principal officers are also principals, officers and employees of the Manager, which is our ship management company. These responsibilities and relationships could create conflicts of interest between us and the Manager. Conflicts may also arise in connection with the chartering, purchase, sale and operations of the vessels in our fleet versus other vessels that are or may be managed in the future by the Manager. Circumstances in any of these instances may make one decision advantageous to us but detrimental to the Manager and vice versa. Further, it is possible that in the future Eurobulk may manage additional vessels which will not belong to Euroholdings and in which the Pittas family may have non-controlling, little or even no power or participation, and Eurobulk may not be able to resolve all conflicts of interest in a manner beneficial to us and our shareholders.
Companies affiliated with Eurobulk or our officers and directors may acquire vessels that compete with our fleet.
Our Parent or companies affiliated with Eurobulk or our officers and directors may acquire additional containership vessels in the future. These vessels could be in competition with our fleet and other companies affiliated with Eurobulk might be faced with conflicts of interest with respect to their own interests and their obligations to us. We have given our Parent the right of first refusal for any acquisition opportunities of containership vessels and received a right of first offer with respect to any vessel sales by our Parent of vessels older than fifteen years of age.
Our officers do not devote all of their time to our business, which may create conflicts of interest and hinder our ability to operate successfully.
Our officers are involved in other business activities that may result in their spending less time than is appropriate or necessary in order to manage our business successfully. Our Chief Executive Officer, Chief Financial Officer, Chief Administrative Officer, Investor Relations Officer, Internal Auditor and Secretary are not employed directly by us, but rather their services are provided pursuant to our Master Management Agreement with Eurobulk. All our corporate officers hold similar positions with our Parent and EuroDry Ltd. (“EuroDry”), a publicly listed company spun-off from our Parent, Euroseas Ltd., in May 2018, and our CEO is also President of Eurobulk and involved in the management of other affiliates and is a member of the board of other companies. Therefore, our officers may spend a material portion of their time providing services to other companies.  They may also spend a material portion of their time providing services to Eurobulk and its affiliates on matters unrelated to us.
We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations or to make dividend payments.
We are a holding company and our subsidiaries, which are all wholly-owned by us, conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our wholly-owned subsidiaries. As a result, our ability to make dividend payments to you depends on our subsidiaries and their ability to distribute funds to us. If we are unable to obtain funds from our subsidiaries, we may be unable or our Board of Directors may exercise its discretion not to pay dividends.

If we are unable to fund our capital expenditures, we may not be able to continue to operate some of our vessels, which would have a material adverse effect on our business and our ability to pay dividends.
In order to fund our capital expenditures, we may be required to incur borrowings or raise capital through the sale of debt or equity securities. Our ability to access the capital markets through future offerings may be limited by our financial condition at the time of any such offering as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. Our failure to obtain the funds for necessary future capital expenditures would limit our ability to continue to operate some of our vessels and could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends. Even if we are successful in obtaining such funds through financings, the terms of such financings could further limit our ability to pay dividends.
We may enter into loan agreements that contain restrictive covenants that may limit our liquidity and corporate activities.
Even though we currently do not have any loans, we may enter in the future into loan agreements that, typically, impose operating and financial restrictions on us. These restrictions may limit our ability to:
•	incur additional indebtedness;
•	create liens on our assets;
•	sell capital stock of our subsidiaries;
•	make investments;
•	engage in mergers or acquisitions;
•	pay dividends;
•	make capital expenditures;
•	change the management of our vessels or terminate or materially amend the management agreement relating to each vessel; and
•	sell our vessels.
Therefore, we may need to seek permission from our lenders in order to engage in some corporate actions. The lenders’ interests may be different from our interests, and we may not be able to obtain the lenders’ permission when needed. This may prevent us from taking actions that are in our best interest.
Servicing future debt would limit funds available for other purposes.
To finance our fleet, we might incur secured debt under loan agreements for our vessels. In such a case, we must dedicate a portion of our cash flow from operations to pay the principal and interest on our debt. These payments would limit funds otherwise available for working capital expenditures and other purposes. If we are unable to service our debt, it could have a material adverse effect on our financial condition, results of operations and cash flows.
A further rise in interest rates could cause an increase in our costs and have a material adverse effect on our financial condition and results of operations. Historically, to finance vessel purchases, we borrowed, and may in the future borrow, under loan agreements that provide for periodic interest rate adjustments based on indices that fluctuate with changes in market interest rates. If interest rates increased significantly, it would increase our costs of financing our acquisition of vessels, which could have a material adverse effect on our financial condition and results of operations. Any increase in debt service would also reduce the funds available to us to purchase other vessels.

Our ability to obtain debt financing may be dependent on the performance of our then existing charters and the creditworthiness of our charterers.
The actual or perceived credit quality of our charterers, and any defaults by them, may be one of the factors that materially affect our ability to obtain the additional debt financing that we will require to purchase additional vessels or may significantly increase our costs of obtaining such financing. We may be unable to obtain additional financing or may be able to obtain additional financing only at a higher-than-anticipated cost, which may materially affect our results of operations, cash flows and our ability to implement our business strategy.
Credit market volatility may affect our ability to incur debt.
The credit markets have recently experienced volatility and disruption, which has limited credit capacity for certain issuers, and lenders have requested shorter terms and lower leverage ratios. The market for new debt financing is limited and, in some cases, not available at all, especially, for vessels of certain age. If current levels of market disruption and volatility continue or worsen, we may not be able to draw new debt, which may require us to seek other funding sources to meet our liquidity needs or to fund planned expansion.
If we enter into new loan agreements in the future, we will be exposed to volatility in SOFR, and we may selectively enter from time to time into derivative contracts, which can result in higher than market interest rates and charges against our income. Volatility in SOFR could affect our profitability, earnings and cash flow.
Our indebtedness accrued and any future indebtedness we may enter into will accrue interest based on SOFR, which is volatile. SOFR is a broad measure of the cost of borrowing cash in the overnight U.S. treasury repo market. Our obligations under our credit facilities which accrued interest based on SOFR were fully repaid by March 2024 and as of November 1, 2024 we had no such obligations.
If we enter into new loan agreements, in order to manage our exposure to interest rate fluctuations under SOFR, we may also enter into interest rate swap contracts or any other derivative contracts. There is no assurance, however, that they will provide adequate protection against adverse changes in interest rates or that our bank counterparties will be able to perform their obligations. In addition, as a result of the implementation of new regulation of the swaps markets in the United States, the European Union and elsewhere over the next few years, the cost of interest rate swaps may increase or suitable hedges may not be available. While we monitor the credit risks associated with our bank counterparties, there can be no assurance that these counterparties would be able to meet their commitments under our derivative contracts or any future derivative contract. Our bank counterparties include financial institutions that are based in European Union countries that have faced and might face again financial stress. The potential for our bank counterparties to default on their obligations under our derivative contracts may be highest when we are most exposed to the fluctuations in interest and currency rates such contracts are designed to hedge, and several or all of our bank counterparties may simultaneously be unable to perform their obligations due to the same events or occurrences in global financial markets.
To the extent any future derivative contracts may not qualify for treatment as hedges for accounting purposes, we would recognize fluctuations in the fair value of such contracts in our statement of operations. In addition, to the extent any future derivative contracts qualify for treatment as hedges for accounting purposes, the effective portion of changes in the fair value of our derivative contracts would be recognized in “Accumulated Other Comprehensive Income/(Loss)” affecting our retained earnings, and may affect compliance with the net worth covenant requirements in our credit facilities. Changes in the fair value of our derivative contracts that do not qualify for treatment as hedges for accounting and financial reporting purposes affect, among other things, our net income and our earnings per share. For additional information see “Item 5. Operating and Financial Review and Prospects”.

As we expand our business, our Manager may need to upgrade our operations and financial systems, and add more staff and crew. If we cannot upgrade these systems or recruit suitable employees, our performance may be adversely affected.
Our Manager’s current operating and financial systems may not be adequate if we expand the size of our fleet, and our attempts to improve those systems may be ineffective. In addition, if we expand our fleet, we will have to rely on our Manager to recruit suitable additional seafarers and shore-side administrative and management personnel. Our Manager may not be able to continue to hire suitable employees as we expand our fleet. If our Manager’s affiliated crewing agent encounters business or financial difficulties, we can make satisfactory arrangements with unaffiliated crewing agents or else we may not be able to adequately staff our vessels. If we are unable to operate our financial and operations systems effectively or to recruit suitable employees, our performance may be materially adversely affected.
If we acquire additional ships on the secondhand market and those vessels are not delivered on time, our earnings and financial condition could be adversely affected.
We expect to acquire additional vessels in the future from the secondhand markets. The delivery of any vessels we might decide to acquire could be delayed or certain events may arise which could result in us not taking delivery of a vessel, such as a total loss of a vessel, a constructive loss of a vessel, substantial damage to a vessel prior to delivery. A delay in the delivery of any of these vessels to us or the failure of the contract counterparty to deliver a vessel at all could cause us to breach our obligations under a related time charter and could adversely affect our earnings, our financial condition and the amount of dividends, if any, that we pay in the future.
We may acquire vessels in other shipping segments in which we have limited operating experience.
Although our initial fleet is in the containership feeder segment, we might expand not only by purchasing additional containership vessels but also by acquiring vessels in other shipping segments. We expect to operate such vessels through our current Manager, which has expertise in operating containership, drybulk or other dry cargo vessels, or through other managers with expertise in the relevant segment as appropriate. If we acquire other vessels in which our Manager has less expertise or engage other managers with whom we have no current relationships we might experience less efficient operation of such ships which could adversely affect our earnings, our financial condition and the amount of dividends, if any, that we pay in the future.
We may not be able to acquire additional vessels.
We might not be able to acquire additional vessels to grow our fleet for a variety of reasons including lack of finding suitable candidates at prices that we consider worth investing, lack of funds, inability to raise debt amongst others. If we fail to acquire vessels, we will not have any income after the existing three vessels, all of which are older than 25 years, are sold or scrapped which would adversely affect our financial condition and the amount of dividends, if any, that we pay in the future.
Labor interruptions could disrupt our business.
Our vessels are manned by masters, officers and crews that are employed by third parties. If not resolved in a timely and cost-effective manner, industrial action or other labor unrest could prevent or hinder our operations from being carried out normally and could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.
We or our Manager may be unable to attract and retain key management personnel and other employees in the shipping industry, which may negatively affect the effectiveness of our management and our results of operations.
Our success depends to a significant extent upon the abilities and efforts of our management team. Our success will depend upon our and our Manager’s ability to hire additional employees and to retain key members of our management team. The loss of any of these individuals could adversely affect our business prospects, financial condition and operating cash flows. Difficulty in hiring and retaining personnel could adversely affect our results of operations. We do not currently intend to maintain “key man” life insurance on any of our officers.

Risks involved with operating ocean-going vessels could affect our business and reputation, which may reduce our revenues.
The operation of an ocean-going vessel carries inherent risks. These risks include, among others, the possibility of:
•	marine disaster;
•	piracy;
•	environmental accidents;
•	grounding, fire, explosions and collisions;
•	cargo and property losses or damage;
•
business interruptions caused by mechanical failure, human error, war, terrorism, political action in various countries, labor strikes, adverse weather conditions, natural disasters or other disasters outside our control, such as the COVID-19 outbreak; and

•	work stoppages or other labor problems with crew members serving on our vessels including crew strikes and/or boycotts.
Such occurrences could result in death or injury to persons, loss of property or environmental damage, delays in the delivery of cargo, loss of revenues from or termination of charter contracts, governmental fines, penalties or restrictions on conducting business, higher insurance rates, and damage to our reputation and customer relationships generally. Any of these circumstances or events could increase our costs or lower our revenues, which could result in reduction in the market price of our shares of common stock. The involvement of our vessels in an environmental disaster may harm our reputation as a safe and reliable vessel owner and operator.
The operation of containerships has certain unique operational risks which could affect our business, financial condition, results of operations and ability to pay dividends.
The operation of certain ship types, such as containerships, has certain unique risks. Containerships operate at higher speeds as compared to other ocean-going vessels in order to move cargoes around the world quickly and minimize delivery delays. These high speeds can result in greater impact in collisions and groundings resulting in more damage to the vessel when compared to vessels operating at lower speeds. In addition, due to the placement of the containers on a containership, there is a greater risk that containers carried on deck will be lost overboard if an accident does occur. Furthermore, with the highly varied cargo that can be carried on a single containership, there can be additional difficulties with any clean-up operation following an accident. Also, we may not be able to correctly control the contents and condition of cargoes within the containers which may give rise to events such as customer complaints, accidents on-board the ships or problems with authorities due to carriage of illegal cargoes. Any of these circumstances or events could negatively impact our business, financial condition, results of operations and ability to pay dividends. In addition, the loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator.
Our vessels may suffer damage and may face unexpected drydocking costs, which could affect our cash flows and financial condition.
If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and may be substantial. We may have to pay drydocking costs that our insurance does not cover. The loss of earnings while these vessels are being repaired and reconditioned, as well as the actual cost of these repairs, would decrease our earnings. In addition, space at drydocking facilities is sometimes limited and not all drydocking facilities are conveniently located. We may be unable to find space at a suitable drydocking facility or our vessels may be forced to travel to a drydocking facility that is not conveniently located near our vessels’ positions. The loss of earnings and any costs incurred while these vessels are forced to wait for space or to steam to more distant drydocking facilities would decrease our earnings.

Unless we set aside reserves for vessel replacement, at the end of a vessel’s useful life, our revenue will decline, which would adversely affect our cash flows and income.
As of November 1, 2024, the vessels in our fleet had an average age of approximately 26 years. We currently do not maintain cash reserves for vessel replacement. Unless we maintain cash reserves for vessel replacement, we may be unable to replace the vessels in our fleet upon the expiration of their useful lives. Typically, we estimate the initial life of our vessels to be 25 years from the completion of their construction which in the case of our current fleet, has already been exceeded. Thus, we expect their revised life to be up to their next drydocking typically during their 28th year of age which will be further assessed at the completion of such period based on the Company’s intentions of future use of each vessel. Our cash flows and income are dependent on the revenues we earn by chartering our vessels to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, financial condition and results of operations may be materially adversely affected. Any reserves set aside for vessel replacement would not be available for other cash needs or dividends.
Scrap price per lightweight ton is volatile which could affect the price we get when we decide to sell our vessels for scrap.
The scrap price of vessels, expressed per lightweight ton, has fluctuated significantly. Since 2012, Bangladesh-based prices, for example, for feeder vessels like those in our fleet have ranged from about $250/lightweight ton in February 2016 to about $650/lightweight ton in March 2023, and they stood, as of the end of October 2024 at about $510/lightweight ton.  Prices also vary by the place where scrapping takes place with prices in Bangladesh being typically higher than those in India or Pakistan. If scrap prices are low when we decide to scrap our ships it could adversely affect our earnings, our financial condition and the amount of dividends, if any, that we pay in the future.
Environmental requirements related to the scrapping of vessels could decrease our net sale proceeds when we decide to sell our vessels for scrap.
Increased requirements about environmental friendly scrapping of vessels could make it more difficult for us to find buyers for our vessels when we decide to scrap them. As a result, we might have to accept a lower price per lightweight ton and incur additional expenses which could adversely affect our earnings, our financial condition and the amount of dividends, if any, that we pay in the future.
Purchasing and operating previously owned vessels may result in increased operating costs and vessels off-hire, which could adversely affect our earnings.
Although we inspect the secondhand vessels prior to purchase, this inspection does not provide us with the same knowledge about their condition and cost of any required (or anticipated) repairs that it would have had if these vessels had been built for and operated exclusively by us. Generally, we do not receive the benefit of warranties on secondhand vessels.
In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. As of November 1, 2024, the vessels in our fleet had an average age of approximately 26 years. As our vessels age, they may become less fuel efficient and more costly to maintain and will not be as advanced as more recently constructed vessels due to improvements in design and engine technology. Rates for cargo insurance, paid by charterers, also increase with the age of a vessel, making elder vessels less desirable to charterers. Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which our vessels may engage. As our vessels age, market conditions may not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives, initial or revised. If we sell vessels, we are not certain that the price for which we sell them will equal their carrying amount at that time.

The market value of our vessels can fluctuate significantly, which may adversely affect our financial condition, cause us to breach financial covenants of any future indebtedness, result in the incurrence of a loss upon disposal of a vessel or increase the cost of acquiring additional vessels.
The value of our vessels may fluctuate, adversely affecting our earnings and liquidity and causing us to breach any future secured credit agreements.
The fair market values of our vessels are related to prevailing charter rates. While the fair market value of vessels and the freight charter market have a very close relationship as the charter market moves from trough to peak, the time lag between the effect of charter rates on market values of ships can vary. A decrease in the market values of our vessels could limit the amount of funds that we can borrow or trigger certain financial covenants under any future credit facilities, and we may incur a loss if we sell vessels following a decline in their market value. Furthermore, if we enter into loan agreements in the future, a decrease in the market value of our vessels could require us to raise additional capital in order to remain compliant with our loan covenants, and could result in the foreclosure of our vessels and adversely affect our earnings and financial condition.
The market value of our vessels may increase or decrease depending on the following factors:
•	general economic and market conditions affecting the shipping industry;
•	supply of container vessels, including newbuildings;
•	demand for container vessels;
•	types and sizes of vessels in our fleet;
•	scrap values;
•	other modes of transportation;
•	cost of newbuildings;
•	technological advances;
•	new regulatory requirements from governments or self-regulated organizations;
•	competition from other shipping companies; and
•	prevailing level of charter rates.
As vessels grow older, they generally decline in value. Due to the cyclical nature of the container shipping industry, if for any reason we sell vessels at a time when prices have fallen, we could incur a loss and our business, results of operations, cash flow, financial condition and ability to pay dividends could be adversely affected.
In addition, we periodically re-evaluate the carrying amount and period over which vessels are depreciated to determine if events have occurred that would require modification to such assets’ carrying values or their useful lives. A determination that a vessel’s estimated remaining useful life or fair value has declined below its carrying amount could result in an impairment charge against our earnings and a reduction in our shareholders’ equity.
As of December 31, 2023, one of our vessels had a mortgage securing a loan which has since been repaid, and as of June 30, 2024, none of our vessels was encumbered by a mortgage. Typically, our secured loan agreements, which are secured by mortgages on our vessels, contain various financial covenants. If we enter into loan agreements in the future, any change in the assessed market value of any of our vessels might also cause a violation of the covenants of each secured credit agreement, which, in turn, might restrict our cash and affect our liquidity. Among those covenants may be requirements that relate to our net worth, operating performance and liquidity. For example, there may be a maximum fleet leverage covenant that is based, in part, upon the market value of the vessels securing the loans, as well as requirements to maintain a minimum ratio of the market value of our vessels mortgaged thereunder to our aggregate outstanding balance under each respective loan agreement. If the assessed market value of our vessels declines below certain thresholds, we may violate these covenants and may incur penalties for breach of our credit agreements. For example, these penalties could require us to prepay the shortfall between the assessed market value of our vessels and the value of such vessels required to be maintained pursuant to the secured credit agreement, or to provide additional security acceptable to the lenders in an amount at least equal to the amount of any shortfall. If we are unable to pledge additional collateral, our lenders could accelerate our debt and foreclose on our fleet.

Technological innovation and quality and efficiency requirements from our customers could reduce our charter income and the value of our vessels.
Our customers have a high and increasing focus on quality and compliance standards with their suppliers across the entire supply chain, including the shipping and transportation segment. Our continued compliance with these standards and quality requirements is vital for our operations. The charter rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel’s physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. If new vessels are built that are more efficient or more flexible or have longer physical lives than our vessels, competition from these more technologically advanced vessels could adversely affect the amount of charter hire payments we receive for our vessels and the resale value of our vessels could significantly decrease. As a result, our available cash could be adversely affected. This could have an adverse effect on our results of operations, cash flows, financial condition and ability to pay dividends.
A decrease in spot charter rates may provide an incentive for some charterers to default on their charters. We are subject to certain risks with respect to our counterparties on contracts, and failure of such counterparties to meet their obligations could cause us to suffer losses or otherwise adversely affect our business.
We enter into, among other things, charter-party agreements. When we enter into a time charter, charter rates under that charter are fixed for the term of the charter. Such agreements subject us to counterparty risks. The ability and willingness of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime and offshore industries, the overall financial condition of the counterparty, charter rates received for specific types of vessels, and various expenses. If the spot charter rates or short-term time charter rates in the containership shipping industry remain significantly lower than the time charter equivalent rates that some of our charterers are obligated to pay us under our existing charters, the charterers may have incentive to default under that charter or attempt to renegotiate the charter. In addition, in depressed market conditions, our charterers may no longer need a vessel that is currently under charter or may be able to obtain a comparable vessel at lower rates. As a result, charterers may seek to renegotiate the terms of their existing charter parties or avoid their obligations under those contracts, especially when the contracted charter rates are significantly above market levels. If our charterers fail to meet their obligations to us or attempt to renegotiate our charter agreements, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure in the spot market or on time charters may be at lower rates given currently decreased charter rate levels. As a result, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as our ability to pay dividends in the future and compliance with covenants in our credit facilities.
We may not have adequate insurance to compensate us adequately for damage to, or loss of, our vessels or to compensate third parties.
We procure insurance for our fleet against risks commonly insured by vessel owners and operators which includes hull and machinery insurance, protection and indemnity insurance (which, in turn, includes environmental damage and pollution insurance) and war risk insurance and freight, demurrage and defense insurance for our fleet. We generally maintain insurance against loss of hire which covers business interruptions that result in the loss of use of a vessel in cases we consider such protection appropriate. We may not be adequately insured against all risks or may not have sufficient coverage for certain claims, and we may not be able to obtain adequate insurance coverage for our fleet in the future. The insurers may not pay particular claims. Even if our insurance coverage is adequate to cover our losses, we may not be able to timely obtain a replacement vessel in the event of a loss. Our insurance policies contain deductibles for which we will be responsible and limitations and exclusions which may increase our costs. Since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material. Moreover, the insurers may default on any claims they are required to pay. If our insurance is not enough to cover claims that may arise, it may have a material adverse effect on our financial condition, results of operations and cash flows.

Because we obtain some of our insurance through protection and indemnity associations (“P&I Associations”), we may also be subject to calls in amounts based not only on our own claim records, but also the claim records of other members of the P&I Associations.
We are indemnified for legal liabilities incurred while operating our vessels through membership in P&I Associations or clubs. P&I Associations are mutual insurance associations whose members must contribute to cover losses sustained by other association members. The objective of a P&I Association is to provide mutual insurance based on the aggregate tonnage of a member’s vessels entered into the association. Claims are paid through the aggregate premiums of all members of the association, although members remain subject to calls for additional funds if the aggregate premiums are insufficient to cover claims submitted to the association. We cannot assure you that the P&I Association to which we belong will remain viable or that we will not become subject to additional funding calls which could adversely affect us. Claims submitted to the association may include those incurred by members of the association as well as claims submitted to the association from other P&I Associations with which our P&I Association has entered into inter-association agreements.
We may be subject to calls in amounts based not only on our claim records but also the claim records of other members of the protection and indemnity associations through which we receive insurance coverage for tort liability, including pollution-related liability. Our payment of these calls could result in significant expense to us, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.
Our vessels are exposed to operational risks, including terrorism, cyber-terrorism and piracy that may not be adequately covered by our insurance.
The operation of any vessel includes risks such as weather conditions, mechanical failure, collision, fire, contact with floating objects, cargo or property loss or damage and business interruption due to political circumstances in countries, piracy, terrorist and cyber-terrorist attacks, armed hostilities and labor strikes. Such occurrences could result in death or injury to persons, loss, damage or destruction of property or environmental damage, delays in the delivery of cargo, loss of revenues from or termination of charter contracts, governmental fines, penalties or restrictions on conducting business, higher insurance rates and damage to our reputation and customer relationships generally.
Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean and in the Gulf of Aden off the coast of Somalia. Although the frequency of sea piracy worldwide has generally decreased since 2013, sea piracy incidents continue to occur, particularly in the Gulf of Aden off the coast of Somalia and increasingly in the Sulu Sea and the Gulf of Guinea, with dry bulk vessels and tankers particularly vulnerable to such attacks. Acts of piracy could result in harm or danger to the crews that man our vessels.
If these piracy attacks occur in regions in which our vessels are deployed that insurers characterized as “war risk” zones or Joint War Committee “war and strikes” listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including the employment of onboard security guards, could increase in such circumstances. Furthermore, while we believe the charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charter-hire until the vessel is released. A charterer may also claim that a vessel seized by pirates was not “on-hire” for a certain number of days and is therefore entitled to cancel the charter party, a claim that we would dispute. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, any detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability, of insurance for our vessels, could have a material adverse impact on our business, financial condition and earnings.

We may not be adequately insured against all risks, and our insurers may not pay particular claims. With respect to war risks insurance, which we usually obtain for certain of our vessels making port calls in designated war zone areas, such insurance may not be obtained prior to one of our vessels entering into an actual war zone, which could result in that vessel not being insured. Even if our insurance coverage is adequate to cover our losses, we may not be able to timely obtain a replacement vessel in the event of a loss. Under the terms of any future credit facilities, we will be subject to restrictions on the use of any proceeds we may receive from claims under our insurance policies. Furthermore, in the future, we may not be able to maintain or obtain adequate insurance coverage at reasonable rates for our fleet. We may also be subject to calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations through which we receive indemnity insurance coverage for tort liability. Our insurance policies also contain deductibles, limitations and exclusions which, although we believe are standard in the shipping industry, may nevertheless increase our costs in the event of a claim or decrease any recovery in the event of a loss. If the damages from a catastrophic oil spill or other marine disaster exceeded our insurance coverage, the payment of those damages could have a material adverse effect on our business and could possibly result in our insolvency.
Recent action by the IMO’s Maritime Safety Committee and U.S. agencies indicate that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats.  This might cause companies to cultivate additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. However, the impact of such regulations is hard to predict at this time. We do not carry cyber-attack insurance, which could have a material adverse effect on our business, financial condition and results of operations.
We occasionally carry loss of hire insurance when our vessels are trading in areas where a history of piracy has been reported. Loss of hire insurance covers the loss of revenue during extended vessel off-hire periods, such as those that occur during an unscheduled drydocking or unscheduled repairs due to damage to the vessel. Accordingly, any loss of a vessel or any extended period of vessel off-hire, due to an accident or otherwise, could have a material adverse effect on our business, financial condition and results of operations.
If our vessels call on ports located in countries or territories that are the subject of sanctions or embargoes imposed by the U.S. government, the European Union, the United Nations, or other governmental authorities, it could lead to monetary fines or other penalties and/or adversely affect our reputation and the market for our shares of common stock and its trading price.
Although none of our vessels have called on ports located in countries or territories that are the subject of country-wide or territory-wide comprehensive sanctions or embargoes imposed by the U.S. government or other governmental authorities (“Sanctioned Jurisdictions”) in violation of sanctions or embargo laws during 2023 and 2024 to date, and we endeavor to take precautions reasonably designed to mitigate such risks, it is possible that, in the future, vessels in our fleet may call on ports located in Sanctioned Jurisdictions on charterers’ instructions and/or without our consent in violation of applicable sanctions laws. If such activities result in a violation of applicable sanctions or embargo laws, we could be subject to monetary fines, penalties, or other sanctions, and our reputation and the market for our common stock could be adversely affected.
Beginning in February of 2022, President Biden and several European leaders announced various economic sanctions against Russia in connection with the conflict in the Ukraine region, which may adversely impact our business. Our business could also be adversely impacted by trade tariffs, trade embargoes or other economic sanctions that limit trading activities by the United States or other countries against countries in the Middle East, Asia or elsewhere as a result of terrorist attacks, hostilities or diplomatic or political pressures.
On March 8, 2022, President Biden issued an executive order prohibiting the import of certain Russian energy products into the United States, including crude oil, petroleum, petroleum fuels, oils, liquefied natural gas and coal. Additionally, the executive order, as amended, prohibits any new investments in Russia by U.S. persons, among other restrictions.
Furthermore, the United States has also prohibited a variety of specified services related to the maritime transport of Russian Federation origin crude oil and petroleum products, including trading/commodities brokering, financing, shipping, insurance (including reinsurance and protection and indemnity), flagging, and customs brokering. These prohibitions took effect on December 5, 2022, with respect to the maritime transport of crude oil, and on February 5, 2023, with respect to the maritime transport of other petroleum products.  Due to their nature, the Company’s vessels do not transport any crude oil or petroleum products. Although these sanctions do not presently apply to the maritime transport of containerized cargoes transported by our vessels, the expansion of such sanctions could adversely affect our business.

The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or expanded over time. Current or future counterparties of ours, including charterers, may be affiliated with persons or entities that are or may be in the future the subject of sanctions or embargoes imposed by the U.S. government, the EU, and/or other international bodies. If we determine that such sanctions or embargoes require us to terminate existing or future contracts to which we, or our subsidiaries, are party or if we are found to be in violation of such applicable sanctions, our results of operations may be adversely affected, we could face monetary fines or penalties, or we may suffer reputational harm.
All of the Company’s revenues are from chartering-out its vessels on time charter contracts. The Company’s vessels can also enter into pooling arrangements under which an international company and trading house involved in the use and/or transportation of commodities directs the Company’s vessel to carry cargoes on its behalf. In time charters and pooling arrangements, the Company has no contractual relationship with the owner of the cargo. The vessel is directed to a load port to load the cargo, and to a discharge port to offload the cargo, based solely on the instructions of the charterer. As of November 1, 2024, none of our vessels have called on ports in Sanctioned Jurisdictions in the past or are arranged to call on such ports in the future in violation of applicable sanctions laws.
Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations in 2024 to date, and intend to maintain such compliance, there can be no assurance that we will be in compliance with all applicable sanctions and embargo laws and regulations in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries or territories identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our common stock may adversely affect the price at which our common stock trades. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities in countries or territories subject to U.S. sanctions or embargo laws that are not controlled by the governments of those countries or territories, or engaging in operations associated with those countries or territories pursuant to contracts with third parties that are unrelated to those countries or territories or entities controlled by their governments. Investor perception of the value of our common stock may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in the countries or territories that we operate in.
As a result of sanctions arising from the Russian invasion of Ukraine, the ability to make payments to accounts at certain Russian banks may be limited, which could affect our ability to pay the wages of any crew members or consultants who hold such accounts.
As a result of sanctions arising from the Russian invasion of Ukraine, our ability to make payments to accounts at certain banks may be limited. Currently our vessels have only a small number of Ukrainian crew members. Although wage payments have not been affected by this issue as of November 1, 2024, continuing or additional sanctions may affect our ability to pay the wages of any crew members or consultants who hold such accounts, which could adversely impact our operations.

We expect to operate substantially outside the United States, which will expose us to political and governmental instability, which could harm our operations.
We expect that our operations will be primarily conducted outside the United States and may be adversely affected by changing or adverse political and governmental conditions in the countries where our vessels are flagged or registered and in the regions where we otherwise engage in business. Any disruption caused by these factors may interfere with the operation of our vessels, which could harm our business, financial condition and results of operations. Past political efforts to disrupt shipping in these regions, particularly in the Arabian Gulf, have included attacks on ships and mining of waterways. In addition, terrorist attacks outside this region, such as the attacks that occurred against targets in the United States on September 11, 2001 and on a number of occasions in other countries following that, as well as continuing or new unrest and hostilities in Iraq, Iran, Afghanistan, Libya, Egypt, Ukraine, Syria, Gaza and elsewhere in the world, may lead to additional armed conflicts or to further acts of terrorism and civil disturbance. Any such attacks or disturbances may disrupt our business, increase vessel operating costs, including insurance costs, and adversely affect our financial condition and results of operations. Our operations may also be adversely affected by expropriation of vessels, taxes, regulation, economic sanctions or other adverse events or circumstances in or affecting the countries and regions where we operate or where we may operate in the future.
Further, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing shipping demand. In particular, leaders in the United States have indicated that the United States may seek to implement more protective trade measures. The results of the 2020 presidential election in the United States have created significant uncertainty about the future relationship between the United States, China and other exporting countries, including with respect to trade policies, treaties, government regulations and tariffs. For example, in March 2018, former President Trump announced tariffs on imported steel and aluminum into the United States that could have a negative impact on international trade generally and in January 2019, the United States announced sanctions against Venezuela, which may have an effect on its oil output, and in turn, affect global oil supply. The U.S. government has recently made statements and taken certain actions that may lead to changes to U.S. and international trade policies, including recently-imposed tariffs affecting certain Chinese industries. It is unknown whether and to what extent new tariffs (or other new laws or regulations) will be adopted, or the effect that any such actions would have on us or our industry. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes retaliatory trade actions due to the recent U.S.-China trade tension, such changes could have an adverse effect on our business, financial condition, and results of operations. In February 2022, at the onset of the Russia-Ukraine conflict, economic and trade sanctions were imposed against Russia, which have had large economic consequences on a global scale. Protectionist developments, or the perception that they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade.
Moreover, increasing trade protectionism may cause an increase in:
(a) the cost of goods exported from regions globally,
(b) the length of time required to transport goods and
(c) the risks associated with exporting goods.
Such increases may significantly affect the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs, which could have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could have a material adverse effect on our business, results of operations, financial condition and our ability to pay any cash distributions to our stockholders.

The international nature of our operations may make the outcome of any bankruptcy proceedings difficult to predict.
We are incorporated under the laws of the Republic of the Marshall Islands and we conduct operations in countries around the world. Consequently, in the event of any bankruptcy, insolvency, liquidation, dissolution, reorganization or similar proceeding involving us or any of our subsidiaries, bankruptcy laws other than those of the United States could apply. If we become a debtor under U.S. bankruptcy law, bankruptcy courts in the United States may seek to assert jurisdiction over all of our assets, wherever located, including property situated in other countries. There can be no assurance, however, that we would become a debtor in the United States, or that a U.S. bankruptcy court would be entitled to, or accept, jurisdiction over such a bankruptcy case, or that courts in other countries that have jurisdiction over us and our operations would recognize a U.S. bankruptcy court’s jurisdiction if any other bankruptcy court would determine it had jurisdiction.
We are an “emerging growth company” and we cannot be certain that the reduced disclosure and other requirements applicable to emerging growth companies will not make our common shares less attractive to investors.
We are an emerging growth company, as defined in the Jumpstart Our Business Startups Act (“JOBS Act”), and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. We cannot predict if investors will find our common shares less attractive because we may rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and our share price may be more volatile.
In addition, under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”) for so long as we are an emerging growth company.
For as long as we take advantage of the reduced reporting obligations, the information that we provide our shareholders may be different from information provided by other public companies.
As a “foreign private issuer” under the rules and regulations of the SEC, the Company will be, permitted to, and may, file less or different information with the SEC than a company incorporated in the United States or otherwise not filing as a “foreign private issuer,” and may follow certain home country corporate governance practices in lieu of certain NASDAQ requirements applicable to U.S. issuers, even if the Company no longer qualifies as an “emerging growth company”.
Upon the consummation of the Spin-Off, the Company will be a “foreign private issuer” under the Exchange Act and therefore will be exempt from certain rules under the Exchange Act, including the proxy rules, which impose certain disclosure and procedural requirements for proxy solicitations for U.S. and other issuers. Moreover, the Company will not be required to file periodic reports and financial statements with the SEC as frequently or within the same timeframes as U.S. companies with securities registered under the Exchange Act.
In addition, as a “foreign private issuer” whose shares are intended to be listed on the NASDAQ, the Company will be permitted, subject to certain exceptions, to follow certain home country rules in lieu of certain NASDAQ listing requirements. A foreign private issuer must disclose in its annual reports filed with the SEC each NASDAQ requirement with which it does not comply, followed by a description of its applicable home country practice. The Company will have the option to rely on available exemptions under the NASDAQ listing rules that would allow it to follow its home country practice, including, among other things, the ability to opt out of (i) the requirement that the Company’s Board of Directors be comprised of a majority of independent directors, (ii) the requirement that the Board of Director’s independent directors meet regularly in executive sessions and (iii) the requirement that Board of Directors obtain shareholder approval prior to the issuance of securities in connection with certain acquisitions, private placements of securities, or the establishment or amendment of certain share option, purchase or other compensation plans.

Additionally, the Company is an “emerging growth company”. As such, following the consummation of the Spin-Off, the Company may take advantage of exemptions from certain reporting requirements that are applicable to other publicly traded entities that are not emerging growth companies until the earliest of (a) the last day of its fiscal year following the fifth anniversary of the completion of this offering, (b) the last date of the Company’s fiscal year in which the Company has total annual gross revenue of at least $1.235 billion, (c) the date on which the Company is deemed to be a “large accelerated filer” under the rules of the SEC with at least $700.0 million of outstanding securities held by non-affiliates or (d) the date on which the Company has issued more than $1.0 billion in non-convertible debt securities during the previous three years. These exemptions include:
•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;
•
not being required to comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

•	not being required to submit certain executive compensation matters to shareholder advisory votes, such as “say-on-pay,” “say-on-frequency” and “say-on-golden parachutes;” and
•
not being required to disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.

Even if the Company no longer qualifies as an emerging growth company, as long as the Company continues to qualify as a foreign private issuer under the Exchange Act, the Company will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:
•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;
•
the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•
the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specific information or current reports on Form 8-K upon the occurrence of specified significant events.

Both foreign private issuers and emerging growth companies are also exempt from certain more stringent executive compensation disclosure rules. Thus, even if the Company no longer qualifies as an emerging growth company, but remains a foreign private issuer, the Company will continue to be exempt from the more stringent compensation disclosures required of companies that are neither an emerging growth company nor a foreign private issuer.
Obligations associated with being a public company require significant company resources and management attention.
Upon completion of the Spin-Off Distribution, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the other rules and regulations of the SEC, including the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley. Section 404 of Sarbanes-Oxley requires that we evaluate and determine the effectiveness of our internal control over financial reporting.
We work with our legal, accounting and financial advisors to identify any areas in which changes should be made to our financial and management control systems to manage our growth and our obligations as a public company. We evaluate areas such as corporate governance, corporate control, internal audit, disclosure controls and procedures and financial reporting and accounting systems. We will make changes in any of these and other areas, including our internal control over financial reporting, which we believe are necessary. However, these and other measures we may take may not be sufficient to allow us to satisfy our obligations as a public company on a timely and reliable basis. In addition, compliance with reporting and other requirements applicable to public companies do create additional costs for us and will require the time and attention of management. Our limited management resources may exacerbate the difficulties in complying with these reporting and other requirements while focusing on executing our business strategy. We may not be able to predict or estimate the amount of the additional costs we may incur, the timing of such costs or the degree of impact that our management’s attention to these matters will have on our business.

Exposure to currency exchange rate fluctuations will result in fluctuations in our cash flows and operating results.
We generate all our revenues in U.S. dollars, but in 2023 approximately 22% of our vessel operating expenses and drydocking expenses and all of our vessel management fees were incurred in currencies other than the U.S. dollar, and we expect a similar trend in 2024. This could lead to fluctuations in our operating expenses, which would affect our financial results. Expenses incurred in foreign currencies increase when the value of the U.S. dollar falls, which would reduce our profitability and cash flows.
We depend upon a few significant customers for a large part of our revenues and the loss of one or more of these customers could adversely affect our financial performance.
We have historically derived a significant part of our revenues from a small number of charterers. During 2023 and 2022, approximately 86% and 62%, respectively, of our revenues were derived from our top two charterers. During the six-month periods ended June 30, 2024 and 2023, approximately 84% and 83%, respectively, of our revenues were derived from our top two charterers. If one or more of our charterers chooses not to charter our vessels or is unable to perform under one or more charters with us and we are not able to find a replacement charter, we could suffer a loss of revenues that could adversely affect our financial condition and results of operations.
United States tax authorities could treat us as a “passive foreign investment company,” which could have adverse United States federal income tax consequences to United States holders.
A foreign corporation will be treated as a “passive foreign investment company,” or PFIC, for United States federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (2) at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of “passive income”. For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” United States shareholders of a PFIC are subject to a disadvantageous United States federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC. In addition, United States shareholders of a PFIC are required to file annual information returns with the United States Internal Revenue Service, or IRS.
Based on our current method of operation, we do not believe that we have been, are or will be a PFIC with respect to any taxable year. In this regard, we treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our time chartering activities should not constitute “passive income,” and the assets that we own and operate in connection with the production of that income should not constitute passive assets.
There is substantial legal authority supporting this position consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes.  However, it should be noted that there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes.  Accordingly, in the absence of legal authority directly relating to PFIC rules, no assurance can be given that the IRS or a court of law will accept this position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if the nature and extent of our operations changed.
If the IRS were to find that we are or have been a PFIC for any taxable year, our United States shareholders will face adverse United States federal income tax consequences. Under the PFIC rules, unless those shareholders make an election available under the United States Internal Revenue Code of 1986 (the “Code”), as amended (which election could itself have adverse consequences for such shareholders, as discussed in the section of this registration statement entitled “Item 10.E. Taxation — Passive Foreign Investment Company Status and Significant Tax Consequences”), such shareholders would be subject to United States federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our shares, as if the excess distribution or gain had been recognized ratably over the United States shareholder’s holding period of our shares. See “Item 10.E. Taxation — Passive Foreign Investment Company Status and Significant Tax Consequences” in this registration statement for a more comprehensive discussion of the United States federal income tax consequences to United States shareholders if we are treated as a PFIC.
Based on the current and expected composition of our and our subsidiaries’ assets and income, it is not anticipated that we will be treated as a PFIC. Our actual PFIC status for any taxable year, however, will not be determinable until after the end of such taxable year. Accordingly, there can be no assurances regarding our status as a PFIC for the current taxable year or any future taxable year. See the discussion in the section entitled “Item 10.E. Taxation — Passive Foreign Investment Company Status and Significant Tax Consequences”. We urge U.S. Holders to consult with their own tax advisors regarding the possible application of the PFIC rules.

It is not expected that the Spin-Off will qualify for tax-free treatment under Section 355 of the Code.
For U.S. federal income tax purposes, if a corporate division, such as the Spin-Off qualifies for tax-free treatment under Section 355 of the Code, the distribution of our common shares to Parent’s shareholders would generally not be taxable as a distribution and shareholders would allocate a portion of their tax basis in their shares of the Parent received in the Spin-Off. It is not expected that the Spin-Off will satisfy all of the requirements of Section 355 of the Code, and as such the Spin-Off will not be treated as a tax-free corporate division for U.S. federal income tax purposes. Rather, the distribution of our common shares to Parent’s shareholders will be taxable as a distribution for U.S. federal income tax purposes. The tax treatment of the Spin-Off is discussed below at “Tax Considerations – United States Federal Income Taxation of U.S. Holders”.
Changes in tax laws and unanticipated tax liabilities could materially and adversely affect the taxes we pay, results of operations and financial results.
We are subject to income and other taxes in the United States and foreign jurisdictions, and our results of operations and financial results may be affected by tax and other initiatives around the world. For instance, there is a high level of uncertainty in today’s tax environment stemming from global initiatives put forth by the Organization for Economic Co-operation and Development’s (“OECD”) two-pillar base erosion and profit shifting project. In October 2021, members of the OECD put forth two proposals: (i) Pillar One reallocates profit to the market jurisdictions where sales arise versus physical presence; and (ii) Pillar Two compels multinational corporations with €750 million or more in annual revenue to pay a global minimum tax of 15% on income received in each country in which they operate. The reforms aim to level the playing field between countries by discouraging them from reducing their corporate income taxes to attract foreign business investment. Over 140 countries agreed to enact the two-pillar solution to address the challenges arising from the digitalization of the economy and, in 2024, these guidelines were declared effective and must now be enacted by those OECD member countries. It is possible that these guidelines, including the global minimum corporate tax rate measure of 15%, could increase the burden and costs of our tax compliance, the amount of taxes we incur in those jurisdictions and our global effective tax rate, which could have a material adverse impact on our results of operations and financial results.
As a Marshall Islands corporation and with some of our subsidiaries being Marshall Islands entities and also having subsidiaries in other offshore jurisdictions, our operations may be subject to economic substance requirements, which could impact our business.
We are a Marshall Islands corporation and some of our subsidiaries are Marshall Islands entities. The Marshall Islands has enacted economic substance laws and regulations with which we may be obligated to comply. We believe that we and our subsidiaries are compliant with the Marshall Islands economic substance requirements. However, if there were a change in the requirements or interpretation thereof, or if there were an unexpected change to our operations, any such change could result in noncompliance with the economic substance legislation and related fines or other penalties, increased monitoring and audits, and dissolution of the non-compliant entity, which could have an adverse effect on our business, financial condition or operating results.
EU Finance ministers rate jurisdictions for tax rates and tax transparency, governance and real economic activity. Countries that are viewed by such finance ministers as not adequately cooperating, including by not implementing sufficient standards in respect of the foregoing, may be put on a “grey list” or a “blacklist”. Effective October 23, 2023 the Marshall Islands has been designated as a cooperating jurisdiction for tax purposes. If the Marshall Islands is added to the list of non-cooperative jurisdictions in the future and sanctions or other financial, tax or regulatory measures were applied by European Member States to countries on the list or further economic substance requirements were imposed by the Marshall Islands, our business could be harmed.

We may have to pay tax on United States source income, which would reduce our earnings.
Under the Code 50% of the gross shipping income of a vessel owning or chartering corporation, such as us and our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States may be subject to a 4% United States federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code, or Section 883, and the applicable Treasury Regulations promulgated thereunder.
After the Spin-Off distribution, we expect that we will qualify for this statutory tax exemption for United States federal income tax return reporting purposes for our 2024 taxable year and we intend to so qualify for future taxable years. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption for any future taxable year and thereby become subject to United States federal income tax on our U.S.-source shipping income. For example, in certain circumstances we may no longer qualify for exemption under Section 883 for a particular taxable year if shareholders, other than “qualified shareholders”, with a five percent or greater interest in our common shares owned, in the aggregate, 50% or more of our outstanding common shares for more than half the days during the taxable year. Due to the factual nature of the issues involved, there can be no assurances on our tax-exempt status. In addition, we may fail to qualify if our common stock comes to represent 50% or less of the value or outstanding voting power of our stock.
If we are not entitled to exemption under Section 883 for any taxable year, we would be subject for those years to an effective 2% United States federal income tax on the shipping income we derive during the year which is attributable to the transport of cargoes to or from the United States. The imposition of this taxation would have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders. See “Item 10. Additional Information—E. Taxation” for a more comprehensive discussion of U.S. federal income tax considerations.
Failure to comply with the U.S. Foreign Corrupt Practices Act (FCPA) could result in fines, criminal penalties, and an adverse effect on our business.
We may operate in a number of countries throughout the world, including countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws, and have adopted a code of business conduct and ethics which is consistent and in full compliance with the U.S. Foreign Corrupt Practices Act of 1977. We are subject, however, to the risk that we, our affiliated entities or respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties and curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and time- and attention-consuming for our senior management.
It may be difficult to enforce service of process and enforcement of judgments against us and our officers and directors.
We are a Marshall Islands corporation, and our subsidiaries are incorporated in jurisdictions outside of the United States. Our executive offices are located outside of the United States in Maroussi, Greece. A majority of our directors and officers reside outside of the United States, and a substantial portion of our assets and the assets of our officers and directors are located outside of the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside of the United States, judgments you may obtain in the U.S. courts against us or these persons in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws.
There is also substantial doubt that the courts of the Marshall Islands, Greece or jurisdictions in which our subsidiaries are organized would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws. In addition, the protection afforded minority shareholders in the Marshall Islands is different than those offered in the United States.

Risks Relating to Our Common Stock
Our common stock is not currently trading on any exchange and when it does it might have low trading volume, which may cause our common stock to trade at lower prices and make it difficult for you to sell your common stock.
Although our Parent’s shares of common stock have traded on the Nasdaq Global Market since January 31, 2007, on the Nasdaq Global Select Market since January 1, 2008, and on the Nasdaq Capital Market since June 26, 2015, the trading volume had been low over the last couple of years and our trading volume might follow similar trends or trade at even lower volumes. Such limited liquidity may cause our common stock to trade at lower prices and make it difficult to sell your common stock.
The market price of our common stock may fluctuate widely in the future, and there is no guarantee that an active and liquid public market for you to resell our common stock in the future will develop or continue. As a result, investors in our common stock could incur substantial losses on any investment in our common stock.
The market price of our common stock on the Nasdaq Capital Market may be volatile due to factors such as:
•	actual or anticipated fluctuations in our quarterly and annual results and those of other public companies in our industry;
•	changes in market valuations or sales or earnings estimates or publication of research reports by analysts;
•	changes in earnings estimates or shortfalls in our operating results from levels forecasted by securities analysts;
•	speculation in the press or investment community about our business or the shipping industry;
•	changes in market valuations of similar companies and stock market price and volume fluctuations generally;
•	payment of dividends;
•	strategic actions by us or our competitors such as mergers, acquisitions, joint ventures, strategic alliances or restructurings;
•	changes in government and other regulatory developments;
•	additions or departures of key personnel;
•	general market conditions in the shipping industry and the state of the securities markets; and
•	domestic and international economic, market and currency factors unrelated to our performance.
The international container shipping industry has been highly unpredictable.  In addition, the stock markets in general, and the markets for container shipping and shipping stocks in general, have experienced extreme volatility that has sometimes been unrelated or disproportionate to the operating performance of particular companies. In addition, the COVID-19 pandemic caused broad stock market and industry fluctuations. These broad market fluctuations may adversely affect the trading price of our common stock.  As a result of this volatility, our shares may trade at prices lower than you originally paid for such shares and you may incur substantial losses on your investment in our common stock.
Investors may purchase our common stock to hedge existing exposure or to speculate on the price of our common stock. Speculation on the price of our common stock may involve long and short exposures. To the extent an aggregate short exposure in our common stock becomes significant, investors with short exposure may have to pay a premium to purchase common stock for delivery to common stock lenders at times if and when the price of our common stock increases significantly, particularly over a short period of time. Those purchases may in turn, dramatically increase the price of our common stock. This is often referred to as a “short squeeze.” A short squeeze could lead to volatile price movements in our common stock that are not directly correlated to our business prospects, operating performance, financial condition or other traditional measures of value for the Company or our common stock.

If our common stock does not meet the Nasdaq Capital Market’s minimum share price requirement or another continuous listing requirement, and if we cannot cure such deficiency within the prescribed timeframe, our common stock could be delisted.
Under the rules of the Nasdaq Capital Market, listed companies are required to maintain a share price of at least $1.00 per share.  If the share price declines below $1.00 for a period of 30 consecutive business days, then the listed company has a cure period of at least 180 days to regain compliance with the $1.00 per share minimum. The company may regain compliance if the bid price of its common shares closes at $1.00 per share or more for a minimum of ten consecutive business days at any time during the 180-day cure period. If the price of our common stock closes below $1.00 for 30 consecutive days, and if we cannot cure that deficiency within the 180-day timeframe, then our common stock could be delisted.
If the market price of our common stock falls below $5.00 per share, under stock exchange rules, our shareholders will not be able to use such shares as collateral for borrowing in margin accounts. This inability to continue to use our common stock as collateral may lead to sales of such shares creating downward pressure on and increased volatility in the market price of our common stock.
There are additional requirements for a stock to be able to be listed continuously on the Nasdaq Capital Market, such as the requirement to have a minimum public float of $1 million. If we fail to meet any of these requirements and are unable to cure such failure within the applicable cure periods, our common stock could be delisted.
We expect to be a “controlled company” under Nasdaq corporate governance rules and we may be exempt from certain corporate governance requirements that could adversely affect our public shareholders.
Since members of the Pittas family directly or indirectly hold of a majority of the voting power of our issued and outstanding share capital we qualify as a “controlled company” under the Nasdaq listing rules. Under these rules a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including, without limitation (i) the requirement that a majority of the Board of Directors consist of independent directors, (ii) the requirement that the compensation of our officers be determined or recommended to the Board of Directors by a compensation committee that is comprised solely of independent directors, and (iii) the requirement that director nominees be selected or recommended to the Board of Directors by a majority of independent directors or a nominating and corporate governance committee comprised solely of independent directors.
We have elected not to rely on the “controlled company” exemption after this offering. Our status as a controlled company, however, could cause our common shares to appear less attractive to certain investors or otherwise harm our trading price.
If securities or industry analysts do not publish research or reports about our business, or publish negative reports about our business, our share price and trading volume could decline.
The trading market for our common shares will depend, in part, upon the research and reports that securities or industry analysts publish about us or our business. We do not have any control over analysts as to whether they will cover us, and if they do, whether such coverage will continue. If analysts do not commence coverage of the Company, or if one or more of these analysts cease coverage of the Company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline. In addition, if one or more of the analysts who cover us downgrade our shares or change their opinion of our shares, our share price may likely decline.
We may not be able to pay dividends.
The declaration and payment of any dividends will be subject at all times to the discretion of our Board of Directors. The timing and amount of dividends will depend on our earnings, financial condition, cash requirements and availability, restrictions in our loan agreements, growth strategy, charter rates in the container shipping industry, the provisions of Marshall Islands law affecting the payment of dividends and other factors. Marshall Islands law generally prohibits the payment of dividends other than from surplus (retained earnings and the excess of consideration received for the sale of shares above the par value of the shares), but, if there is no surplus, dividends may be declared out of the net profits (basically, the excess of our revenue over our expenses) for the fiscal year in which the dividend is declared or the preceding fiscal year. Marshall Islands law also prohibits the payment of dividends while a company is insolvent or if it would be rendered insolvent upon the payment of a dividend. As a result, we may not be able to pay dividends.

Our Amended and Restated Articles of Incorporation, Bylaws and Shareholders’ Rights Plan contain anti-takeover provisions that may discourage, delay or prevent (1) a merger or acquisition, (2) the removal of incumbent directors and officers and (3) the ability of public shareholders to benefit from a change in control.
Our current amended and restated articles of incorporation and bylaws contain certain anti-takeover provisions. These provisions include blank check preferred stock, the prohibition of cumulative voting in the election of directors, a classified Board of Directors, advance written notice for shareholder nominations for directors, removal of directors only for cause, advance written notice of shareholder proposals for the removal of directors and limitations on action by shareholders. In addition, prior to the consummation of the Spin-Off, we will adopt a shareholders’ rights plan, which is substantially similar to the shareholder rights plan of our Parent. This agreement will expire on September 30, 2034, pursuant to which our Board of Directors may cause the substantial dilution of any person that attempted to acquire us without the approval of our Board of Directors. These anti-takeover provisions, either individually or in the aggregate, may discourage, delay or prevent (1) our merger or acquisition by means of a tender offer, a proxy contest or otherwise, that a shareholder may consider in its best interest, (2) the removal of incumbent directors and officers, and (3) the ability of public shareholders to benefit from a change in control. These anti-takeover provisions could substantially impede the ability of shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common stock and shareholders’ ability to realize any potential change of control premium.
Future sales of our common stock could cause the market price of our common stock to decline.
Sales of a substantial number of shares of our common stock in the public market, or the perception that these sales could occur, may depress the market price for our common stock. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future. Additionally, upon consummation of the Spin-Off, pursuant to a registration rights agreement that the Company expects to enter into with certain shareholders, we are obligated upon the demand of the shareholders to register up to 1,612,562 shares of our common stock held by such shareholders, representing 57.6% of our common stock. If a portion of such shares, higher than the average trading volume of our common stock at the time of their registration, are offered for sale, our share price may decline. Please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

We may issue additional shares of our stock in the future and our stockholders may elect to sell large numbers of shares held by them from time to time. Our amended and restated articles of incorporation authorize us to issue up to 100,000,000 shares of common stock and 20,000,000 shares of preferred stock.

Issuance of preferred stock may adversely affect the voting power of our shareholders and have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common stock.
Our Board of Directors may decide in the future to issue preferred shares in one or more series and to determine the rights, preferences, privileges and restrictions with respect to, among other things, dividends, conversion, voting, redemption, liquidation and the number of shares constituting any series subject to prior shareholders’ approval. If our Board determines to issue preferred shares, such issuance may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable. The issuance of preferred shares with voting and conversion rights may also adversely affect the voting power of the holders of common shares. This could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common stock and shareholders’ ability to realize any potential change of control premium.

Because the Republic of the Marshall Islands, where we are incorporated, does not have a well-developed body of corporate law, shareholders may have fewer rights and protections than under typical state law in the United States, such as Delaware, and shareholders may have difficulty in protecting their interests with regard to actions taken by our Board of Directors.
Our corporate affairs are governed by our amended and restated articles of incorporation and bylaws, as amended, and by the Marshall Islands Business Corporations Act (the “BCA”). The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain U.S. jurisdictions. Stockholder rights may differ as well. For example, under Marshall Islands law, a copy of the notice of any meeting of the shareholders must be given not less than 15 days before the meeting, whereas in Delaware such notice must be given not less than 10 days before the meeting. Therefore, if immediate shareholder action is required, a meeting may not be able to be convened as quickly as it can be convened under Delaware law. Also, under Marshall Islands law, any action required to be taken by a meeting of shareholders may only be taken without a meeting if consent is in writing and is signed by all of the shareholders entitled to vote, whereas under Delaware law action may be taken by consent if approved by the number of shareholders that would be required to approve such action at a meeting. Therefore, under Marshall Islands law, it may be more difficult for a company to take certain actions without a meeting even if a majority of the shareholders approve of such action. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of Delaware and other states with substantially similar legislative provisions, public shareholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction.
Item 4.	Information on the Company
A. History and development of the Company
Euroholdings Ltd. was incorporated by the Parent under the laws of the Republic of the Marshall Islands on March 20, 2024 to serve as the holding company of the Euroholdings Ltd. Predecessor and former vessel owning subsidiaries of the Parent in connection with the Spin-Off.  The Parent will contribute the Euroholdings Ltd. Predecessor to the Company prior to the Spin-off in exchange for all of our issued and outstanding common shares. The Parent will receive one share of our common stock for every 2.5 shares of the Parent’s common stock, which the Parent intends to distribute to its shareholders pro rata.
We have applied to have our common shares listed on the Nasdaq Capital Market under the ticker symbol “EHLD” and upon approval our common shares will commence trading.
Upon completion of the Spin-Off, the Company will be an independent provider of worldwide ocean-going transportation services. We own and operate three containership vessels that transport dry and refrigerated containerized cargoes, mainly including manufactured products and perishables, and have a total cargo carrying capacity of approximately 5,179 teu or 71,242 dwt. We focus on owning and operating vessels of older vintage, typically older than 20 years of age, to the end of their useful life and we intend to acquire additional container carrier vessels as well as vessels in other sectors, principally, in the secondhand market based on our assessment of market conditions.
Our executive offices are located at 4 Messogiou & Evropis Street, 151 24, Maroussi, Greece. Our telephone number at this address is +30-211-1804005. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC’s Internet site is http://www.sec.gov. The address of the Company’s website is http://www.Euroholdings.com.

Reasons for the Spin-Off
While the Parent intends to continue to own and operate containership vessels, it believes that spinning off its elder vessels from its fleet into a separate company will result in both the spun-off fleet and the remaining fleet of the Parent realizing collectively greater shareholder value. The Parent and the Company will be able to pursue different investment and return distribution strategies and set the appropriate performance indicators for their respective strategy and more effectively communicate them to investors and the financial community. The Parent will focus on modern, newly built vessels as well as vessels with substantial remaining economic life for which capital investments in performance-improving retrofits might be appropriate. The Company will be able to utilize the expertise of its management team and its Manager in running the elder vessels spun-off from the Parent and other vessels that it may acquire to extract maximum economic benefits from them until the end of their useful life expecting to achieve consistent shareholder returns and distributing a significant portion of its earnings to its shareholders. Both the Parent and the Company will present clear and well understood strategies to investors, which should provide them with more choices and better value overall.
The Company expects to expand the above strategy and acquire additional elder vessels, either by utilizing liquidity generated from the initial fleet or by combining with other companies with similar fleets or by issuing new shares. We also intend to take advantage of the cyclical nature of the market by buying and selling ships when we believe favorable opportunities exist.
B. Business overview
We are a global provider of shipping transportation services. We specialize in the ownership of vessels. Each of our vessels is owned through a separate wholly-owned subsidiary. Our current fleet consists of containerships that transport container boxes providing scheduled service between ports.
As of the date of this registration statement, we own and operate three feeder containerships, having a combined carrying capacity of 5,179 teu or 71,242 dwt, and a weighted average age of 26.3 years. During 2022 and 2023, the Euroholdings Ltd. Predecessor had a fleet utilization of 97.2% and 94.0%, respectively, achieved daily time charter equivalent rates of $25,174 and $16,785, respectively, and generated time charter revenues of $25.9 million and $17.5 million, respectively. During the six-month period ended June 30, 2023 and 2024, fleet utilization was 87.8% and 99.1%, respectively, our fleet earned daily time charter equivalent rates of $16,918 and $15,086,  respectively, and generated time charter revenues of $8.19 million and $8.32 million, respectively.
Our business strategy is focused on providing consistent shareholder returns by investing in vessels of older vintage in the containership or other sectors, typically older than twenty years, carefully selecting the timing of our investments and condition of the vessels we acquire and by reliably, safely and competitively operating them, through our Manager, Eurobulk, an affiliate which represents a continuous ship-owning and management history that dates back to the 19th century. We believe that one of our advantages in the industry is our ability to select and safely operate vessels of any age in the dry cargo sectors. The limited operating horizon of elder vessels should minimize valuation uncertainty and better reflect the market value of the vessels and their contracted revenues.
The following table presents certain information concerning our fleet, as of November 1, 2024.
Name	Type	Dwt	TEU	Year Built	Employment (*)	TCE Rate ($/day)
Container Carriers
DIAMANTIS P	Feeder	30,360	2,008	1998	TC until Dec-24	$27,000
JOANNA(*)	Feeder	22,301	1,732	1999	TC until Mar-26 Then until Sep-26 Then until Nov-26(**)	$19,000 $9,500 $16,500
AEGEAN EXPRESS(*)	Feeder	18,581	1,439	1997	TC until Dec-24	$8,000
Total Container Carriers	3	71,242	5,179

(*)	TC denotes time charter. All dates listed are the earliest redelivery dates under each TC unless noted.
(**)	Period to November 2026 is at the option of the charterer.

As of November 1, 2024, all of our vessels are employed under time charter contracts representing approximately 95% of our ship capacity days for the remainder of 2024, 33% of our ship capacity days in 2025 and 24% of our ship capacity days in 2026 assuming the earliest redelivery dates.
In “Critical Accounting Estimates – Impairment of vessels” below, we discuss our policy for impairing the carrying values of our vessels. During the past few years, the market values of vessels have experienced extraordinarily high volatility, and substantial declines in many vessel classes. As a result, the charter-free market value, or basic market value, of certain of our vessels may have declined below those vessels’ carrying value. We may not impair those vessels’ carrying value under our impairment accounting policy, due to our belief that future undiscounted cash flows expected to be earned by such vessels over their operating lives would exceed such vessels’ carrying amounts.
The table set forth below indicates (i) the carrying value of each of our vessels as of December 31, 2022 and 2023, respectively, and (ii) if we believe our vessel had a basic market value below its carrying value. As of December 31, 2023 and December 31, 2022 the basic charter-free market value of each vessel was higher than the vessel’s carrying value. For the purposes of this calculation, we have assumed that the vessels would be sold at a price that reflects our estimate of their basic market values as of the respective year end. However, we are not holding our vessels for sale, except as otherwise noted in this report.
Our estimates of basic market value assume that our vessels are all in good and seaworthy condition without need for repair and if inspected would be certified in class without any notations. Our estimates are based on information available from various industry sources, including:
•	reports by industry analysts and data providers that focus on our industry and related dynamics affecting vessel values;
•	news and industry reports of similar vessel sales;
•	news and industry reports of sales of vessels that are not similar to our vessels where we have made certain adjustments in an attempt to derive information that can be used as part of our estimates;
•	approximate market values for our vessels or similar vessels that we have received from shipbrokers, whether solicited or unsolicited, or that shipbrokers have generally disseminated;
•	offers that we may have received from potential purchasers of our vessels; and
•
vessel sale prices and values of which we are aware through both formal and informal communications with shipowners, shipbrokers, industry analysts and various other shipping industry participants and observers.

As we obtain information from various industry and other sources, our estimates of basic market value are inherently uncertain. In addition, vessel values are highly volatile; as such, our estimates may not be indicative of the current or future basic market value of our vessels or prices that we could achieve if we were to sell them.
Name	Capacity	Purchase Date	Carrying Value as of December 31, 2022 (in millions) (1)	Carrying Value as of December 31, 2023 (in millions)
Container Carriers	(teu)
JOANNA	1,732	Jul-2013	$2.24	$1.83
AEGEAN EXPRESS	1,439	Sep-2016	$1.63	$1.49
DIAMANTIS P	2,008	Aug-2019	$3.01	$2.65
Total Container Carriers	5,179		$6.88	$5.97

We note that as of November 1, 2024, all of our container vessels are employed under time charter contracts of durations from 2 to 22 months until the earliest redelivery charter period. If we sell those vessels with the charters attached, the sale price may be affected by the relationship of the charter rate to the prevailing market rate for a comparable charter with the same terms.
We depreciate our vessels over an expected useful life of 25 years. If a vessel has exceeded its useful life, we depreciate any capital improvements up to its next scheduled special survey or drydocking.
We refer you to the risk factor entitled “The market value of our vessels can fluctuate significantly, which may adversely affect our financial condition, cause us to breach financial covenants, result in the incurrence of a loss upon disposal of a vessel or increase the cost of acquiring additional vessels” and the discussion in Item 3.D under “Industry Risk Factors.”
Our Competitive Strengths and Business Strategy
We believe that we possess the following competitive strengths:

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Experienced Management Team. Our management team has significant experience in all aspects of commercial, technical, operational and financial areas of our business. Aristides J. Pittas, our Chairman and Chief Executive Officer, holds a dual graduate degree in Naval Architecture and Marine Engineering and Ocean Systems Management from the Massachusetts Institute of Technology. He has worked in various technical, shipyard and ship management capacities and since 1991 has focused on the ownership and operation of vessels carrying dry cargoes. Dr. Anastasios Aslidis, our Chief Financial Officer, holds a Ph.D. in Ocean Systems Management also from Massachusetts Institute of Technology and has over 30 years of experience in the shipping industry as finance executive and, prior to that, as a partner at a Boston based international consulting firm focusing on investment and risk management in the maritime industry. Mr. Symeon Pariaros, our Chief Administrative Officer, has more than 25 years of experience in shipping in the chartering, finance and investment areas. He holds a Bachelor’s degree in Manufacturing Engineering with Management and Business from Brunel University in London.

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Cost-Efficient Vessel Operations. We believe that because of the efficiencies afforded to us through Eurobulk, the strength of our management team and the quality of our fleet, we are, and will continue to be, a reliable, low-cost vessel operator, without compromising our high standards of performance, reliability and safety. Despite the average age of our fleet being approximately 25.5 years on December 31, 2023, our total vessel operating expenses, including management fees and general and administrative expenses but excluding drydocking expenses were $7,489 per day for the year ended December 31, 2023. Our technical and operating expertise allows us to efficiently manage and transport a wide range of cargoes with a flexible trade route profile, which helps reduce ballast time between voyages and minimize off-hire days. Our professional, well-trained masters, officers and onboard crews further help us to control costs and ensure consistent vessel operating performance. We actively manage our fleet and strive to maximize utilization and minimize maintenance expenditures for operational and commercial utilization. For the year ended December 31, 2022, our operational fleet utilization was 97.2% as compared to 96.6% for 2023, while our commercial utilization rate was 100% in 2022 and 97.4% in 2023. Our total fleet utilization rate in 2022 was 97.2% compared to  94.0% in 2023. For the six-month period ended June 30, 2023 and 2024, our operational fleet utilization was 93.1% and 99.8%, respectively, while our commercial utilization rate was 94.7% and 99.3%, respectively for the two periods. Our total fleet utilization rate in the six-month period ended June 30, 2023 was 87.8% and increased to 99.1% in the respective period in 2024.

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Strong Relationships with Customers and Financial Institutions. We believe ourselves, Eurobulk and the Pittas family to have developed strong industry relationships and to have gained acceptance with charterers, lenders and insurers because of long-standing reputation for safe and reliable service and financial responsibility through various shipping cycles. Through Eurobulk, we offer reliable service and cargo carrying flexibility that enables us to attract customers and obtain repeat business. We also believe that the established customer base and reputation of ourselves, Eurobulk and the Pittas family help us to secure favorable employment for our vessels with well-known charterers.

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Business strategy. Our business strategy is focused on providing consistent shareholder returns by carefully timing and structuring acquisitions and sales of elder containerships or other elder vessels and by reliably, safely and competitively operating our vessels through Eurobulk. We continuously evaluate purchase and sale opportunities, as well as employment opportunities for our vessels. We have no current indebtedness, which keeps our cost breakeven level low and enables us to use cash flow that would otherwise be dedicated to debt service for new projects and other purposes.

Management of Our Fleet
The operations of our vessels will continue to be managed by Eurobulk Ltd., or Eurobulk, an affiliated ship management company owned by our Chairman and CEO and his family. Eurobulk will manage our fleet  under a Master Management Agreement with us and separate management agreements with each shipowning company, all of which we expect to have entered into prior to the Spin-off and which will contain substantially similar terms to the present agreements between Eurobulk and our Parent. Under our Master Management Agreement, Eurobulk is responsible for all aspects of management and compliance for the Company, including the provision of the services of our Chief Executive Officer, Chief Financial Officer, Chief Administrative Officer, Investor Relations Officer, Internal Auditor and Secretary. Eurobulk is responsible for all commercial management and technical management services.
The Company also uses brokers for various services, as is industry practice. Eurochart S.A. (“Eurochart”), an affiliated company controlled by certain members of the Pittas family, provides vessel sale and purchase services, and chartering services to the Company whereby the Company pays commission of 1% of the vessel sales price and 1.25% of charter revenues. In addition, Technomar Crew Management Services Corp (“Technomar”) is a company owned by certain members of the Pittas family, together with another unrelated ship management company, which provides crewing services. Please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”
Our Customers
We have well-established relationships with major containership charterers, which we serve by carrying a variety of cargoes over a multitude of routes around the globe. We are a relationship driven company, and the customers of the Euroholdings Ltd. Predecessor during the last two years include major companies, such as CMA, ZIM, GSL, and Summit.
Our top two customers for the interim periods ended June 30, 2024 and 2023, were the same and accounted for approximately 84% and 83% of our revenues, respectively. Our top two customers in 2023, were also the same as in 2022. Our top two customers accounted for approximately 86% of our revenues in 2023 and 62% of our revenues in 2022.
We charter our vessels to customers pursuant to time charter contracts.  We carefully evaluate the length and rate of each charter at the time of fixing or renewing a contract considering market conditions, trends and expectations. Currently, our vessels are employed on time charters with durations ranging from 1 to 22 months until the earliest redelivery period. Under time charter contract, the charterer typically pays us a fixed daily charter hire rate and bears all voyage expenses, including the cost of bunkers (fuel oil) and canal and port charges. We remain responsible for paying the chartered vessel's operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel. We pay commissions on all chartering arrangements of 1.25% to Eurochart, a company affiliated with our CEO. In the six-month period ended June 30, 2024, we paid $103,225 for chartering commissions to EuroChart. In 2023, we paid Eurochart $227,556 for chartering commissions. We pay additional commission of usually up to 1.25% each to any other brokers involved in the transaction, plus address commission of usually up to 3.75% deducted from charter hire. These additional commissions, as well as changes to charter rates will cause our commission expenses to fluctuate from period to period.  Our time charters are for fixed terms and will expire in accordance with the schedule set forth in the table above. Our time charters are subject to earlier termination in the event one of our vessels is a total or constructive loss as the result of casualty or is off-hire for more than a specified period. Charter-hire is generally paid semi-monthly or monthly in advance.
Following the expiration of our existing time charters, we expect to employ our fleet under short-to-medium-term time charters, depending on market conditions and our ability to secure such contracts.
We believe that our dependence on our key charter customers is moderate, because in the event of a charterer default our vessels can generally be re-chartered at the market rate, although it is likely that such rate will be lower than the charter rate agreed with the charterer. In addition, as of the date of this report, none of our charterers have reported any inability to pay their obligations to us as a result of the COVID-19 outbreak or as a result of ongoing conflicts such as the war in Ukraine, the war in Palestine and current events in the Red Sea region.

The Containership Industry and Other Shipping Sectors
Containership shipping refers to the transport of containerized trade which encompasses mainly the carriage of finished goods, but an increasing number of other cargoes in container boxes. Containerized trade has been the fastest growing sector of seaborne trade, although in the last three years the rate of growth has slowed. Containerships are categorized by their size measured in terms of twenty-foot equivalent unit (“teu”) capacity and whether they have their own gearing (cranes). The different categories of containerships are as follows: (i) Post-Panamax vessels are generally vessels with carrying capacity of more than 4,000 teu; (ii) Panamax vessels are vessels with carrying capacity from 3,000 to 4,000 teu, and, in some designs, even up to 5,000 teu; these vessels are called such because the measurements of their beam and draft are the maximum allowable through the original Panama Canal; and (iii) Feeder containerships are vessels with carrying capacity from 500 to 3,000 teu and are usually equipped with cargo loading and unloading gear. Containerships are primarily employed in time charter contracts with liner companies, which in turn employ them as part of the scheduled liner operations. Feeder containerships are put in liner schedules feeding containers to and from central regional ports (hubs) where larger containerships provide cross ocean or longer haul service. The length of the time charter contract can range from several months to years.
Other shipping sectors, like drybulk or tanker, resemble to the containership sector in terms of the interaction of demand for and supply of vessels and business cycle characteristics but each one has its own economic drivers and vessels supply dynamics. Drybulk vessels carry dry cargoes in bulk like iron ore, coal, grains, steel products and other minor bulk commodities and are categorized depending on their size and gearing as handy (10,000 – 40,000 dwt), Handy/Supramax (40,000-60,000 dwt), Ultramax (60,000-65,000 dwt), Panamax/Kamsarmax (65,000-85,000 dwt) and Capesize vessels (85,000-200,000+ dwt), the latter grouping including various sub-segments like mini capes (85,000-120,000 dwt), typical Capesize vessels of around 180,000 dwt and Newcastlemax size of about 300,000 dwt.  Typically, vessels up to Ultramax size have gearing.
Tanker vessels include crude carriers or product carriers and carry crude oil and oil products, respectively. They are range in size from 10,000-110,000 dwt for product carriers and 100,000-300,000 dwt for crude carriers. Product carriers have coated tanks.
Our Competitors
We operate in markets that are highly competitive and based primarily on supply and demand. We compete for charters on the basis of price, vessel location, size, age and vessel condition, as well as on reputation. Eurobulk arranges our charters (whether spot charters, time charters or shipping pools) through its exclusive arrangement with Eurochart S.A. an affiliated brokering company which negotiates the terms of the charters based on market conditions. We compete with other shipowners of carriers primarily in the Feeder and Panamax containership sectors. Ownership of containerships is highly fragmented and is divided among state controlled and independent shipowners. Some of our publicly listed competitors include Danaos Corporation (NYSE: DAC), Costamare Inc. (NASDAQ: CMRE) and Global Ship Lease Inc. (NYSE: GSL).
Seasonality
The containership shipping industry’s seasonal trends are driven by the import patterns of manufactured goods and refrigerated cargoes by the major importers, such as the United States, Europe and Japan. The volume of containerized trade is usually higher in the fall in preparation for the holiday season. During this period, container shipping rates are higher and, as a result, so are charter rates. Seasonality is present in other shipping sectors and has to do with the grain harvesting period for the drybulk vessels or the heating and cooling seasons for the tanker vessels, amongst other factors.

Environmental and Other Regulations in the Shipping Industry
Government regulations and laws significantly affect the ownership and operation of our fleet. We are subject to international conventions and treaties, national, state and local laws and regulations in force in the countries in which our vessels may operate or are registered relating to safety and health and environmental protection including the storage, handling, emission, transportation and discharge of hazardous and non-hazardous materials, and the remediation of contamination and liability for damage to natural resources. Compliance with such laws, regulations and other requirements entails significant expense, including vessel modifications and implementation of certain operating procedures.
A variety of government and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (applicable national authorities such as the USCG, harbor master or equivalent), classification societies, flag state administrations (countries of registry) and charterers, particularly terminal operators. Certain of these entities require us to obtain permits, licenses, certificates and other authorizations for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or result in the temporary suspension of the operation of one or more of our vessels.
Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations. However, because such laws and regulations frequently change and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a future serious marine incident that causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our profitability.
While we do not carry oil as cargo, we do carry fuel oil (bunkers) in our containerships. We currently maintain, for each of our vessels, pollution liability insurance coverage of $1.0 billion per incident. If the damages from a catastrophic spill exceeded our insurance coverage, that would have a material adverse effect on our financial condition and operating cash flows.
International Maritime Organization
The International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by vessels (the “IMO”), has adopted the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as “MARPOL,” the International Convention for the Safety of Life at Sea of 1974 (“SOLAS Convention”), and the International Convention on Load Lines of 1966 (the “LL Convention”). MARPOL establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms. MARPOL is applicable to drybulk, tanker and LNG carriers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried in bulk in liquid or in packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions. Annex VI was separately adopted by the IMO in September of 1997; new emissions standards, titled IMO-2020, took effect on January 1, 2020.

Air Emissions
In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution from vessels. Effective May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits “deliberate emissions” of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile compounds from cargo tanks and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions, as explained below. Emissions of “volatile organic compounds” from certain vessels, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls, or “PCBs”) are also prohibited. We believe that all our vessels are currently compliant in all material respects with these regulations.
The MEPC adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. On October 27, 2016, at its 70th session, the MEPC agreed to implement a global 0.5% m/m sulfur oxide emissions limit (reduced from 3.50%) starting from January 1, 2020. This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels or certain exhaust gas cleaning systems. Ships are now required to obtain bunker delivery notes and International Air Pollution Prevention (“IAPP”) Certificates from their flag states that specify sulfur content. Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships were adopted and took effect on March 1, 2020, with the exception of vessels fitted with exhaust gas cleaning equipment (“scrubbers”) which can carry fuel of higher sulfur content. These regulations subject ocean-going vessels to stringent emissions controls, and may cause us to incur substantial costs.
Sulfur content standards are even stricter within certain “Emission Control Areas,” or (“ECAs”). As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1% m/m. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean area. Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. Other areas in China are subject to local regulations that impose stricter emission controls. In December 2021, the member states of the Convention for the Protection of the Mediterranean Sea Against Pollution (“Barcelona Convention”) agreed to support the designation of a new ECA in the Mediterranean. On December 15, 2022, MEPC 79 adopted the designation of a new ECA in the Mediterranean, with an effective date of May 1, 2025. In July 2023, MEPC 80 announced three new ECA proposals, including the Canadian Arctic waters and the North-East Atlantic Ocean, which were approved at MEPC 81.  The draft amendments to establish Annex IV to establish the ECAs will be forwarded to MEPC 82 (Fall 2024) for adoption and the earliest entry-into-force date would be March 2026. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency (“EPA”) or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.
Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation. At the MEPC meeting held from March to April 2014, amendments to Annex VI were adopted which address the date on which Tier III Nitrogen Oxide (NOx) standards in ECAs will go into effect. Under the amendments, Tier III NOx standards apply to ships that operate in the North American and U.S. Caribbean Sea ECAs designed for the control of NOx produced by vessels with a marine diesel engine installed and constructed on or after January 1, 2016. Tier III requirements could apply to areas that will be designated for Tier III NOx in the future. At MEPC 70 and MEPC 71, the MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide for ships built on or after January 1, 2021. The EPA promulgated equivalent (and in some senses stricter) emissions standards in 2010. As a result of these designations or similar future designations, we may be required to incur additional operating or other costs.
As determined at the MEPC 70, the new Regulation 22A of MARPOL Annex VI became effective as of March 1, 2018 and requires ships above 5,000 gross tonnage to collect and report annual data on fuel oil consumption to an IMO database, with the first year of data collection having commenced on January 1, 2019. The IMO intends to use such data as the first step in its roadmap (through 2023) for developing its strategy to reduce greenhouse gas emissions from ships, as discussed further below.

As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. All ships are now required to develop and implement Ship Energy Efficiency Management Plans (“SEEMP”), and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index (“EEDI”). Under these measures, by 2025, all new ships built will be 30% more energy efficient than those built in 2014. MEPC 75 adopted amendments to MARPOL Annex VI which brings forward the effective date of the EEDI’s “phase 3” requirements from January 1, 2025 to April 1, 2022 for several ship types, including gas carriers, general cargo ships, and LNG carriers.
Additionally, MEPC 75 introduced draft amendments to Annex VI which impose new regulations to reduce greenhouse gas emissions from ships. These amendments introduce requirements to assess and measure the energy efficiency of all ships and set the required attainment values, with the goal of reducing the carbon intensity of international shipping. The requirements include (1) a technical requirement to reduce carbon intensity based on a new Energy Efficiency Existing Ship Index (“EEXI”), and (2) operational carbon intensity reduction requirements, based on a new operational carbon intensity indicator (“CII”). The attained EEXI is required to be calculated for ships of 400 gross tonnage and above, in accordance with different values set for ship types and categories. With respect to the CII, the draft amendments would require ships of 5,000 gross tonnage to document and verify their actual annual operational CII achieved against a determined required annual operational CII. Additionally, MEPC 75 proposed draft amendments requiring that, on or before January 1, 2023, all ships above 400 gross tonnage must have an approved SEEMP on board. For ships above 5,000 gross tonnage, the SEEMP would need to include certain mandatory content. MEPC 75 also approved draft amendments to MARPOL Annex I to prohibit the use and carriage for use as fuel of heavy fuel oil (“HFO”) by ships in Arctic waters on and after July 1, 2024. The draft amendments introduced at MEPC 75 were adopted at the MEPC 76 session in June 2021 and entered into force on November 1, 2022, with the requirements for EEXI and CII certification becoming effective from January 1, 2023. MEPC 77 adopted a non-binding resolution which urges Member States and ship operators to voluntarily use distillate or other cleaner alternative fuels or methods of propulsion that are safe for ships and could contribute to the reduction of Black Carbon emissions from ships when operating in or near the Arctic. MEPC 79 adopted amendments to MARPOL Annex VI, Appendix IX to include the attained and required CII values, the CII rating and attained EEXI for existing ships in the required information to be submitted to the IMO Ship Fuel Oil Consumption Database. MEPC 79 also revised the EEDI calculation guidelines to include a CO2 conversion factor for ethane, a reference to the updated Intergovernmental Panel on Climate Change (“IPCC”) guidelines, and a clarification that in case of a ship with multiple load line certificates, the maximum certified summer draft should be used when determining the deadweight. The amendments entered into force on May 1, 2024. In July 2023, MEPC 80 approved the plan for reviewing CII regulations and guidelines, which must be completed at the latest by January 1, 2026. There will be no immediate changes to the CII framework, including correction factors and voyage adjustments, before the review is completed.  In March 2024, MEPC 81 also adopted amendments to MARPOL Annex VI, Appendix IX which will add new reporting requirements, including reporting of fuel oil consumption per combustion systems, total fuel oil consumption while the ship is not under way, and total amount of onshore power supplied expressed in kWh.  These amendments are expected to enter into force on August 1, 2025.
We may incur costs to comply with these revised standards. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition.
Safety Management System Requirements
The SOLAS Convention was amended to address the safe manning of vessels and emergency training drills.  The Convention of Limitation of Liability for Maritime Claims (the “LLMC”) sets limitations of liability for a loss of life or personal injury claim or a property claim against ship owners. We believe that our vessels are in substantial compliance with SOLAS and LLMC standards.
Under Chapter IX of the SOLAS Convention, or the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention (the “ISM Code”), our operations are also subject to environmental standards and requirements. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and for responding to emergencies. We rely upon the safety management system that we and our technical management team have developed for compliance with the ISM Code. The failure of a vessel owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.

The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with the ISM Code requirements for a safety management system. No vessel can obtain a safety management certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. We have obtained applicable documents of compliance for our offices and safety management certificates for all of our vessels for which the certificates are required by the IMO. The documents of compliance and safety management certificates are renewed as required.
Although all our vessels are currently ISM Code-certified, such certification may not be maintained by all our vessels at all times. Non-compliance with the ISM Code may subject such party to increased liability, invalidate existing insurance or decrease available insurance coverage for the affected vessels and result in a denial of access to, or detention in, certain ports. For example, the U.S. Coast Guard and E.U. authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in U.S. and E.U. ports.
Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code (“IMDG Code”). Effective January 1, 2018, the IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) new marking, packing and classification requirements for dangerous goods and (3) new mandatory training requirements. Amendments which took effect on January 1, 2020 also reflect the latest material from the UN Recommendations on the Transport of Dangerous Goods, including (1) new provisions regarding IMO type 9 tank, (2) new abbreviations for segregation groups, and (3) special provisions for carriage of lithium batteries and of vehicles powered by flammable liquid or gas. Additional amendments, which came into force on June 1, 2022, include (1) addition of a definition of dosage rate, (2) additions to the list of high consequence dangerous goods, (3) new provisions for medical/clinical waste, (4) addition of various ISO standards for gas cylinders, (5) a new handling code, and (6) changes to stowage and segregation provisions.
The IMO has also adopted the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers (“STCW”). As of February 2017, all seafarers are required to meet the STCW standards and be in possession of a valid STCW certificate. Flag states that have ratified SOLAS and STCW generally employ the classification societies, which have incorporated SOLAS and STCW requirements into their class rules, to undertake surveys to confirm compliance.
The IMO’s Maritime Safety Committee and MEPC, respectively, each adopted relevant parts of the International Code for Ships Operating in Polar Water (the “Polar Code”). The Polar Code, which entered into force on January 1, 2017, covers design, construction, equipment, operational, training, search and rescue as well as environmental protection matters relevant to ships operating in the waters surrounding the two poles. It also includes mandatory measures regarding safety and pollution prevention as well as recommendatory provisions. The Polar Code applies to new ships constructed after January 1, 2017, and after January 1, 2018, ships constructed before January 1, 2017 are required to meet the relevant requirements by the earlier of their first intermediate or renewal survey.
Furthermore, recent action by the IMO’s Maritime Safety Committee and United States agencies indicates that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. By IMO resolution, administrations are encouraged to ensure that cyber-risk management systems are incorporated by ship-owners and managers by their first annual Document of Compliance audit after January 1, 2021. In February 2021, the U.S. Coast Guard published guidance on addressing cyber risks in a vessel’s safety management system. This might cause companies to create additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. To comply with these regulations, we developed a Cybersecurity Manual for all our vessels that was reviewed by IMO’s Maritime Safety Committee in March 2021.
In June 2022, SOLAS also set out new amendments that took effect on January 1, 2024, which include new requirements for: (1) the design for safe mooring operations, (2) the Global Maritime Distress and Safety System (“GMDSS”), (3) watertight integrity, (4) watertight doors on cargo ships, (5) fault-isolation of fire detection systems, (6) life-saving appliances, and (7) safety of ships using LNG as fuel. These new requirements may impact the cost of our operations.

Pollution Control and Liability Requirements
The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”) in 2004. The BWM Convention entered into force on September 8, 2017. The BWM Convention requires ships to manage their ballast water to remove, render harmless or avoid the uptake or discharge of new or invasive aquatic organisms and pathogens within ballast water and sediments. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits, and require all ships to carry a ballast water record book and an international ballast water management certificate.
On December 4, 2013, the IMO Assembly passed a resolution revising the application dates of the BWM Convention so that the dates are triggered by the entry into force date and not the dates originally in the BWM Convention. This, in effect, makes all vessels delivered before the entry into force date “existing vessels” and allows for the installation of ballast water management systems on such vessels at the first IOPP renewal survey following entry into force of the convention. The MEPC adopted updated guidelines for approval of ballast water management systems (G8) at MEPC 70. At MEPC 71, the schedule regarding the BWM Convention’s implementation dates was also discussed and amendments were introduced to extend the date existing vessels are subject to certain ballast water standards. Those changes were adopted at MEPC 72. Ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters. The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. Depending on the date of the IOPP renewal survey, existing vessels must comply with the D-2 standard on or after September 8, 2019. For most ships, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Ballast water management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the ballast water, must be approved in accordance with IMO Guidelines (Regulation D-3). As of October 13, 2019, MEPC 72’s amendments to the BWM Convention took effect, making the Code for Approval of Ballast Water Management Systems, which governs assessment of ballast water management systems, mandatory rather than permissive, and formalized an implementation schedule for the D-2 standard. Under these amendments, all ships must meet the D-2 standard by September 8, 2024. Costs of compliance with these regulations may be substantial. Additionally, in November 2020, MEPC 75 adopted amendments to the BWM Convention which would require a commissioning test of the ballast water management system for the initial survey or when performing an additional survey for retrofits. This analysis will not apply to ships that already have an installed BWM system certified under the BWM Convention. These amendments entered into force on June 1, 2022. In December 2022, MEPC 79 agreed that it should be permitted to use ballast tanks for temporary storage of treated sewage and grey water. MEPC 79 also established that ships are expected to return to D-2 compliance after experiencing challenging uptake water and bypassing a BWM system should only be used as a last resort. In July 2023, MEPC 80 approved a plan for a comprehensive review of the BWM Convention over the next three years and the corresponding development of a package of amendments to the Convention. MEPC 80 also adopted further amendments relating to Appendix II of the BWM Convention concerning the form of the Ballast Water Record Book, which are expected to enter into force in February 2025. A protocol for ballast water compliance monitoring devices and unified interpretation of the form of the BWM Convention certificate were also adopted. In March 2024, MEPC 81 adopted amendments to the BWM Convention concerning the use of Ballast Water Record Books in electronic form, which are expected to enter into force in October 2025.
Once mid-ocean exchange ballast water treatment requirements become mandatory under the BWM Convention, the cost of compliance could increase for ocean carriers and may have a material effect on our operations. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The U.S., for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements.
The IMO also adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage (the “Bunker Convention”) to impose strict liability on ship owners (including the registered owner, bareboat charterer, manager or operator) for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the LLMC). With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in ship’s bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.
Ships are required to maintain a certificate attesting that they maintain adequate insurance to cover an incident. In jurisdictions, such as the United States where the Bunker Convention has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or on a strict-liability basis.

Anti‑Fouling Requirements
In 2001, the IMO adopted the International Convention on the Control of Harmful Anti‑fouling Systems on Ships, or the “Anti‑fouling Convention.” The Anti‑fouling Convention, which entered into force on September 17, 2008, prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. Vessels of over 400 gross tons engaged in international voyages will also be required to undergo an initial survey before the vessel is put into service or before an International Anti‑fouling System Certificate is issued for the first time; and subsequent surveys when the anti‑fouling systems are altered or replaced. Vessels of 24 meters in length or more but less than 400 gross tonnage engaged in international voyages will have to carry a Declaration on Anti-fouling Systems signed by the owner or authorized agent. We have obtained Anti‑fouling System Certificates for all of our vessels that are subject to the Anti‑fouling Convention.
In November 2020, MEPC 75 approved draft amendments to the Anti-fouling Convention to prohibit anti-fouling systems containing cybutryne, which would apply to ships from January 1, 2023, or, for ships already bearing such an anti-fouling system, at the next scheduled renewal of the system after that date, but no later than 60 months following the last application to the ship of such a system. In addition, the IAFS Certificate has been updated to address compliance options for anti-fouling systems to address cybutryne. Ships which are affected by this ban on cybutryne must receive an updated IAFS Certificate no later than two years after the entry into force of these amendments. Ships which are not affected (i.e. with anti-fouling systems which do not contain cybutryne) must receive an updated IAFS Certificate at the next Anti-fouling application to the vessel. These amendments were formally adopted at MEPC 76 in June 2021 and entered into force on January 1, 2023.
Compliance Enforcement
Noncompliance with the ISM Code or other IMO regulations may subject the ship owner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The USCG and European Union authorities have indicated that vessels not in compliance with the ISM Code by applicable deadlines will be prohibited from trading in U.S. and European Union ports, respectively. As of the date of this registration statement, each of our vessels is ISM Code certified. However, there can be no assurance that such certificates will be maintained in the future. The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.
United States Regulations
ESG and sustainability considerations may adversely impact our operations and markets.
ESG and sustainability considerations may adversely impact our operations and markets. The European Union’s Corporate Sustainability Reporting Directive (“CSRD”) that became effective in January 2023 significantly expands mandatory sustainability reporting in accordance with European Sustainability Reporting Standards (“ESRS”). While CSRD rules are prescriptive for the types of data to be reported, the standards to quantify and qualify such data are still evolving and uncertain, and may impose increased costs on us related to complying with our reporting obligations and increase risks of noncompliance with ESRS and the CSRD. We are closely monitoring the rules and regulations related to CSRD and anticipate to be included in the CSRD’s scope beginning in 2027, with the initial reporting expected in 2028. Additionally, the Commission released its final rule on climate-related disclosures on March 6, 2024, requiring the disclosure of certain climate-related risks and financial impacts, as well as GHG emissions. On April 4, 2024, the Commission issued an order staying the climate disclosure rules following a number of petitions for review filed against the Commission which are now pending in consolidation before the U.S. Court of Appeals for the Eight Circuit.  Therefore, it is uncertain if and when such rules would take effect.

The U.S. Oil Pollution Act of 1990 and the Comprehensive Environmental Response, Compensation and Liability Act
The U.S. Oil Pollution Act of 1990 (“OPA”) established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all “owners and operators” whose vessels trade or operate within the U.S., its territories and possessions or whose vessels operate in U.S. waters, which includes the U.S.’s territorial sea and its 200-nautical mile exclusive economic zone around the U.S. The U.S. has also enacted the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), which applies to the discharge of hazardous substances other than oil, except in limited circumstances, whether on land or at sea. OPA and CERCLA both define “owner and operator” in the case of a vessel as any person owning, operating or chartering by demise, the vessel. Both OPA and CERCLA impact our operations.
Under OPA, vessel owners and operators are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels, including bunkers (fuel). OPA defines these other damages broadly to include:
(i)	injury to, destruction or loss of, or loss of use of, natural resources and related assessment costs;
(ii)	injury to, or economic losses resulting from, the destruction of real and personal property;
(iii)	loss of subsistence use of natural resources that are injured, destroyed or lost;
(iv)	net loss of taxes, royalties, rents, fees or net profit revenues resulting from injury, destruction or loss of real or personal property, or natural resources;
(v)	lost profits or impairment of earning capacity due to injury, destruction or loss of real or personal property or natural resources; and
(vi)
net cost of increased or additional public services necessitated by removal activities following a discharge of oil, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.

OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs. On December 23, 2022, the USCG issued a final rule to adjust the limitation of liability under the OPA. Effective March 23, 2023, the new adjusted limits of OPA liability for non-tank vessels, edible oil tank vessels, and any oil spill response vessels, amount to the greater of $1,300 per gross ton or $1,076,000 (previous limit was $1,200 per gross ton or $997,100). These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship) or a responsible party’s gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident as required by law where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.
CERCLA contains a similar liability regime whereby owners and operators of vessels are liable for cleanup, removal and remedial costs, as well as damages for injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing the same, and health assessments or health effects studies. There is no liability if the discharge of a hazardous substance results solely from the act or omission of a third party, an act of God or an act of war. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $500,000 for any other vessel. These limits do not apply (rendering the responsible person liable for the total cost of response and damages) if the release or threat of release of a hazardous substance resulted from willful misconduct or negligence, or the primary cause of the release was a violation of applicable safety, construction or operating standards or regulations. The limitation on liability also does not apply if the responsible person fails or refused to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA.

OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law. OPA and CERCLA both require owners and operators of vessels to establish and maintain with the USCG evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee. We comply and plan to comply going forward with the USCG’s financial responsibility regulations by providing applicable certificates of financial responsibility.
The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling and a pilot inspection program for offshore facilities. However, several of these initiatives and regulations have been or may be revised. For example, the U.S. Bureau of Safety and Environmental Enforcement’s (“BSEE”) revised Production Safety Systems Rule (“PSSR”), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR. Additionally, the BSEE amended the Well Control Rule, effective July 15, 2019, which rolled back certain reforms regarding the safety of drilling operations, and former U.S. President Trump had proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling. In January 2021, current U.S. President Biden signed an executive order temporarily blocking new leases for oil and gas drilling in federal waters. However, attorney generals from 13 states filed suit in March 2021 to lift the executive order, and in June 2021, a federal judge in Louisiana granted a preliminary injunction against the Biden administration, stating that the power to pause offshore oil and gas leases “lies solely with Congress.” In August 2022, a federal judge in Louisiana sided with Texas Attorney General Ken Paxton, along with the other 12 plaintiff states, by issuing a permanent injunction against the Biden Administration’s moratorium on oil and gas leasing on federal public lands and offshore waters. After being blocked by the courts, in September 2023, the Biden administration announced a scaled back offshore oil drilling plan, including just three oil lease sales in the Gulf of Mexico. With these rapid changes, compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could impact the cost of our operations and adversely affect our business.
OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA and some states have enacted legislation providing for unlimited liability for oil spills. Many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law. Moreover, some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters, although in some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining vessel owners’ responsibilities under these laws. We intend to comply with all applicable state regulations in the ports where the Company’s vessels call.
We currently maintain pollution liability coverage insurance in the amount of $1.0 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage, it could have an adverse effect on our business and results of operations.
Other United States Environmental Initiatives
The U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990) (“CAA”) requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. The CAA requires states to adopt State Implementation Plans, or “SIPs,” some of which regulate emissions resulting from vessel loading and unloading operations which may affect our vessels.
The U.S. Clean Water Act (“CWA”) prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. In 2015, the EPA expanded the definition of “waters of the United States” (“WOTUS”), thereby expanding federal authority under the CWA. Following litigation on the revised WOTUS rule, in December 2018, the EPA and Department of the Army proposed a revised, limited definition of WOTUS. In 2019 and 2020, the agencies repealed the prior WOTUS Rule and promulgated the Navigable Waters Protection Rule (“NWPR”) which significantly reduced the scope and oversight of EPA and the Department of the Army in traditionally non-navigable waterways. On August 30, 2021, a federal district court in Arizona vacated the NWPR and directed the agencies to replace the rule with the pre-2015 definition. In January 2023, the revised WOTUS rule was codified in place of the vacated NWPR. On May 25, 2023, the United States Supreme Court ruled in the case Sackett v. EPA that only wetlands and permanent bodies of water with a “continuous surface connection” to “traditional interstate navigable waters” are covered by the CWA, further narrowing the application of the WOTUS rule. In August 2023, the EPA and the Department of the Army issued the final WOTUS rule, effective on September 8, 2023, that largely reinstated the pre-2015 definition and applied the Sackett ruling.

The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. Waters. The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018 and replaces the 2013 Vessel General Permit (“VGP”) program (which authorizes discharges incidental to operations of commercial vessels and contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, stringent requirements for exhaust gas scrubbers, and requirements for the use of environmentally acceptable lubricants) and current Coast Guard ballast water management regulations adopted under the U.S. National Invasive Species Act (“NISA”), such as mid-ocean ballast exchange programs and installation of approved USCG technology for all vessels equipped with ballast water tanks bound for U.S. ports or entering U.S. waters. VIDA establishes a new framework for the regulation of vessel incidental discharges under Clean Water Act (CWA), requires the EPA to develop performance standards for those discharges within two years of enactment, and requires the U.S. Coast Guard to develop implementation, compliance, and enforcement regulations within two years of EPA’s promulgation of standards. Under VIDA, all provisions of the 2013 VGP and USCG regulations regarding ballast water treatment remain in force and effect until the EPA and U.S. Coast Guard regulations are finalized. Non-military, non-recreational vessels greater than 79 feet in length must continue to comply with the requirements of the VGP, including submission of a Notice of Intent (“NOI”) or retention of a PARI form and submission of annual reports. We have submitted NOIs for our vessels where required. Compliance with the EPA, U.S. Coast Guard and state regulations could require the installation of ballast water treatment equipment on our vessels or the implementation of other port facility disposal procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.
European Union Regulations
In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. The directive applies to all types of vessels, irrespective of their flag, but certain exceptions apply to warships or where human safety or that of the ship is in danger. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.
Regulation (EU) 2015/757 of the European Parliament and of the Council of 29 April 2015 (amending EU Directive 2009/16/EC) governs the monitoring, reporting and verification of carbon dioxide emissions from maritime transport, and, subject to some exclusions, requires companies with ships over 5,000 gross tonnage to monitor and report carbon dioxide emissions annually, which may cause us to incur additional expenses.
The European Union has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age and flag as well as the number of times the ship has been detained. The European Union also adopted and extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses. The regulation also provided the European Union with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply. Furthermore, the EU has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. The EU Directive 2005/33/EC (amending Directive 1999/32/EC) introduced requirements parallel to those in Annex VI relating to the sulfur content of marine fuels. In addition, the EU imposed a 0.1% maximum sulfur requirement for fuel used by ships at berth in the Baltic, the North Sea and the English Channel (the so called “SOx-Emission Control Area”). As of January 2020, EU member states must also ensure that ships in all EU waters, except the SOx-Emission Control Area, use fuels with a 0.5% maximum sulfur content.

On September 15, 2020, the European Parliament voted to include greenhouse gas emissions from the maritime sector in the European Union’s carbon market, the EU Emissions Trading System (“EU ETS”) as part of its “Fit-for-55” legislation to reduce net greenhouse gas emissions by at least 55% by 2030. This will require shipowners to buy permits to cover these emissions. On December 18, 2022, the Environmental Council and European Parliament agreed on a gradual introduction of obligations for shipping companies to surrender allowances equivalent to a portion of their carbon emissions: 40% for verified emissions from 2024, 70% for 2025 and 100% for 2026. Most large vessels will be included in the scope of the EU ETS from the start. Big offshore vessels of 5,000 gross tonnage and above will be included in the ‘MRV’ on the monitoring, reporting and verification of CO2 emissions from maritime transport regulation from 2025 and in the EU ETS from 2027. General cargo vessels and off-shore vessels between 400-5,000 gross tonnage will be included in the MRV regulation from 2025 and their inclusion in EU ETS will be reviewed in 2026. Furthermore, starting from January 1, 2026, the ETS regulations will expand to include emissions of two additional greenhouse gases: nitrous oxide and methane. Compliance with the Maritime EU ETS will result in additional compliance and administration costs to properly incorporate the provisions of the Directive into our business routines. Additionally, on July 25, 2023, the European Council of the European Union adopted the Maritime Fuel Regulation under the FuelEU Initiative of its “Fit-for-55” package which sets limitations on the acceptable yearly greenhouse gas intensity of the energy used by covered vessels.  Among other things, the Maritime Fuel Regulation requires that greenhouse gas emissions from covered vessels are reduced by 2% starting January 1, 2025, with additional reductions contemplated every five years (up to 80% from January 1, 2050).
Additional EU regulations which are part of the EU’s “Fit-for-55,” could also affect our financial position in terms of compliance and administration costs when they take effect.
International Labour Organization
The International Labour Organization (the “ILO”) is a specialized agency of the UN that has adopted the Maritime Labor Convention 2006 (“MLC 2006”). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance is required to ensure compliance with the MLC 2006 for all ships that are 500 gross tonnage or over and are either engaged in international voyages or flying the flag of a Member and operating from a port, or between ports, in another country. We believe that all our vessels are in substantial compliance with and are certified to meet MLC 2006.
Greenhouse Gas Regulation
Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020. International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships. The U.S. initially entered into the agreement, but on June 1, 2017, former U.S. President Trump announced that the United States intends to withdraw from the Paris Agreement, and the withdrawal became effective on November 4, 2020. On January 20, 2021, U.S. President Biden signed an executive order to rejoin the Paris Agreement, which the U.S. officially rejoined on February 19, 2021.

At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships. The initial strategy identifies “levels of ambition” to reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships through implementation of further phases of the EEDI for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely. The initial strategy notes that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieve the overall ambition. These regulations could cause us to incur additional substantial expenses. At MEPC 77, the Member States agreed to initiate the revision of the Initial IMO Strategy on Reduction of greenhouse gas (“GHG”) emissions from ships, recognizing the need to strengthen the ambition during the revision process. In July 2023, MEPC 80 adopted a revised strategy, which includes an enhanced common ambition to reach net-zero greenhouse gas emissions from international shipping around or close to 2050, a commitment to ensure an uptake of alternative zero and near-zero greenhouse gas fuels by 2030, as well as i) reducing the total annual greenhouse gas emissions from international shipping by at least 20%, striving for 30%, by 2030, compared to 2008; and ii) reducing the total annual greenhouse gas emissions from international shipping by at least 70%, striving for 80%, by 2040, compared to 2008. In March 2024, MEPC 81 further developed the goal-based marine fuel standard regulating the phased reduction of marine fuel’s GHG intensity as part of its mid-term measures.
The EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels by 2020. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol’s second period from 2013 to 2020. Starting in January 2018, large ships over 5,000 gross tonnage calling at EU ports are required to collect and publish data on carbon dioxide emissions and other information. Under the European Climate Law, the EU committed to reduce its net greenhouse gas emissions by at least 55% by 2030 through its “Fit-for-55” legislation package.  As further discussed herein, regulations relating to the inclusion of greenhouse gas emissions from the maritime sector in the European Union’s carbon market have entered into force, and additional regulations are forthcoming.
In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources and proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, former U.S. President Trump signed an executive order to review and possibly eliminate the EPA’s plan to cut greenhouse gas emissions, and in August 2019, the Administration announced plans to weaken regulations for methane emissions. On August 13, 2020, the EPA released rules rolling back standards to control methane and volatile organic compound emissions from new oil and gas facilities. However, U.S. President Biden recently directed the EPA to publish a proposed rule suspending, revising, or rescinding certain of these rules. On November 2, 2021, the EPA issued a proposed rule under the CAA designed to reduce methane emissions from oil and gas sources. The proposed rule would reduce 41 million tons of methane emissions between 2023 and 2035 and cut methane emissions in the oil and gas sector by approximately 74 percent compared to emissions from this sector in 2005. EPA issued a supplemental proposed rule in November 2022 to include additional methane reduction measures. On December 2, 2023, the Biden Administration announced the final rule that includes updated and strengthened standards for methane and other air pollutants from new, modified, and reconstructed sources, as well as Emissions Guidelines to assist states in developing plans to limit methane emissions from existing sources. These new regulations could potentially affect our operations.
Any passage of climate control legislation or other regulatory initiatives by the IMO, the EU, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol or Paris Agreement, that restricts emissions of greenhouse gases could require us to make significant financial expenditures which we cannot predict with certainty at this time. Even in the absence of climate control legislation, our business may be indirectly affected to the extent that climate change may result in sea level changes or certain weather events.

Vessel Security Regulations
Since the terrorist attacks of September 11, 2001 in the United States, there have been a variety of initiatives intended to enhance vessel security such as the U.S. Maritime Transportation Security Act of 2002 (“MTSA”). To implement certain portions of the MTSA, the USCG issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States and at certain ports and facilities, some of which are regulated by the EPA.
Similarly, Chapter XI-2 of the SOLAS Convention imposes detailed security obligations on vessels and port authorities and mandates compliance with the International Ship and Port Facility Security Code (“the ISPS Code”). The ISPS Code is designed to enhance the security of ports and ships against terrorism. To trade internationally, a vessel must attain an International Ship Security Certificate (“ISSC”) from a recognized security organization approved by the vessel’s flag state. Ships operating without a valid certificate may be detained, expelled from or refused entry at port until they obtain an ISSC. The various requirements, some of which are found in the SOLAS Convention, include, for example, on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship’s identity, position, course, speed and navigational status; on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore; the development of vessel security plans; ship identification number to be permanently marked on a vessel’s hull; a continuous synopsis record kept onboard showing a vessel’s history including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship’s identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and compliance with flag state security certification requirements.
The USCG regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid ISSC that attests to the vessel’s compliance with the SOLAS Convention security requirements and the ISPS Code. Future security measures could have a significant financial impact on us. We intend to comply with the various security measures addressed by MTSA, the SOLAS Convention and the ISPS Code.
The cost of vessel security measures has also been affected by the escalation in the frequency of acts of piracy against ships, notably off the coast of Somalia, including the Gulf of Aden and Arabian Sea area. Substantial loss of revenue and other costs may be incurred as a result of detention of a vessel or additional security measures, and the risk of uninsured losses could significantly affect our business. Costs are incurred in taking additional security measures in accordance with Best Management Practices to Deter Piracy, notably those contained in the BMP5 industry standard.
Inspection by Classification Societies
The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Most insurance underwriters make it a condition for insurance coverage and lending that a vessel be certified “in class” by a classification society which is a member of the International Association of Classification Societies, the IACS. The IACS has adopted harmonized Common Structural Rules, or “the Rules,” which apply to oil tankers and bulk carriers contracted for construction on or after July 1, 2015.  The Rules attempt to create a level of consistency between IACS Societies. All of our vessels are certified as being “in class” by all the applicable Classification Societies (e.g., Bureau Veritas, Det Norske Veritas, Nippon Kaiji Kyokai).
A vessel must undergo annual surveys, intermediate surveys, drydockings and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Every vessel is also required to have its underwater parts inspected by class every 30 to 36 months, but for vessels subject to enhanced survey requirements and above 15 years of age, its underwater parts must be inspected in dry-dock. If any vessel does not maintain its class and/or fails any annual survey, intermediate survey, drydocking or special survey, the vessel will be unable to carry cargo between ports and will be unemployable and uninsurable which could cause us to be in violation of certain covenants in our loan agreements. Any such inability to carry cargo or be employed, or any such violation of covenants, could have a material adverse impact on our financial condition and results of operations.

The following table lists the upcoming intermediate or special survey for the vessels in our current fleet. Special surveys typically require drydocking of the vessels while intermediate surveys may not, depending on the age of the vessel and its condition. The intermediate surveys listed in the table below will not require drydocking of the vessels, unless otherwise specified below.
Vessel	Next	Type
AEGEAN EXPRESS	September 2025	Intermediate Survey (In water)
DIAMANTIS P	October 2026	Intermediate Survey (Drydocking)
JOANNA	June 2027	Intermediate Survey (In water)

Risk of Loss and Liability Insurance
General
The operation of any cargo vessel includes risks such as mechanical failure, physical damage, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, piracy incidents, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon shipowners, operators and bareboat charterers of any vessel trading in the exclusive economic zone of the United States for certain oil pollution accidents in the United States, has made liability insurance more expensive for shipowners and operators trading in the United States market. We carry insurance coverage as customary in the shipping industry. However, not all risks can be insured, specific claims may be rejected, and we might not be always able to obtain adequate insurance coverage at reasonable rates.
Hull and Machinery Insurance
We procure hull and machinery insurance, protection and indemnity insurance, which includes environmental damage and pollution insurance and war risk insurance and freight, demurrage and defense insurance for our fleet. We generally maintain insurance against loss of hire (for certain charters for which we consider it appropriate), which covers business interruptions that result in the loss of use of a vessel.
Protection and Indemnity Insurance
Protection and indemnity insurance is provided by mutual protection and indemnity associations, or “P&I Associations,” and covers our third-party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or “clubs.”
Our current protection and indemnity insurance coverage for pollution is $1.0 billion per vessel per incident. The 12 P&I Associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. The International Group’s website states that the Pool provides a mechanism for sharing all claims in excess of $10 million up to, currently, approximately $8.9 billion. As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations and members of the shipping pool of P&I Associations comprising the International Group.

C. Organizational structure
Euroholdings Ltd. will be the sole owner of all of the issued and outstanding shares of the subsidiaries listed in Note 1 of our combined carve-out financial statements under “Item 18. Financial Statements” and in Exhibit 8.1 to this registration statement.
D. Property, plants and equipment
We do not own any real estate property. As part of the management services provided by Eurobulk during the period in which we have conducted business to date, we have shared, at no additional cost, offices with Eurobulk. We do not have current plans to lease or purchase office space, although we may do so in the future.
Our interests in our vessels are owned through our wholly-owned vessel owning subsidiaries and these are our only material properties. Please refer to Note 1, “Basis of Presentation and General Information”, of the attached Financial Statements for a listing of our vessel owning subsidiaries. All of our vessels are currently unencumbered.
Item 4A.	Unresolved Staff Comments
None.
Item 5.	Operating and Financial Review and Prospects
The following management’s discussion and analysis should be read in conjunction with our historical combined carve-out financial statements and their notes included elsewhere in this registration statement. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section entitled “Risk Factors” and elsewhere in this registration statement.
Lack of Historical Operating Data for Vessels before Their Acquisition
Vessels are generally acquired free of charter.  Where a vessel has been under a voyage charter or a short-term time charter, the vessel is usually delivered to the buyer free of charter. Where a vessel is under a medium to longer-term time charter when being sold and the buyer wishes to assume that charter, the vessel cannot be acquired without the charterer’s consent and the buyer entering into a separate direct agreement (called a “novation agreement”) with the charterer to assume the charter. The purchase of a vessel itself does not transfer the charter because it is a separate service agreement between the vessel owner and the charterer.
We value any asset or liability arising from the market value of any time charter assumed when a vessel is acquired. Where vessel is acquired with existing time charter, we determine the present value of the difference between: (i) the contractual charter rate and (ii) the market rate for a charter of equivalent duration prevailing at the time the vessel is delivered. The discount rate used is the Company’s Weighted Average Cost of Capital (WACC). The cost of the acquisition is allocated to the vessel and the in-place time charter attached on the basis of their relative fair values. The capitalized above-market (asset) charter is amortized as a reduction to time charter revenue over the remaining term of the assumed time charter.

To the extent that we purchase a vessel and assume or renegotiate a related time charter, among others, we will be required to take the following steps before the vessel will be ready to commence operations:
•	obtain the charterer’s consent to us as the new owner;
•	obtain the charterer’s consent to a new technical manager;
•	in some cases, obtain the charterer’s consent to a new flag for the vessel;
•	arrange for a new crew for the vessel, and where the vessel is on charter, in some cases, the crew must be approved by the charterer;
•	replace all hired equipment on board, such as gas cylinders and communication equipment;
•	negotiate and enter into new insurance contracts for the vessel through our own insurance brokers;
•	register the vessel under a flag state and perform the related inspections in order to obtain new trading certificates from the flag state;
•	implement a new planned maintenance program for the vessel; and
•	ensure that the new technical manager obtains new certificates for compliance with the safety and vessel security regulations of the flag state.
When we charter a vessel pursuant to a long-term time charter agreement with varying rates, we recognize revenue on a straight line basis, equal to the average revenue during the term of the charter.
The following discussion is intended to help you understand how acquisitions of vessels affect our business and results of operations.
Our business is mainly comprised of the following elements:
•	employment and operation of our vessels; and
•	management of the financial, general and administrative elements involved in the conduct of our business and ownership of our vessels.
The employment and operation of our vessels mainly require the following components:
•	vessel maintenance and repair;
•	crew selection and training;
•	vessel spares and stores supply;
•	contingency response planning;
•	onboard safety procedures auditing;
•	accounting;
•	vessel insurance arrangement;
•	vessel chartering;
•	vessel security training and security response plans (ISPS);
•	obtaining of ISM certification and audit for each vessel within the six months of taking over a vessel;
•	vessel hiring management;
•	vessel surveying; and
•	vessel performance monitoring.

The management of financial, general and administrative elements involved in the conduct of our business and ownership of our vessels mainly requires the following components:
•	management of our financial resources, including banking relationships, i.e., administration of bank loans that we may enter into in the future and bank accounts;
•	management of our accounting system and records and financial reporting;
•	administration of the legal and regulatory requirements affecting our business and assets; and
•	management of the relationships with our service providers and customers.
The principal factors that affect our profitability, cash flows and shareholders’ return on investment include:
•	rates and periods of charter hire;
•	levels of vessel operating expenses;
•	depreciation expenses;
•	financing costs; and
•	fluctuations in foreign exchange rates.
A. Operating results
We charter our vessels to customers pursuant to short- to medium-term time charters (up to 12 months), although we may also charter our vessels under certain market conditions for longer than a year time charters.  We carefully evaluate the length and rate of the time charter contract at the time of fixing or renewing a contract considering market conditions, trends and expectations.
Factors Affecting Our Results of Operations
We believe that the important measures for analysing trends in the results of our operations consist of the following:
Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession including off-hire days associated with major repairs, drydockings or special or intermediate surveys or days of vessels in lay-up. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.
Available days. We define available days as the total number of Calendar days in a period net of off-hire days associated with scheduled repairs, drydockings or special or intermediate surveys, or days of vessels in lay-up. The shipping industry uses available days to measure the number of days in a period during which vessels were available to generate revenues.
Voyage days. We define voyage days as the total number of Available days in a period net of off-hire days associated with unscheduled repairs or days waiting to find employment but including days our vessels were sailing for repositioning. The shipping industry uses voyage days to measure the number of days in a period during which vessels actually generate revenues or are sailing for repositioning purposes. Our definition of voyage days may not be comparable to that used by other companies in the shipping industry.

Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire either waiting to find employment, or commercial off-hire, or for reasons such as unscheduled repairs or other off-hire time related to the operation of the vessels, or operational off-hire. We distinguish our fleet utilization into commercial and operational. We calculate our commercial fleet utilization by dividing our available days net of commercial off-hire days during a period by our available days during that period. We calculate our operational fleet utilization by dividing our available days net of operational off-hire days during a period by our available days during that period.
Spot Charter Rates. We calculate spot charter rates on contracts made in the spot market for the use of a vessel for a specific voyage (“voyage charter”) to transport a specified agreed upon cargo at a specified freight rate per ton or occasionally a lump sum amount. Under a voyage charter agreement, the charter party generally commits to a minimum amount of cargo and the charterer is liable for any short loading of cargo or “dead” freight. Spot charter rates are volatile and fluctuate on a seasonal and year to year basis. The fluctuations are caused by imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes.
Time Charter Equivalent (“TCE”). A standard maritime industry performance measure used to evaluate performance is the daily TCE. Daily TCE revenues are time charter revenues and voyage charter revenues, gross of commissions, minus voyage expenses divided by the number of voyage days during the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by a charterer under a time charter whereas under spot market voyage charters, we pay such voyage expenses. We believe that the daily TCE neutralizes the variability created by unique costs associated with particular voyages or the employment of containerships on time charter or on the spot market (containerships are, generally, chartered on a time charter basis) and provides additional meaningful information in conjunction with time charter revenue generated by our vessels. Our definition of TCE may not be comparable to that used by other companies in the shipping industry. See also below in this Item.
Items that impact our financial performance and General Information
We use the following measures to describe our financial performance:
Time charter revenue. Our charter revenues are driven primarily by the number of vessels in our fleet, the number of voyage days during which our vessels generate revenues and the amount of daily charter revenue that our vessels earn under charters, which, in turn, are affected by a number of factors, including our decisions relating to vessel acquisitions and disposals, the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in drydock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels, levels of supply and demand in the transportation market, the number of vessels on time charters, voyage charters and in pools and other factors affecting charter rates in the containership market.
Commissions. We pay commissions on all chartering arrangements of 1.25% to Eurochart, a company affiliated with our CEO, plus additional commission of usually up to 1.25% to other brokers involved in the transaction, plus address commission of usually up to 3.75% deducted from charter hire. These additional commissions, as well as changes to charter rates will cause our commission expenses to fluctuate from period to period. Eurochart also receives a fee equal to 1% of the vessel sales price calculated as stated in the relevant memorandum of agreement for any vessel sold by it on our behalf. Eurochart also receives a commission of 1% of the vessel purchase price for acquisitions the Company makes using Eurochart’s services, which is paid by the seller or the buyer of the vessel, depending on the terms stated in the relevant memorandum of agreement.
Voyage expenses. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage which would otherwise be paid by the charterer under a time charter contract or paid by the Company when the vessel is off hire. Under time charters, the charterer pays voyage expenses whereas under spot market voyage charters, we pay such expenses. The amounts of such voyage expenses are driven by the mix of charters undertaken during the period. Voyage expenses are also incurred, when our vessels are idle or are sailing for repositioning purposes or for drydocking, which we pay.

Vessel operating expenses. Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses. Our vessel operating expenses, which generally represent fixed costs, have historically changed in line with the size of our fleet. Other factors beyond our control, some of which may affect the shipping industry in general (including, for instance, developments relating to market prices for insurance or inflationary increases) may also cause these expenses to increase.
Related party management fees. These are the fees that we pay to our affiliated ship manager (Eurobulk) under our management agreements for the technical and commercial management that Eurobulk performs on our behalf.
Vessel depreciation. We depreciate our vessels on a straight-line basis with reference to the cost of the vessel, age and scrap value as estimated at the date of acquisition. Depreciation is calculated over the remaining useful life of the vessel. Remaining useful lives of property are periodically reviewed and revised to recognize changes in conditions, new regulations or other reasons. Revisions of estimated lives are recognized over current and future periods.
Dry-docking expenses. Dry-docking expenses relate to regularly scheduled intermediate survey or special survey necessary to preserve the quality of our vessels as well as to comply with international shipping standards and environmental laws and regulations. Our vessels are required to be drydocked approximately every 30 to 60 months for major repairs and maintenance that cannot be performed while the vessels are trading. Dry-docking expenses are accounted for using the direct expense method as this method eliminates the significant amount of time and subjectivity to determine which costs and activities related to drydocking and special survey should be deferred.
General and administrative expenses. We incur expenses consisting mainly of executive compensation, share based compensation, professional fees, directors’ liability insurance and reimbursement of our directors’ and officers’ travel-related expenses. We acquire executive services of our chief executive officer, chief financial officer, chief administrative officer, investor relations officer, internal auditor and corporate secretary, through Eurobulk as part of our Master Management Agreement.
Impairment loss. When indicators of impairment are present for the Company’s vessels and the undiscounted cash flows estimated to be generated by those vessels are less than their carrying value, the carrying value is reduced to its estimated fair value and the difference is recorded under “Impairment loss” in the income statement.
Other operating income.  Other operating income includes gain/loss from all other operating activities which are not related to the principal activities of the Company, such as gain/loss from insurance claims.
Interest and other financing costs. We traditionally finance vessel acquisitions partly with loan facilities on which we incur interest expense. The interest rate we pay will generally be linked to SOFR, although from time to time we may utilize fixed rate loans or could use interest rate swaps to eliminate our interest rate exposure. Interest due is expensed in the period incurred. We also incur financing costs in connection with establishing those facilities, which are presented as a direct deduction from the carrying amount of the relevant debt liability and amortize them to interest and other financing costs over the term of the underlying obligation using the effective interest method; the un-amortized portion is written-off if the loan is prepaid early.
(Loss) / gain on derivatives, net. From time to time, we may enter into interest rate swap transactions to manage interest costs and risk associated with changing interest rates with respect to our variable interest loans. Interest rate swaps are recorded in the balance sheet as either assets or liabilities, measured at their fair value (Level 2) with changes in such fair value recognized in earnings under (Loss) / gain on derivatives, net, unless specific hedge accounting criteria are met.
In evaluating our financial condition, we focus on the above measures to assess our historical operating performance and we use future estimates of the same measures to assess our future financial performance. In addition, we use the amount of cash at our disposal and our total indebtedness to assess our short-term liquidity needs and our ability to finance additional acquisitions with available resources (see also discussion under “Capital Expenditures” below). In assessing the future performance of our present fleet, the greatest uncertainty relates to the spot market performance which affects those of our vessels that are not employed under fixed time charter contracts as well as the level of the new charter rates for the charters that are to expire. Decisions about the acquisition of additional vessels or possible sales of existing vessels are based on financial and operational evaluation of such action and depend on the overall state of the containership vessel market, the availability of purchase candidates, available employment, anticipated drydocking cost and our general assessment of economic prospects for the sectors in which we operate.

Results of Operations of Euroholdings Ltd. Predecessor
The following table sets forth a summary of our combined carve-out results of operations for the years ended December 31, 2022 and 2023 and for the six-month periods ended June 30, 2023 and 2024. This information should be read together with our audited combined carve-out financial statements and related notes included elsewhere in this registration statement.
	2022	2023	June 30, 2023	June 30, 2024
Revenues
Time charter revenue	25,863,714	17,458,102	8,185,274	8,320,061
Commissions	(1,383,464)	(961,530)	(478,333)	(457,105)
Net revenue	24,480,250	16,496,572	7,706,941	7,862,956
Operating expenses / (income)
Voyage expenses	312,228	253,264	115,363	158,323
Vessel operating expenses	6,136,353	6,492,939	3,337,839	3,026,067
Vessel depreciation	1,347,216	1,465,858	795,940	16,019
Dry-docking expenses	793,571	888,266	702,730	-
Related party management fees	842,718	927,573	458,130	481,542
General and administrative expenses	797,544	780,439	395,270	348,957
Other operating income	-	(2,271,816)	(990,240)	-
Total operating expenses	10,229,630	8,536,523	4,815,032	4,030,908
Operating income	14,250,620	7,960,049	2,891,909	3,832,048
Other income/(expenses)
Interest and other financing costs	(234,326)	(224,874	(115,558)	(65,989)
Foreign exchange gain / (loss)	8,230	(2,681)	(6,270)	4,122)
Other expenses, net	(226,096	(227,555	(121,828)	(61,867)
Net income	14,024,524	7,732,494	2,770,081	3,770,181

Other Information
Fleet Data (1)	2022	2023	June 30, 2023	June 30, 2024
Average number of vessels	3	3	3	3
Calendar days	1,095	1,095	543	546
Available days	1,044	1,091	543	546
Voyage days	1,015	1,025	477	541
Utilization Rate (percent)	97.2%	94.0%	87.8%	99.1%
		(In U.S. Dollars per day per vessel)
Average TCE rate (2)	25,174	16,785	16,918	15,086
Vessel Operating Expenses	5,604	5,930	6,147	5,542
Management Fees	770	847	844	882
G&A Expenses	728	713	728	639
Total Operating Expenses excluding drydocking expenses (3)	7,102	7,490	7,719	7,063
Drydocking expenses	725	811	1,294	-

(1)	For the definition of calendar days, available days, voyage days and utilization rate, see above in this Item.
(2)
Time charter equivalent rate, or TCE rate, is a measure of the average daily net revenue performance of our vessels and is determined by dividing time charter revenue and voyage charter revenue, if any, gross of commissions, less voyage expenses or time charter equivalent revenue, or TCE revenues, by the number of voyage days during the relevant time period. TCE revenues, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with time charter revenue and voyage charter revenue, the most directly comparable U.S. GAAP measure, because it assists the Company’s management in making decisions regarding the deployment and use of its vessels and because the Company believes that it provides useful information to investors regarding the Company’s financial performance. TCE revenues and TCE rate are also standard shipping industry performance measures used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters, pool agreements and bareboat charters) under which the vessels may be employed between the periods (see also above in this Item). Our definition of TCE revenues and TCE rate may not be comparable to that used by other companies in the shipping industry.

(3)
We calculate daily total operating expenses excluding drydocking expenses by dividing total operating expenses excluding drydocking expenses for the relevant period by ownership days for such period. We calculate total vessel operating expenses as the sum of vessel operating expenses, related party management fees and general and administrative expenses. This measure assists our management and investors by increasing the comparability of our performance from period to period. Drydocking expenses include costs of shipyard, paints and agent expenses, which costs may vary from period to period.

The following table reflects the reconciliation of TCE revenues to time charter revenue, as reflected in the combined carve-out income statements (see discussion above) and our calculation of TCE rates for the periods presented.
	Year Ended December 31,		Six month period ended June 30,
	2022	2023	2023	2024
(In U.S. dollars, except for voyage days and TCE rates which are expressed in U.S. dollars per day)
Time charter revenue	25,863,714	17,458,102	8,185,274	8,320,061

Voyage Expenses	(312,228)	(253,264)	(115,363)	(158,323)
Time Charter Equivalent or TCE Revenues	25,551,486	17,204,838	8,069,911	8,161,738
Voyage days	1,015	1,025	477	541
Average TCE Rate	25,174	16,785	16,918	15,086

Year ended December 31, 2023 compared to the year ended December 31, 2022
Time charter revenue. Time charter revenue for 2023 amounted to $17.46 million, decreasing by 32.5% compared to $25.86 million for the year ended December 31, 2022. We operated three vessels both in 2023 and 2022. The main reason for the decrease of revenues during 2023 related to our vessel, “M/V Aegean Express”, which, while it was drydocked and being repaired during January 2023, had its three-year charter at a gross rate of $41,000 per day which had commenced on March 31, 2022, repudiated by the charterer with the vessel being able to secure replacement charters at a gross rate of $13,000 per day until August 2023, $9,000 per day until November 2023 and $7,000 per day thereafter as market rates had decreased in 2023. The charterer repudiated the charter claiming extended vessel off-hire time due to the vessel’s scheduled dry-docking and repairs required as a result of a grounding accident. At the time of the repudiation, the market rate for a similar vessel was significantly lower than the rate of its charter contract. The Company has filed counter claims for this repudiation but does not expect to be able to recoup any additional amounts from the charterer. Proceeds from loss-of-hire insurance claims are presented under “Other operating income” (see below).
Commissions. We paid a total of $0.96 million in charter commissions for the year ended December 31, 2023, representing 5.5% of charter revenues. This represents a slight increase over the year ended December 31, 2022, when commissions paid were $1.38 million, representing 5.4% of charter revenues.
Voyage expenses. For the year ended December 31, 2023, voyage expenses amounted to $0.25 million and related to expenses for repositioning voyages between time charter contracts and owners’ expenses at certain ports. Voyage expenses for the year 2022 were $0.31 million, slightly increased compared to 2023, due to increased owners’ expenses at certain ports. Our vessels are generally chartered under time charter contracts. Voyage expenses are dependent on the number of voyage charters, if any, the cost of fuel, port costs and canal tolls and the number of days our vessels sailed without a charter.
Vessel operating expenses. Vessel operating expenses were $6.49 million in 2023 compared to $6.14 million in 2022. In both 2023 and 2022, we operated an average of 3 vessels. Further, daily vessel operating expenses per vessel amounted to $5,930 per day in 2023 versus $5,604 per day in 2022, an increase of 5.8% mainly due to the increase in crewing costs and inflationary increases, resulting in higher prices being paid for all the categories of vessel supplies.
Related party management fees. These are part of the fees we pay to Eurobulk under our Master Management Agreement. During 2023, Eurobulk charged us 775 Euros per day per vessel totaling $0.93 million for the year, or $847 per day per vessel. During 2022, Eurobulk charged us 720 Euros per day per vessel totaling $0.84 million for the year, or $770 per day per vessel. The increase in related party management fees is mainly attributable to the increase in daily vessel management fee due to inflation.
General and administrative expenses. These expenses represent an allocation of the expenses incurred by Euroseas based on the number of calendar days of Euroholdings’ vessels compared to the number of calendar days of the total Euroseas fleet. These expenses consist mainly of executive compensation, professional fees, directors’ liability insurance and other miscellaneous corporate expenses. In 2023, we had a total of $0.78 million of general and administrative expenses as compared to $0.80 million in 2022.

Dry-docking expenses. These are expenses we pay for our vessels to complete a drydocking as part of an intermediate or special survey or, in some cases, an in-water survey in lieu of a drydocking. In 2023, one vessel completed an in-water survey in lieu of a drydock and one vessel completed its special survey, which commenced in 2022 for a total cost of $0.89 million. In 2022, one vessel commenced its special survey with drydock and one vessel completed its intermediate survey in water for a total cost of $0.79 million.
Vessel depreciation. Vessel depreciation for 2023 was $1.47 million, compared to $1.35 million for 2022. The increased amount in 2023 is due to capitalized vessel improvements.
Other operating income. Other operating income for the year ended December 31, 2023, amounted to $2.27 million as compared to no other operating income in 2022. The operating income for the year 2023 relates to loss of hire insurance for one of our vessels, M/V “Aegean Express”. The vessel suffered a grounding incident en-route to its scheduled drydocking which resulted in additional off-hire time due to the required repairs.  The Company made a claim for a loss of hire with its insurance carrier, which the insurance carrier approved. After payment of fees and commissions, the amount recovered was $2.27 million corresponding to 60 days of loss of hire coverage after a deductible of period of 14 days at the charter rate of $41,000 per day less commissions and other expenses. This payment is presented under “Other operating income” in the combined carve‐out income statements for the year ended December 31, 2023.
Interest and other financing costs. Interest expense and other financing costs for the year 2023 amounted to $0.22 million. Comparatively, during the same period in 2022, interest and other financing costs amounted to $0.23 million.
Net income. As a result of the above, net income for the year ended December 31, 2023 was $7.73 million, as compared to a net income of $14.02 million for the year ended December 31, 2022.
Six months ended June 30, 2024 compared to the six months ended June 30, 2023
Time charter revenue. Time charter revenue for the six-month period ended June 30, 2024 amounted to $8.32 million, increasing by 1.6% compared to $8.19 million for the six-month period ended June 30, 2023. We operated three vessels both in the six-month periods ended June 30, 2024 and 2023. This increase was the result of a larger number of voyage days during the six-month period ended June 30, 2024 (days that our vessels actually generated revenues) as compared to the same period in 2023 offset by the lower charter rate our vessels earned. Specifically, during the first six months of 2024 we had 541 voyage days with our vessels earning an average TCE rate of $15,086 per day per vessel, compared to 477 voyage days for the same period of 2023 earning on average $16,918 per day per vessel (see calculation in the table above). An average of 3.0 vessels operated in the six months of 2024 and 2023, for a total of 546 and 543 days, respectively. Our voyage days, reflecting the number of days our fleet earned revenue, increased by 13.5% to 541.1 days in the first six months of 2024 from 476.7 days in the same period in 2023. During the first six months of 2024, we had no scheduled off-hire days, 3.7 commercial off-hire days and 1.3 operational off-hire days compared to no scheduled off-hire days, 28.9 commercial off-hire and 37.5 operational off-hire days in the first six months of 2023.
Commissions. We paid a total of $0.46 million in charter commissions for the six months ended June 30, 2024, representing 5.5% of charter revenues. This represents a slight decrease over the six months ended June 30, 2023, when commissions paid were $0.48 million, representing 5.8% of charter revenues.
Voyage expenses. Voyage expenses for the six-month period ended June 30, 2024 amounted to $0.16 million compared to $0.12 million for the same period in 2023. Voyage expenses for both periods related to expenses for repositioning voyages between time charter contracts and owners’ expenses at certain ports. Voyage expenses are dependent on the number of voyage charters, if any, the cost of fuel, port costs and canal tolls and the number of days our vessels sailed without a charter.
Vessel operating expenses. Vessel operating expenses were $3.03 million in the six month period ended June 30, 2024 compared to $3.34 million in the same period in 2023. In both six months period ended June 30, 2024 and 2023, we operated an average of 3 vessels. Further, daily vessel operating expenses per vessel amounted to $5,542 per day in 2024 versus $6,147 per day in 2023, a decrease of 9.8% mainly because of increased costs for spare parts in the first six months of 2023, due to certain mechanical damages incurred onboard our vessels.

Related party management fees. These are part of the fees we pay to Eurobulk under our Master Management Agreement. During the first six months of 2024, Eurobulk charged us 810 Euros per day per vessel totaling $0.48 million for the period, or $882 per day per vessel. During the same period in 2023, Eurobulk charged us 775 Euros per day per vessel totaling $0.46 million for the period, or $844 per day per vessel. The increase in related party management fees is mainly attributable to the increase in daily vessel management fee due to inflation, which increased from 775 Euros to 810 Euros, effective from January 1, 2024.
General and administrative expenses. These expenses represent an allocation of the expenses incurred by Euroseas based on the number of calendar days of Euroholdings’ vessels compared to the number of calendar days of the total Euroseas fleet. These expenses consist mainly of executive compensation, professional fees, directors’ liability insurance and other miscellaneous corporate expenses. In the first six months of 2024, we incurred a total of $0.35 million of general and administrative expenses, compared to $0.40 million for the same period of 2023.
Dry-docking expenses. These are expenses we pay for our vessels to complete a drydocking as part of an intermediate or special survey or, in some cases, an in-water survey in lieu of a drydocking. In the first six months of 2024, there were no drydockings, whereas in the same period of 2023, one vessel completed its special survey with drydock for a total cost of $0.65 million, with an additional amount of $0.05 million accounted for the completion of the in-water survey of one of our vessels.
Vessel depreciation. Vessel depreciation for the six-month period ended June 30, 2024 was $0.02 million, compared to $0.80 million for the same period of 2023 due to the fact that two of the three vessels of the Company were fully depreciated during 2023 while the last one was fully depreciated in the six-month period ended June 30, 2024.
Other operating income. During the six-month period ended June 30, 2024, we had no other operating income. Other operating income for the six-month period ended June 30, 2023 amounted to $0.99 million, relating to loss of hire insurance for one of our vessels, M/V “Aegean Express”.
Interest and other financing costs. Interest expense and other financing costs for the six-month period ended June 30, 2024 amounted to $0.07 million compared to $0.12 million for the same period of 2023, as our bank debt was fully repaid on March 7, 2024.
Net income. As a result of the above, net income for the six-month period ended June 30, 2024 was $3.77 million, as compared to a net income of $2.77 million for the six-month period ended June 30, 2023.
Inflation
In addition to the increase in management fees discussed above, inflation affects our operating expenses as well as our administrative expenses. In the event that global inflationary pressures increase, these pressures would have an even greater influence on our operating, voyage and administrative expenses.

Implications of Being an Emerging Growth Company
We had less than $1.235 billion in revenue during our last fiscal year, which means that we qualify as an “emerging growth company” as defined in the JOBS Act. An emerging growth company may take advantage or specified reduced reporting and other burdens that are otherwise applicable generally to public companies.
These provisions include:
•	exemption from the auditor attestation requirement in the assessment of the emerging growth company’s internal controls over financial reporting under Section 404(b) of Sarbanes-Oxley;
•	exemption from new or revised financial accounting standards applicable to public companies until such standards are also applicable to private companies; and
•
exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and financial statements.

We may take advantage of these provisions until the end of the fiscal year following the fifth anniversary of our initial public offering or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company if, among other things, we have more than $1.235 billion in “total annual gross revenues” during the most recently completed fiscal year. We may choose to take advantage of some, but not all, of these reduced burdens. For as long as we take advantage of the reduced reporting obligations, the information that we provide shareholders may be different from information provided by other public companies.
B. Liquidity and Capital Resources
Historically, our sources of funds have been equity provided by our shareholders, operating cash flows and long-term borrowings. Our principal use of funds has been to maintain the quality of our vessels during operations and the periodically required drydockings, comply with international shipping standards and environmental laws and regulations, fund working capital requirements and, if necessary, fund operating cash flows, make principal repayments on outstanding loan facilities, and pay dividends to our Parent.
Our short-term liquidity requirements include paying operating expenses, funding working capital requirements, interest and principal payments on outstanding debt and maintaining cash reserves to strengthen our position against adverse fluctuations in operating cash flows. Our primary sources of short-term liquidity are cash generated from operating activities, available cash balances and portions from debt and equity financings.
Our long-term liquidity requirements are funding future vessel acquisitions. Sources of funding for our long-term liquidity requirements include cash flows from operations, bank borrowings, issuance of debt and equity securities, and vessel sales.
Our total cash and cash equivalents as of December 31, 2023 were $0.49 million, a decrease of $0.34 million from $0.83 million at December 31, 2022. As of June 30, 2024 our total cash and cash equivalents were $0.09 million, a decrease of $0.40 million from December 31, 2023. We hold cash and cash equivalents primarily in U.S. Dollars, with a minor balance held in Euros. We conduct our funding and treasury activities based on corporate policies designed to minimize borrowing costs and maximize investment returns while maintaining the safety of the funds and appropriate levels of liquidity for our purposes.
We may use interest rate swaps to manage interest costs and the risks associated with changing interest rates of some of our loans. Please refer to “Item 11 – Quantitative and Qualitative Disclosures about Market Risk.”
We expect to rely on cash available, funds generated from operating cash flows, funds from our shareholders, equity offerings, and long-term borrowings to meet our liquidity needs going forward and to finance our capital expenditures and working capital needs in 2024 and beyond. As of June 30, 2024, all long-term borrowings had been repaid in full.

Cash Flows
As of December 31, 2023, we had a working capital surplus of $0.90 million. For the year ended December 31, 2023, we reported a net income of $7.73 million and generated net cash from operating activities of $0.02 million. Our cash balance amounted to $0.49 million as of December 31, 2023.  As of June 30, 2024, we had a working capital of $0.72 million. For the six month period June 30, 2024, we reported a net income of  $3.77 million and generated cash from operating activities of $4.28 million. Our cash balance amounted to $0.09 million as of June 30, 2024. We intend to fund our working capital requirements via cash on hand and cash flows from operations.
We believe we will have adequate funding through the sources described above and, accordingly, we believe we have the ability to continue as a going concern and finance our obligations as they come due over the next twelve months following the date of the issuance of our financial statements. Consequently, our combined carve-out financial statements have been prepared on a going concern basis which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.
Year ended December 31, 2023 compared to year ended December 31, 2022
Net cash from operating activities.
Our net surplus from cash flows provided by operating activities for 2023 was $9.30 million as compared to a surplus of $14.08 million in 2022.
The major driver of the change of cash flows from operating activities for the year ended December 31, 2023 compared to the year ended December 31, 2022, was the significant decrease in revenues contributed by our vessel, “M/V Aegean Express”, as a result of the repudiation of its charter contract while the vessel was undergoing drydocking and additional repairs due to a grounding. The replacement charters we entered during 2023 were at significantly lower rates due to the then prevailing market rates at that time.
Net cash from investing activities.
Net cash flows used in investing activities were $0.56 million for the year ended December 31, 2023 compared to $0.20 million used in investing activities for the year ended December 31, 2022. The increase in cash outflows of $0.36 million from 2022 used in investing activities is mainly attributable to the increase in cash paid for vessel improvements.
Net cash from financing activities.
Net cash flows used in financing activities included repayments of long-term bank loans and net transfers to Parent. There were $0.70 million repayments of long-term bank loans for the year ended December 31, 2023, compared to $3.08 million for the year ended December 31, 2022 with the decrease of $2.38 million attributed to the repayment of “M/V Diamantis” loan in 2022. Net transfers to Parent amounted to $8.37 million in 2023 as compared to $11.74 million in 2022 for total funds used in financing activities of $9.07 million during 2023 as compared to total funds used in financing activities in 2022 of $14.83 million.
Six months ended June 30, 2024 compared to six months ended June 30, 2023
Net cash from operating activities.
Our net surplus from cash flows provided by operating activities for the six months ended June 30, 2024 was $4.28 million as compared to a surplus of $1.05 million in the six-months ended June 30, 2023.
The major driver of the change of cash flows from operating activities for the six months ended June 30, 2024 compared to the period ended June 30, 2023 was the increase in time charter revenue due to the increase in the voyage days of our vessels in the first six months of 2024 as compared to the same period of 2023 and the increase of $3.0 million  between the two periods in the working capital of the Company due to the collection of amounts claimed for “M/V Aegean Express” hull and maintenance as well as loss of hire insurance claims.

Net cash from investing activities.
Net cash flows used in investing activities were $0.13 million for the six-month period ended June 30, 2024 compared to $0.21 million used in investing activities for the same period of 2023. The decrease in cash outflows of $0.08 million from 2023 used in investing activities is mainly attributable to the decrease in cash paid for vessel improvements in 2024 as compared to 2023.
Net cash from financing activities.
Net cash flows used in financing activities included repayments of long-term bank loans and net transfers to Parent. There were $1.93 million repayments of long-term bank loans for the six-month period ended June 30, 2024, compared to $0.35 million for the six-month period ended June 30, 2023, with the increase of $1.58 million attributed to the full repayment of the “M/V Aegean Express” outstanding loan in March 2024. Net transfers to Parent amounted to $2.62 million in the first six months of 2024 as compared to $0.90 million in the same period of 2023, for total funds used in financing activities of $4.55 million during the six-month period ended June 30, 2024 as compared to total funds used in financing activities in the six-month period ended June 30, 2023 of $1.25 million.
Debt Financing
We operate in a capital-intensive industry which requires significant amounts of investment, and we fund a major portion of this investment through long term debt. We maintain debt levels we consider prudent based on our market expectations, cash flow, interest coverage and percentage of debt to capital.
As of December 31, 2023, we had one outstanding loan with an outstanding balance of $1.93 million (refer to Note 8 to the combined carve-out financial statements and Note 5 of the unaudited interim condensed combined carve-out financial statements for further details). This loan was fully repaid in March 2024, which means that as of that date, we do not have any outstanding debt obligations.
Our loan agreements, typically, contain covenants.
Although following the full repayment of our bank debt in March 2024 we have no loans, typically, our loan agreements have various covenants such as minimum requirements regarding the security cover ratio (the ratio of fair value of vessel to outstanding loan less cash in retention accounts) and restrictions as to changes in management and ownership of the ship-owning companies, distribution of profits or assets (in effect not permitting dividend payment or other distributions in cases that an event of default has occurred), additional indebtedness and mortgage of vessels without the lender’s prior consent, sale of vessels, maximum fleet-wide leverage, sale of capital stock of our subsidiaries, ability to make investments and other capital expenditures, entering in mergers or acquisitions, minimum cash balance requirements and minimum cash retention accounts (restricted cash). When necessary, we do provide supplemental collateral in the form of restricted cash or cross-collateralize vessels to ensure compliance with security cover ratio (“loan-to-value” ratio). Increases in restricted cash required to satisfy loan covenants would reduce funds available for investment or working capital and could have a negative impact on our operations. If we cannot cure any violated covenants, we might be required to repay all or part of our loans, which, in turn, might require us to sell one or more of our vessels under distressed conditions.
Capital Expenditures
We make capital expenditures from time to time in connection with our vessels and may make capital expenditures to acquire additional vessels or participate in joint ventures to acquire vessels.
We currently have one vessel scheduled for drydocking over the next 12 months (refer to section above “B. Liquidity and Capital Resources – Cash Flows” for a discussion of how we plan to cover our working capital requirements.

Dividends
We have no independent operating history and thus no dividends were paid other than payments to our Parent from the Euroholdings Ltd. Predecessor. Just prior to the completion of the Spin-off, the Euroholdings Ltd. Predecessor intends to pay as dividend to the Parent an amount approximately equal to the cash flow during the period between June 30, 2024 and the contribution date of the Subsidiaries by the Parent after making provision for changes in the working capital.
C. Research and development, patents and licenses
Not applicable.
D. Trend information
Our results of operations depend primarily on the charter rates that we are able to realize. Charter rates paid for container vessels are primarily a function of the underlying balance between vessel supply and demand. Declining shipping charter rates have a negative impact on our earnings when our vessels are employed in short term contracts or when they are to be re-chartered after completing a time charter contract.
The demand for containership capacity is determined by the underlying demand for commodities transported in these vessels, which in turn is influenced by trends in the global economy. One of the main drivers of the containerized trade has been the growth in exports of finished goods. An increase in demand for finished goods typically results in higher demand for containership carrying capacity and, in turn, in higher charter rates for our vessels. Demand for containership capacity is also affected by the operating efficiency of the global fleet, i.e., the average speed the fleet operates, and port congestion. A factor affecting mainly the containership sector, especially during periods of high fuel prices and/or low charter rates, is slow-steaming (i.e., the practice of running a vessel at lower speeds to economize on fuel costs). Slow-steaming increases the number of ships required to carry a given amount of trade volume and, thus, increases demand for ships as do higher levels of port congestion, leading to higher charter rates for our vessels if all other factors influencing rates are unchanged.
The supply of containerships is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss. Typically, a higher supply of containerships results in lower charter rates for our vessels; inversely, when supply of containership capacity is scarce charter rates increase. According to industry sources, as of November 1, 2024, the capacity of the fully cellular worldwide container vessel fleet was approximately 30.45 million teu with approximately 7.60 million teu, or, about 24.96% of the present fleet capacity on order. If the supply of vessel capacity increases but the demand for vessel capacity does not increase correspondingly, charter rates and vessel values could materially decline. The level of scrapping activity is generally a function of scrapping prices in relation to current and prospective charter market conditions, as well as operating, repair and survey costs. The average age at which a vessel is scrapped over the last ten years has been between 25 and 27 years, with smaller vessels scrapped at a later age. During strong markets, the average age at which the vessels are scrapped increases; during 2004, 2005, 2006, 2007 and the first nine months of 2008, the majority of the Feeder and Intermediate size containerships that were scrapped were in excess of 30 years of age. Subsequent weakness of containership charter rates resulted in increased scrapping rates and lower vessel scrapping ages. In fact, 2016 saw scrapping of more than 500,000 teu, a 35-year record. In 2017 scrapping reached 398,610 teu, while during 2018 to 2020, scrapping rates declined and ranged between 100,000 and 200,000 teu per year. In 2021, due to the exceptional positive increase in the containership market, there were only 11,990 teu of containerships that were scrapped, the lowest level seen since 2006. Containership scrap markets remained subdued in 2022, with only 11 containerships accounting for 15,890 teu reported as sold for scrap within the year. Recycling activity picked up in 2023, with 83 containerships accounting for 157,960 teu sent to the scrapyard. Scrap markets have been rather subdued so far  in 2024 with 72,330 teu of containerships scrapped, amid supply pressure from fleet growth, geopolitical conditions and the introduction of environmental regulations. A higher scrapping rate results in lower containership capacity and higher market rates.

As of November 1, 2024, all of our vessels are employed under time charter contracts representing approximately 95% of our ship capacity days for the remainder of 2024, 33% of our ship capacity days in 2025 and 24% of our ship capacity days in 2026.  If the market rates decrease from current levels or the supply of vessels increases, our vessels may have difficulty securing employment and, if so, may be employed at rates lower than their present charters. The extent to which COVID-19, the wars in Ukraine and Palestine and the events in the Red Sea region will impact our future results of operations and financial condition will depend on future developments, which are uncertain and cannot be predicted. If the market rates decrease from current levels or the supply of vessels increases, our vessels may have difficulty securing employment and, if so, may be employed at rates lower than their present charters.
We recognize that the ongoing war between Russia and Ukraine has disrupted supply chains and caused instability in the global economy, while the United States and the European Union, among other countries, announced unprecedented levels of sanctions and other measures against Russia and certain Russian entities and nationals. As discussed above, President Biden issued an executive order setting out sanctions against certain Russian products and investments in Russia, and the United States has also prohibited a variety of specified services related to the maritime transport of Russian Federation origin crude oil and petroleum products, including trading/commodities brokering, financing, shipping, insurance (including reinsurance and protection and indemnity), flagging, and customs brokering. The ongoing conflict could result in the imposition of further economic sanctions against Russia, and the Company’s business may be adversely impacted. Currently, the Company’s charter contracts have not been affected by the events in Russia and Ukraine; however, it is possible that in the future third parties with whom the Company has or will have charter contracts may be impacted by such events. Much uncertainty remains regarding the global impact of the conflict in Ukraine, and it is possible that such instability and resulting volatility could significantly increase our costs and adversely affect our business, including our ability to secure charter and financing on attractive terms, financial condition, results of operation and cash flows.
Since October 7, 2023, Israel and Hamas have been at war in Palestine. Regional militant groups, such as Hezbollah, have also launched attacks directed against Israel. There is widespread uncertainty about the degree of any increased escalation of the war, interventions by other groups or nations, and resulting instability in the Middle East. The impacts of the war on the global economy, including commodity pricing and the disruption of shipping routes, are also currently unknown. Following attacks on merchant vessels in the region of the Bab al-Mandab Strait and the Gulf of Aden at the southern end of the Red Sea, there is disruption in the maritime trade towards Mediterranean Sea through Suez-Canal with trade being rerouted around the Cape of Good Hope resulting in higher distance travelled and, thus, higher demand for ships. Higher demand for ships has, in turn, lifted charter rates and positively affected our earnings. However, it is uncertain for how long this situation will continue or whether the conflict in the area will intensify or be resolved.
As a result, we have minimized our sailings in the specific region. While our vessels currently do not regularly sail in the Black Sea or the Red Sea, it is possible that the continued conflict in Ukraine and the Middle East, including, any increased shipping costs, disruptions of global shipping routes, any impact on the global supply chain and any impact on current or potential customers caused by the events in Russia and Ukraine, Israel and the Middle East, could adversely affect our operations or financial performance. Due to the recent nature of these activities, the full impact on our business is not yet known.
E. Critical Accounting Estimates
The discussion and analysis of our financial condition and results of operations is based upon our combined carve-out financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.
Critical accounting estimates are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting estimates that involve a high degree of judgment and the methods of their application.

Impairment of vessels
We review our vessels held for use for impairment whenever events or changes in circumstances (such as vessel market values, vessel sales and purchases, business plans and overall market conditions) indicate that the carrying amount of the vessels, including any related intangible assets and liabilities, may not be recoverable. If indicators for impairment are present, we determine future undiscounted net operating cash flows for the related vessels and compare them to their carrying values. When the estimate of future undiscounted net operating cash flows, excluding interest charges, expected to be generated by the use and eventual disposition of the vessel is less than its carrying amount, we record an impairment loss representing the difference between the vessel’s carrying value and its estimated fair market value. We estimate fair market value primarily through the use of vessel valuations performed on an individual vessel basis, which are mainly based on recent sales and purchase transactions.
The carrying values of the Company’s vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings.
As of December 31, 2022 and 2023 as well as June 30, 2024, our vessels did not have any indicators of impairment as their fair values exceeded their carrying values. In case of vessels with impairment indicators, the Company determines the charter revenues to be used in its impairment analysis based on the prevailing market charter rates for the first two years (based on the length of charters that can be secured at the time of the analysis, generally, one to two years) and on inflation-unadjusted historical average rates for similar vessels, from year three onwards if we have determined that the vessel will be in operation. These rates are used for the period a vessel is not under a charter contract; if there is a contract, the fixed charter rate of the contract is used for the period of the contract.
Our impairment exercise is usually highly sensitive on variances in the time charter rates and it also requires assumptions for:
•	the effective fleet utilization rate;
•	estimated scrap values;
•	vessel operating costs;
•	future drydocking costs; and
•	probabilities of sale for each vessel.
Vessel utilization estimates are based on the status of each vessel at the time of the assessment and the Company’s past experience in finding employment for its vessels at comparable market conditions. Cost estimates, like drydocking and operating costs, are based on the Company’s data for its own vessels; past estimates for such costs have generally been very close to the actual levels observed. Specifically, we use our budgeted operating expenses multiplied by an annual escalation rate and our budgeted drydocking costs, assuming a five-year special survey cycle. Overall, the assumptions are based on historical trends as well as future expectations. The estimated salvage value of each vessel is $250 per light weight ton, in accordance with the Company’s vessel depreciation policy. We use a probability weighted approach for developing estimates of future cash flows used to test the vessels for recoverability when alternative uses are under consideration (i.e. sale or continuing operation of a vessel). Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective.
There can be no assurance as to how long-term charter rates and vessel values will increase as compared to their current levels and as compared to historical average levels for similarly aged vessels or whether they will improve by any significant degree. Charter rates, which improved significantly beginning in the second half of 2020 and declined again beginning in the second semester of 2022, but still remain above historical averages, may return to their previously very depressed levels which could adversely affect our revenue, profitability and future assessments of vessel impairment. The impairment analysis may determine that the carrying value of a vessel is recoverable if the vessel is held and operated to the end of its useful life, however, if the vessel is sold when the market is depressed, the Company might suffer a loss on the sale. Whether the Company realizes a gain or loss on the sale of a vessel is primarily a function of the relative market values of vessels at the time the vessel was acquired less the accumulated depreciation and impairment, if any, versus the relative market values on the date a vessel is sold.

Item 6.	Directors, Senior Management and Employees
A. Directors and Senior Management
Set forth below are the names, ages and positions of our directors and executive officers. Our Board of Directors consists of 6 members and will be elected annually on a staggered basis, and each director elected will hold office for a three-year term and until his or her successor is elected and has qualified, except in the event of such director’s death, resignation, removal or the earlier termination of his or her term of office. Officers are appointed from time to time by our board of directors and hold office until a successor is appointed or their employment is terminated.
Name	Age	Position
Aristides J. Pittas	65	Chairman, President and CEO; Class A Director
Dr. Anastasios Aslidis	64	CFO and Treasurer; Class A Director
Aristides P. Pittas	72	Vice Chairman; Class B Director
Stephania Karmiri	56	Secretary
Panagiotis Kyriakopoulos	63	Class B Director
George Taniskidis	63	Class C Director
Apostolos Tamvakakis	67	Class C Director

Biographical information with respect to each of our directors and executive officers is set forth below.
Aristides J. Pittas has been a member of our Board of Directors and our Chairman and Chief Executive Officer since our inception on March 20, 2024. He is also member of the Board of Directors and Chairman and Chief Executive Officer of Euroseas Ltd. since May 2005, EuroDry Ltd. since January 2018 and a member of the Board of Directors and the Audit Committee of Pyxis Tankers Inc. Since 1997, Mr. Pittas has also been the President of Eurochart, our affiliate. Eurochart is a shipbroking company specializing in chartering and selling and purchasing ships. Since January 1995, Mr. Pittas has been the President and Managing Director of Eurobulk, our affiliated ship management company. He resigned as Managing Director of Eurobulk in June 2005. Eurobulk is a ship management company that provides ocean transportation services. From September 1991 to December 1994, Mr. Pittas was the Vice President of Oceanbulk Maritime SA, a ship management company. From March 1990 to August 1991, Mr. Pittas served both as the Assistant to the General Manager and the Head of the Planning Department of Varnima International SA, a shipping company operating tanker vessels. From June 1987 until February 1990, Mr. Pittas was the head of the Central Planning department of Eleusis Shipyards S.A. From January 1987 to June 1987, Mr. Pittas served as Assistant to the General Manager of Chios Navigation Shipping Company in London, a company that provides ship management services. From December 1985 to January 1987, Mr. Pittas worked in the design department of Eleusis Shipyards S.A. where he focused on shipbuilding and ship repair. Mr. Pittas has a B.Sc. in Marine Engineering from University of Newcastle-Upon-Tyne and a MSc in both Ocean Systems Management and Naval Architecture and Marine Engineering from the Massachusetts Institute of Technology.
Dr. Anastasios Aslidis has been our Chief Financial Officer and Treasurer and member of our Board of Directors since March 20, 2024. He is also member of the Board of Directors, Treasurer and Chief Financial Officer of Euroseas Ltd. since September 2005, EuroDry Ltd. since January 2018, a member of the Board of Directors and chairman of the Audit Committee of Cosmos Health Inc. and a member of the Board of Directors of Vianair Inc. Prior to joining Euroseas, Dr. Aslidis was a partner at Marsoft, an international consulting firm focusing on investment and risk management in the maritime industry. Dr. Aslidis has more than 30 years of experience in the maritime industry. He also served as consultant to the Boards of Directors of shipping companies (public and private) advising on strategy development, asset selection and investment timing. Dr. Aslidis holds a Ph.D. in Ocean Systems Management (1989) from the Massachusetts Institute of Technology, M.S. in Operations Research (1987) and M.S. in Ocean Systems Management (1984) also from the Massachusetts Institute of Technology, and a Diploma in Naval Architecture and Marine Engineering from the National Technical University of Athens (1983).

Aristides P. Pittas has been our Vice Chairman and a member of our Board of Directors since July 31, 2024. He is also member of the Board of Directors and Vice Chairman of Euroseas Ltd. since May 2005 and EuroDry Ltd. since January 2018. Mr. Pittas has been a shareholder in over 100 oceangoing vessels during the last 20 years. Since February 1989, Mr. Pittas has been the Vice President of Oceanbulk Maritime SA, a ship management company. From November 1987 to February 1989, Mr. Pittas was employed in the supply department of Drytank SA, a shipping company. From November 1981 to June 1985, Mr. Pittas was employed at Trust Marine Enterprises, a brokerage house as a sale and purchase broker. From September 1979 to November 1981, Mr. Pittas worked at Gourdomichalis Maritime SA in the operation and Freight Collection department. Mr. Pittas has a B.Sc in Economics from Athens School of Economics.
Stephania Karmiri has been our Secretary since our inception on March 20, 2024. Since July 1995, Mrs. Karmiri has been the Administration Manager at Eurobulk, our affiliated ship management company. Eurobulk is a ship management company that provides ocean transportation services. At Eurobulk, Mrs. Karmiri has been responsible for dealing with sale and purchase transactions, vessel registrations/deletions, bank loans, ensuring compliance of the company’s bank accounts, dealing with corporate matters of the entities, and supervising office administration. From May 1992 to June 1995, she was secretary to the technical department of Oceanbulk Maritime SA, a ship management company. From 1988 to 1992, Mrs. Karmiri served as an assistant to brokers at Allied Shipbrokers, a company that provides shipbroking services for sale and purchase transactions. Mrs. Stephania Karmiri has a BSc in Business Administration from the University of Patras.
Panagiotis Kyriakopoulos has been a member of our Board of Directors since July 31, 2024. He has also been a member of the Board of Directors of Euroseas Ltd. since May 2005 and EuroDry Ltd. since May 5, 2018. Since July 2002, he has been the Chief Executive Officer of CambridgeFinance Ltd., one of the leading Mass Media, Infrastructure and Technology management companies in Greece. From July 1997 to July 2002 he was the C.E.O. of the Hellenic Post Group, the Universal Postal Service Provider, having the largest retail network in Greece for postal and financial services products. From March 1996 until July 1997, Mr. Kyriakopoulos was the General Manager of ATEMKE SA, one of the leading construction companies in Greece listed on the Athens Stock Exchange. From December 1986 to March 1996, he was the Managing Director of Globe Group of Companies, a group active in the areas of shipowning and management, textiles and food and distribution. The company was listed on the Athens Stock Exchange. From June 1983 to December 1986, Mr. Kyriakopoulos was an assistant to the Managing Director of Armada Marine S.A., a company active in international trading and shipping, owning and managing a fleet of twelve vessels. Presently he is a BoD member of the Hellenic Federation of Enterprises (SEV) as well as Quest Group SA, Ellaktor SA, Reds SA, Aktor Concessions SA. He has also been an investor in the shipping industry for more than 20 years. Mr. Kyriakopoulos has a B.Sc. degree in Marine Engineering from the University of Newcastle upon Tyne, a MSc. degree in Naval Architecture and Marine Engineering with specialization in Management from the Massachusetts Institute of Technology and a Master degree in Business Administration (MBA) from Imperial College, London.
George Taniskidis has been a member of our Board of Directors since July 31, 2024. He has also been a member of the Board of Directors of Euroseas Ltd. since May 2005 and EuroDry Ltd. since May 5, 2018. He is the Chairman of Optima Bank and Chairman of Core Capital Partners, a consulting firm specializing in debt restructuring. He was Chairman and Managing Director of Millennium Bank and a member of the Board of Directors of BankEuropa (subsidiary bank of Millennium Bank in Turkey) until May 2010. He was also a member of the Executive Committee and the Board of Directors of the Hellenic Banks Association. From 2003 until 2005, he was a member of the Board of Directors of Visa International Europe, elected by the Visa issuing banks of Cyprus, Malta, Portugal, Israel and Greece. From 1990 to 1998, Mr. Taniskidis worked at XIOSBANK (until its acquisition by Piraeus Bank in 1998) in various positions, with responsibility for the bank’s credit strategy and network. Mr. Taniskidis studied Law in the National University of Athens and in the University of Pennsylvania Law School, where he received a L.L.M. After law school, he joined the law firm of Rogers & Wells in New York, where he worked until 1989 and was also a member of the New York State Bar Association. He is also a member of the Young Presidents Organization.

Apostolos Tamvakakis has been a member of our Board of Directors since July 31, 2024. Mr. Tamvakakis has also been a member of the Board of Directors of Euroseas Ltd. since June 2013 and EuroDry Ltd. since May 5, 2018. From January 2015 to February 2017 he was independent non-executive Vice Chairman of the Board of Directors of Piraeus Bank. Since July 2012 he participated as a Member of the Board of Directors and Committees in various companies. From December 2009 to June 2012, Mr. Tamvakakis was appointed Chief Executive Officer of the National Bank of Greece. From May 2004 to March 2009, he served as Chairman and Managing Director of Lamda Development, a real estate development company of the Latsis Group and from March 2009 to December 2009, he served on the management team of the Geneva-based Latsis Group, as Head of Strategy and Business Development. From October 1998 to April 2004, he served as Deputy CEO of National Bank of Greece. Prior to that, he served as Deputy CEO of National Mortgage Bank of Greece, as Deputy General Manager of ABN AMRO Bank, as Manager of Corporate Finance at Hellenic Investment Bank and as Planning Executive at Mobil Oil Hellas. He also served as Vice-Chairman of Athens Stock Exchange, Chairman of the Steering Committee of Interalpha Group of Banks, Chairman of Ethnokarta, National Securities, AVIS (Greece), ETEVA and the Southeastern European Board of the Europay Mastercard Group. Mr. Tamvakakis has also served in numerous boards of directors and committees. He is the Chairman and Managing Partner of EOS Capital Partners Alternative Investment Fund Manager, the investment manager of a private equity fund “EOS Hellenic Renaissance Fund”. He holds the positions of Vice Chairman of Gek Terna, Plaisio Computers, Hellenic Juices SA and is a member of the BoD of ERGO Insurance Company, Eurocatering SA, Minerva SA and S. Mentekidis AE. He is a graduate of the Athens University of Economics and has an M.A. in Economics from the Saskatchewan University in Canada with major in econometrics and mathematical economics.
Board Diversity Matrix
As a foreign private issuer to be listed on the Nasdaq Capital Market, we are required to disclose certain self-identified diversity characteristics about our Directors pursuant to Nasdaq board diversity and disclosure rules. The Board Diversity Matrix set forth below contains the requisite information as of the date of this registration statement.
Board Diversity Matrix (As of November 1, 2024)

Country of Principal Executive Offices	Greece
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	6

	Female	Male	Non-Binary	Gender
Part I: Gender Identity
Directors		6
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction
LGBTQ+
Did Not Disclose Demographic Background		6

Family Relationships
Aristides P. Pittas, Vice Chairman, is the cousin of Aristides J. Pittas, our Chairman, President and CEO.
B. Compensation
Executive Compensation
We have no direct employees. The services of our Chief Executive Officer, Chief Financial Officer, Chief Administrative Officer, Investor Relations Officer, Internal Auditor and Secretary are provided by Eurobulk. These services will be provided to us under our Master Management Agreement with Eurobulk under which we pay a fee, before bonuses, adjusted annually for Greek inflation to account for the increased management cost associated with us being a public company and other services to our subsidiaries. We expect to pay $500,000 a year (pro rated from the date of the Spin-Off Distribution until the end of the calendar year) for 2024 to Eurobulk for the services of our executives, Mr. Aristides J. Pittas, Dr. Anastasios Aslidis and Mr. Symeon Pariaros, our Secretary, Mrs. Stephania Karmiri, and our Internal Auditor.

Director Compensation
Our directors who are also our officers or have executive positions or beneficially own greater than 10% of the outstanding common stock receive no compensation for serving on our Board of Directors or its committees.
Directors who are not our officers, do not have any executive position or do not beneficially own greater than 10% of the outstanding common stock receive the following compensation: an annual retainer of $5,000, plus $1,250 for attending a quarterly meeting of the Board of Directors, plus an additional retainer of $3,000 if serving as Chairman of the Audit Committee. They also participate in the Company’s Equity Incentive Plan.
All directors are reimbursed reasonable out-of-pocket expenses incurred in attending meetings of our Board of Directors or any committee of our Board of Directors.
Equity Incentive Plan
Prior to the spin-off, our Board of Directors will approve an equity incentive plan (the “2024 Equity Incentive Plan”). The 2024 Equity Incentive Plan will be administered by the Board of Directors which can make awards totaling in aggregate up to 200,000 shares over 10 years after the 2024 Equity Incentive Plan’s adoption date. Officers, directors and employees (including any prospective officer or employee) of the Company and its subsidiaries and affiliates and consultants and service providers to (including persons who are employed by or provide services to any entity that is itself a consultant or service provider to) the Company and its subsidiaries and affiliates are eligible to receive awards under the 2024 Equity Incentive Plan. Awards may be made under the 2024 Equity Incentive Plan in the form of incentive stock options, non-qualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, unrestricted stock, restricted stock units and performance shares and cash awards.
On the date of the spin-off, 35,760 non-vested shares corresponding to 89,400 unvested shares of our Parent will be issued to 30 key persons of which 29,300 will vest on July 1, 2025, 30,050 will vest on November 16, 2025 and 30,050 will vest on November 16, 2026; awards to officers and directors amount to 43,550 shares and the remaining 45,850 are awarded to employees of Eurobulk.
C. Board Practices
The current term of our Class A directors expires in 2027, the current term of our Class B directors expires in 2025 and the current term of our Class C directors expires in 2026.
There are no service contracts between us and any of our directors providing for benefits upon termination of their employment or service.
Our Board of Directors does not have separate compensation or nomination committees, and instead, the entire Board of Directors performs those responsibilities.
Audit Committee
We have established an Audit Committee, comprised of three independent members of our Board of Directors. The Audit Committee is responsible for reviewing the Company’s accounting controls and the appointment of the Company’s outside auditors. The members of the Audit Committee are Mr. Panos Kyriakopoulos (Chairman and “audit committee financial expert” as such term is defined under SEC regulations), Mr. Apostolos Tamvakakis and Mr. George Taniskidis.
Code of Ethics
We have adopted a code of ethics that complies with the applicable guidelines issued by the SEC. Our code of ethics is posted on our website: http://www.euroholdings.com under “Corporate Governance.” We intend to disclose any waivers of the code of ethics on our website under “Corporate Governance.”

Corporate Governance
Our Company’s corporate governance practices are in compliance with, and are not prohibited by, the laws of the Republic of the Marshall Islands. We are exempt from many of Nasdaq’s corporate governance practices other than the requirements regarding the disclosure of a going concern audit opinion, submission of a listing agreement, notification of material non-compliance with Nasdaq corporate governance practices, and the establishment and composition of an audit committee and a formal written audit committee charter. The practices that we follow in lieu of Nasdaq’s corporate governance rules are described below.
•
We are not required under Marshall Islands law to maintain a Board of Directors with a majority of independent directors, and we may not be able to maintain a Board of Directors with a majority of independent directors in the future.

•
In lieu of a compensation committee comprised of independent directors, our Board of Directors will be responsible for establishing the executive officers’ compensation and benefits. Under Marshall Islands law, compensation of the executive officers is not required to be determined by an independent committee.

•
In lieu of a nomination committee comprised of independent directors, our Board of Directors will be responsible for identifying and recommending potential candidates to become board members and recommending directors for appointment to board committees. Shareholders may also identify and recommend potential candidates to become board members in writing. No formal written charter has been prepared or adopted because this process is outlined in our bylaws.

•
In lieu of obtaining an independent review of related party transactions for conflicts of interests, consistent with Marshall Islands law requirements, a related party transaction will be permitted if: (i) the material facts as to his or her relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors and the Board of Directors in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, or, if the votes of the disinterested directors are insufficient to constitute an act of the Board of Directors as defined in Section 55 of the Marshall Islands Business Corporations Act, by unanimous vote of the disinterested directors; or (ii) the material facts as to his relationship or interest are disclosed and the shareholders are entitled to vote thereon, and the contract or transaction is specifically approved in good faith by a simple majority vote of the shareholders; or (iii) the contract or transaction is fair as to the Company as of the time it is authorized, approved or ratified, by the Board of Directors, a committee thereof or the shareholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee which authorizes the contract or transaction.

•
As a foreign private issuer, we are not required to solicit proxies or provide proxy statements to Nasdaq pursuant to Nasdaq corporate governance rules or Marshall Islands law. Consistent with Marshall Islands law, we will notify our shareholders of meetings between 15 and 60 days before the meeting. This notification will contain, among other things, information regarding business to be transacted at the meeting. In addition, our bylaws provide that shareholders must give us advance notice to properly introduce any business at a meeting of the shareholders. Our bylaws also provide that shareholders may designate in writing a proxy to act on their behalf.

•
In lieu of holding regular meetings at which only independent directors are present, our entire Board of Directors, a majority of whom are independent, will hold regular meetings as is consistent with the laws of the Republic of the Marshall Islands.

•	The Board of Directors will adopt an Equity Incentive Plan prior to the Spin-off. Shareholder approval is not necessary since Marshall Islands law permits the Board of Directors to take such actions.
•	Prior to the Spin-off the Company will adopt a Shareholders’ Rights Plan (“poison pill”).
•
As a foreign private issuer, we are not required to obtain shareholder approval if any of our directors, officers, or 5% or greater shareholders has a 5% or greater interest (or such persons collectively have a 10% or greater interest), directly or indirectly, in the company, or assets to be acquired, or in the consideration to be paid in the transaction(s) and the present or potential issuance of common stock, or securities convertible into or exercisable for common stock, could result in an increase in outstanding common stock or voting power of 5% or more.

•
In lieu of obtaining shareholder approval prior to the issuance of designated securities, the Company will comply with provisions of the Marshall Islands Business Corporations Act, providing that the Board of Directors approves share issuances.

Other than as noted above, we are in full compliance with all other applicable Nasdaq corporate governance standards.
D. Employees
We have no salaried employees, although we pay Eurobulk for the services of our Chief Executive Officer, Chief Financial Officer, Chief Administrative Officer, Investor Relations Officer, Internal Auditor and Secretary: Mr. Aristides J. Pittas, Dr. Anastasios Aslidis, Mr. Symeon Pariaros, Ms. Eirini Pitta, Mr. Konstantinos Siadimas and Ms. Stephania Karmiri, respectively. Eurobulk also ensures that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions, and that all of our vessels employ experienced and competent personnel. As of June 30, 2024, 27 officers and 37 crew members served on board the vessels in our fleet.
E. Share Ownership
With respect to the total amount of common shares owned by our officers and directors, individually and as a group, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”
All of the shares of our common stock have the same voting rights and are entitled to one vote per share.
F. Disclosure of a registrant’s action to recover erroneously awarded compensation.
Not Applicable.
Item 7.	Major Shareholders and Related Party Transactions
 A. Major Shareholders
Prior to the Spin-Off
As of the date of this registration statement, we are a wholly-owned subsidiary of Parent. The following below table sets forth information regarding the beneficial ownership of our voting stock as of November 1, 2024  by each person or entity known by us to be the beneficial owner of more than 5% of the outstanding shares of our voting stock, each of our directors and executive officers, and all of our directors and executive officers and 5% owners as a group. All of our shareholders, including the shareholders listed in this table, are entitled to one vote for each share of common stock held.
Name of Beneficial Owner (1)	Number of Shares of Common Stock Beneficially Owned	Percent of common Stock (15)
Containers Shareholders Trinity Ltd. (2)	2,747,013	39.2%
Friends Investment Company Inc. (3)	540,522	7.7%
Eurobulk Marine Holdings Inc. (4)	528,169	7.5%
Family United Navigation Co. (5)	215,700	3.1%
Aristides J. Pittas(6)	76,050	(*	)
Anastasios Aslidis (7)	43,538	(*	)
Panagiotis Kyriakopoulos (8)	13,400	(*	)
Aristides P. Pittas (9)	13,100	(*	)
Apostolos Tamvakakis (10)	3,400	(*	)
George Taniskidis (11)	3,400	(*	)
Stephania Karmiri (12)	500	(*	)
Symeon Pariaros (13)	1,900	(*	)
Konstantinos Siadimas (14)	1,400	(*	)
All directors and officers and 5% owners as a group	4,188,092	59.8%
* Indicates less than 1.0%.

(1)
Beneficial ownership is determined in accordance with the Rule 13d-3(a) of the Securities Exchange Act of 1934, as amended, and generally includes voting or investment power with respect to securities. Except as subject to community property laws, where applicable, the person named above has sole voting and investment power with respect to all shares of common stock shown as beneficially owned by him/her.

(2)
Represents 2,747,013 shares of common stock held of record by Containers Shareholders Trinity Ltd. (“CST”). Investment power and voting control by CST resides in its Board of Directors which consists of three directors, Aristides P. Pittas, Marcos Vassilikos and Stefania Karmiri, who may be deemed to have beneficial ownership of the shares of common stock beneficially owned by CST. Actions by CST may be taken by a majority of the members on its Board of Directors.

(3)
Represents 540,522 shares of common stock held of record by Friends. Investment power and voting control by Friends resides in its Board of Directors which consists of five directors, Aristides P. Pittas, Aristides J. Pittas, Nicholas J. Pittas, Emmanuel J. Pittas and Marcos C. Vassilikos, who may be deemed to have beneficial ownership of the shares of common stock beneficially owned by Friends. Actions by Friends may be taken by a majority of the members on its Board of Directors.

(4)
Represents 528,169 shares of common stock held of record by Eurobulk Marine Holdings Inc. (“EMH”). Investment power and voting control by EMH resides in its Board of Directors which consists of three directors, affiliated with the Pittas family, Nicholas J. Pittas, Aristides J. Pittas and Emmanuel J. Pittas, who may be deemed to have beneficial ownership of the shares of common stock beneficially owned by EMH. Actions by EMH may be taken by a majority of the members on its Board of Directors.

(5)
Represents 215,700 shares of common stock held of record by Family United Navigation Co. (“FUN”). Investment power and voting control by FUN resides in its Board of Directors which consists of four directors, affiliated with the Pittas family, Pantelis Pittas, Aristides P. Pittas, Eleni Pitta, and Despoina Pitta, who may be deemed to have beneficial ownership of the shares of common stock beneficially owned by FUN. Actions by FUN may be taken by a majority of the members on its Board of Directors.

(6)
Does not include 1,273,108 shares of common stock held of record by CST, and Friends by virtue of ownership interest in above entities by Mr. Pittas. Mr. Pittas disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 5,500 shares vested on November 15, 2024 and 5,500 shares will vest on July 1, 2025.

(7)
Does not include 9,344 shares of common stock held of record by CST by virtue of ownership interest in above entity by Mr. Aslidis. Mr. Aslidis disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 3,750 shares vested on November 15, 2024 and 3,750 shares will vest on July 1, 2025.

(8)	Includes 700 shares vested on November 15, 2024 and 700 shares will vest on July 1, 2025.
(9)
Does not include 358,239 shares of common stock held of record by CST, Friends and Family United Navigation Co., by virtue of ownership interest in above entities by Mr. Pittas and members of his family. Mr. Pittas disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 1,550 shares vested on November 15, 2024 and 1,550 shares will vest on July 1, 2025.

(10)	Includes 700 shares vested on November 16, 2024 and 700 shares will vest on July 1, 2025.
(11)
Does not include 45,378 shares held of record by Friends, by virtue of Mr. Taniskidis’ ownership in CST and Friends. Mr. Taniskidis disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 700 shares vested on November 15, 2024 and 700 shares will vest on July 1, 2025.

(12)	Includes 250 shares vested on November 15, 2024 and 250 shares will vest on July 1, 2025.
(13)	Includes 950 shares vested on November 15, 2024 and 950 shares will vest on July 1, 2025.
(14)	Includes 700 shares vested on November 15, 2024 and 700 shares will vest on July 1, 2025.
(15)	Voting stock includes 60,000 unvested shares for a total of 7,000,169 issued and outstanding shares of the Company as of November 1, 2024.

Following the Spin-Off
The following table sets forth information regarding ownership of our common stock immediately following the completion of the Spin-Off, assuming the shareholding structure of Parent immediately prior to the Spin-Off will be the same as its shareholding structure as of November 1, 2024. All of our shareholders, including the shareholders listed in this table, will be entitled to one vote for each share of common stock held.
Name of Beneficial Owner (1)	Number of Shares of Common Stock Beneficially Owned	Percent of common Stock (2)
Containers Shareholders Trinity Ltd. (2)	1,098,805	39.2%
Friends Investment Company Inc. (3)	216,209	7.7%
Eurobulk Marine Holdings Inc. (4)	211,268	7.5%
Family United Navigation Co. (5)	86,280	3.1%
Aristides J. Pittas(6)	30,420	(*	)
Anastasios Aslidis (7)	17,415	(*	)
Panagiotis Kyriakopoulos (8)	5,360	(*	)
Aristides P. Pittas (9)	5,240	(*	)
Apostolos Tamvakakis (10)	1,360	(*	)
George Taniskidis (11)	1,360	(*	)
Stephania Karmiri (12)	200	(*	)
Symeon Pariaros (13)	760	(*	)
Konstantinos Siadimas (14)	560	(*	)
All directors and officers and 5% owners as a group (15)	1,675,237	59.8%

(1)
Beneficial ownership is determined in accordance with the Rule 13d-3(a) of the Securities Exchange Act of 1934, as amended, and generally includes voting or investment power with respect to securities. Except as subject to community property laws, where applicable, the person named above has sole voting and investment power with respect to all shares of common stock shown as beneficially owned by him/her.

(2)
Represents 1,098,805 shares of common stock that will be held following the Spin-off of record by Containers Shareholders Trinity Ltd. (“CST”). A majority of the shareholders of CST are members of the Pittas family. Investment power and voting control by CST resides in its Board of Directors which consists of three directors, affiliated with the Pittas family. Actions by CST may be taken by a majority of the members on its Board of Directors.

(3)
Represents 216,209 shares of common stock that will be held following the Spin-off of record by Friends. A majority of the shareholders of Friends are members of the Pittas family. Investment power and voting control by Friends resides in its Board of Directors which consists of five directors, a majority of whom are members of the Pittas family. Actions by Friends may be taken by a majority of the members on its Board of Directors.

(4)
Represents 211,268 shares of common stock that will be held following the Spin-off of record by Eurobulk Marine Holdings Inc. (“EMH”). A majority of the shareholders of EMH are members of the Pittas family. Investment power and voting control by EMH resides in its Board of Directors which consists of three directors, affiliated with the Pittas family. Actions by EMH may be taken by a majority of the members on its Board of Directors.

(5)
Represents 86,280 shares of common stock that will be held following the Spin-off of record by Family United Navigation Co. (“FUN”). A majority of the shareholders of FUN are members of the Pittas family. Investment power and voting control by FUN resides in its Board of Directors which consists of three directors, affiliated with the Pittas family. Actions by FUN may be taken by a majority of the members on its Board of Directors.

(6)
Does not include 509,243 shares of common stock that will be held following the Spin-off of record by CST, and Friends by virtue of ownership interest in above entities by Mr. Pittas. Mr. Pittas disclaims beneficial ownership except to the extent of his pecuniary interest. Will include following the Spin-off 2,200 shares vested on November 15, 2024 and 2,200 shares will vest on July 1, 2025.

(7)
Does not include 3,738 shares of common stock that will be held following the Spin-off of record by CST by virtue of ownership interest in above entity by Mr. Aslidis. Mr. Aslidis disclaims beneficial ownership except to the extent of his pecuniary interest. Will include following the Spin-off 1,500 shares vested on November 15, 2024 and 1,500 shares will vest on July 1, 2025.

(8)	Will include following the Spin-off 280 shares vested on November 15, 2024 and 280 shares will vest on July 1, 2025.
(9)
Does not include 143,296 shares of common stock that will be held following the Spin-off of record by CST, Friends and Family United Navigation Co., by virtue of ownership interest in above entities by Mr. Pittas and members of his family. Mr. Pittas disclaims beneficial ownership except to the extent of his pecuniary interest. Will include following the Spin-off 620 shares vested on November 15, 2024 and 620 shares will vest on July 1, 2025.

(10)	Will include following the Spin-off 280 shares vested on November 16, 2024 and 280 shares will vest on July 1, 2025.
(11)
Does not include 18,151 shares held of record by Friends, by virtue of Mr. Taniskidis’ ownership in CST and Friends. Mr. Taniskidis disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 280 shares vested on November 15, 2024 and 280 shares will vest on July 1, 2025.

(12)	Will include following the Spin-off 100 shares vested on November 15, 2024 and 100 shares will vest on July 1, 2025.
(13)	Will include following the Spin-off 380 shares vested on November 15, 2024 and 380 shares will vest on July 1, 2025.
(14)	Will include following the Spin-off 280 shares vested on November 15, 2024 and 280 shares will vest on July 1, 2025.
(15)	Voting stock will include following the Spin-off 24,000 unvested shares for a total of 2,800,068 issued and outstanding shares of the Company as of June 30, 2024.
Following the completion of the Spin-Off, we expect to have           shareholders of record,             of which were located in the United States and held an aggregate of               of our common shares, representing                % of our outstanding common shares. However, one of the U.S. shareholders of record is CEDE & CO., a nominee of The Depository Trust Company, which will hold                of our common shares immediately following the completion of the Spin-Off. Accordingly, we believe that the shares that will be held by CEDE & CO. will include common shares beneficially owned by both holders in the United States and non-U.S. beneficial owners. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.

B.  Related Party Transactions
The operations of our vessels will continue to be managed by Eurobulk, an affiliated ship management company owned by our Chairman and CEO and his family, under a Master Management Agreement with us and separate management agreements with each shipowning company. Under the Master Management Agreement, Eurobulk will be responsible for all aspects of management and compliance for the Company, including the provision of the services of our Chief Executive Officer, Chief Financial Officer, Chief Administrative Officer, Investor Relations Officer, Internal Auditor and Secretary. Eurobulk is also responsible for all commercial management services, which include obtaining employment for our vessels and managing our relationships with charterers. Eurobulk also performs technical management services, which include managing day-to-day vessel operations, performing general vessel maintenance, ensuring regulatory and classification society compliance, supervising the maintenance and general efficiency of vessels, arranging our hire of qualified officers and crew, arranging and supervising dry docking and repairs, arranging insurance for vessels, purchasing stores, supplies, spares and new equipment for vessels, appointing supervisors and technical consultants and providing technical support and shoreside personnel who carry out the management functions described above and certain accounting services.
Our Master Management Agreement with Eurobulk will compensate Eurobulk with an annual fee and a daily management fee per vessel managed. Our Master Management Agreement, which we expect to have entered into prior to the Spin-Off Distribution, will be substantially similar to the master management agreement between our Parent and Eurobulk relating to our vessels that were previously owned by our Parent.  The Master Management Agreement will be terminable by us only for cause or under other limited circumstances, such as sale of the Company or Eurobulk or the bankruptcy of either party. The Master Management Agreement will run through January 1, 2029 and will automatically be extended after the initial period for an additional five-year period unless terminated on or before the 90th day preceding the initial termination date. Pursuant to the Master Management Agreement, vessels we might acquire in the future can enter into a separate management agreement with Eurobulk for the remaining term of the Master Management Agreement.  The management fee will be adjusted annually for Greek inflation every January 1st. Under the Master Management Agreement, we will pay Eurobulk an annual fee of $500,000 and a fee of 810 Euros per vessel per day in operation and 405 Euros per vessel per day in lay-up. We paid Eurobulk $842,718 and $927,573 in 2022 and 2023, respectively, for daily management fee for the vessels managed, and, we were allocated $425,460 and $436,493 in 2022 and 2023, respectively, of the annual fee paid by our Parent to Eurobulk which is a proportion of fixed annual management fee paid to Eurobulk included in general and administrative expenses. Vessel management fees paid to Eurobulk amounted to $458,130 and $481,542 for the six-month period ended June 30, 2023 and 2024, respectively, and we were allocated $184,156 and $165,438 for the six-month period ended June 30, 2023 and 2024, respectively, of the annual fee paid by our Parent to Eurobulk as a proportion of fixed annual management fee paid to Eurobulk included in general and administrative expenses.
We receive chartering and sale and purchase services from Eurochart, an affiliate, and pay a commission of 1.25% on charter revenue and 1% on vessel sale price. We paid Eurochart $312,315 and $227,556 in 2022 and 2023, respectively, for chartering commissions. In the six-month period ended June 30, 2023 and 2024, we paid Eurochart $112,153 and $103,225, respectively, for chartering commissions.
Technomar S.A., a crewing agent, and Sentinel Marine Services Inc., an insurance brokering company, are affiliates to whom we pay a fee of about $50 per crew member per month and a commission on insurance premiums not exceeding 5%, respectively. We paid $64,253 and $56,279 in 2022 and 2023, respectively, for insurance commissions and crewing fees. Total fees charged by Sentinel and Technomar were $8,936 and $18,088 in the first six months of 2023, and $10,978 and $22,021 in the first six months of 2024, respectively.
Aristides J. Pittas is currently the Chairman of each of Eurochart and Eurobulk, both of which are our affiliates.
We expect to enter into a registration rights agreement with Friends Investment Company Inc., Containers Shareholders Trinity Ltd., Eurobulk Marine Holdings Inc. and Family United Navigation Co. pursuant to which we will grant them the right, under certain circumstances and subject to certain restrictions, to require us to register under the Securities Act shares of our common stock held by Friends. Under the registration rights agreement, Friends has the right to request us to register the sale of shares held by it on its behalf and may require us to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. In addition, they have the ability to exercise certain piggyback registration rights in connection with registered offerings initiated by us. For a complete description of the registration rights agreement, we encourage you to read the agreement, which we have filed as an exhibit hereto.

The Parent has granted us a right of first refusal, pursuant to a Right of First Refusal Agreement, to acquire any vessel which it may consider for acquisition in the future if the vessel is older than 15 years of age at the time of the acquisition. Additionally, pursuant to the Right of First Refusal Agreement, Parent grants us a right of first refusal over any employment opportunity for a dry bulk vessel pursuant to a market charter presented or available to Parent with respect to any vessel owned or chartered in, directly or indirectly, by Parent. For a complete description of the rights granted to us by Parent, we encourage you to read the Right of First Refusal Agreement, which we have filed as an exhibit hereto.
We have entered into a contribution and conveyance agreement with the Parent, dated as of                        , 2024, pursuant to which the Parent will, prior to the Spin-Off, contribute certain vessel-owning subsidiaries to us in exchange for our common shares. To further evidence the transfer of the Company’s shares or the vessel-owning subsidiary shares reflected in this Agreement, each party making such transfer will have executed and delivered to the party receiving the Company’s shares of common stock or the vessel-owning subsidiary shares, as applicable, certain conveyance, stock transfer form, assignment and bill of sale instruments. The Company has agreed to pay any and all sales, use and similar taxes arising out of the contributions, conveyances and deliveries to be made pursuant to the agreement, and will pay all documentary, filing, recording, transfer, deed, and conveyance taxes and fees required in connection therewith. For a complete description of the terms of this agreement, we encourage you to read the contribution and conveyance agreement, which we have filed as an exhibit hereto.
C. Interests of Experts and Counsel
Not Applicable.
Item 8.	Financial information
A. Combined carve-out statements and other financial information
See “Item 18. Financial Statements.”
Legal Proceedings
To our knowledge, there are no material legal proceedings to which we are a party or to which any of our properties are subject, other than routine litigation incidental to our business. In our opinion, the disposition of these lawsuits should not have a material impact on our combined carve-out results of operations, financial position and cash flows.
Dividend Policy
The declaration and payment of dividends, if any, are subject to the discretion of our board of directors. Our board of directors will review and amend our dividend policy from time to time in light of our business plans and other factors.
Marshall Islands law generally prohibits the payment of dividends (i) other than from surplus, (ii) when a company is insolvent or (iii) if the payment of the dividend would render the company insolvent.
We believe that, under current law, any dividends that we may pay in the future from earnings and profits constitute “qualified dividend income” and as such are generally subject to a 20% United States federal income tax rate with respect to non-corporate United States shareholders. Distributions in excess of our earnings and profits will be treated first as a non-taxable return of capital to the extent of a United States shareholder’s tax basis in its common stock on a dollar-for-dollar basis and thereafter as capital gain. Please see the section of this registration statement entitled “Taxation” under Item 10.E for additional information relating to the tax treatment of our dividend payments.
B. Significant Changes
There have been no significant changes since the date of the combined carve-out financial statements included in this registration statement, other than those described in Note 3 “Subsequent events” of these statements.

Item 9.	The Offer and Listing
A. Offer and Listing Details
There currently is no existing public trading market for our common shares. However, we have applied to have our common shares listed on the Nasdaq Capital Market under the ticker symbol “EHLD”.
B. Plan of distribution
Our common shares will be distributed by Parent by the declaration and issuance of a distribution to holders of Parent’s common stock. The Spin-Off is conditioned on, among other things, obtaining various regulatory and third-party consents and approvals, including the approval of our request for our common shares to be listed on the Nasdaq Capital Market and the effectiveness of this registration statement. As of November 1, 2024, Parent has 7,000,169 shares of common stock outstanding. Each shareholder of the Parent will receive one common share for every two and a half shares of the Parent. Approximately, 2,800,068 common shares of the Company will be issued and outstanding.
The Spin-Off is not being underwritten by an investment bank or otherwise. The purpose of the Spin-Off is described in the section of this registration statement entitled “History and development of the Company”. Parent will pay any fees or other expenses incurred in connection with the Spin-Off and the application for the listing of our common shares on the Nasdaq Capital Market. We anticipate the aggregate fees and expenses in connection with the Spin-Off to be approximately $500,000.
C. Markets
Our common shares are expected to be listed and traded on the Nasdaq Capital Market under the symbol “EHLD”.
D. Selling Shareholders
Not Applicable.
E. Dilution
Not Applicable.
F. Expenses of the Issue
Not Applicable.
Item 10.	Additional Information
A. Share capital
The following is a summary of the description of our capital stock and the material terms of our articles of incorporation and bylaws.  Because the following is a summary, it does not contain all of the information that you may find useful. We refer you to our amended and restated articles of incorporation and bylaws, which are filed as exhibits 1.1 and 1.2 hereto, respectively, and are incorporated herein by reference.
Purpose
Our purpose, as stated in our amended and restated articles of incorporation, is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Marshall Islands Business Corporations Act, or the BCA. Our amended and restated articles of incorporation and bylaws do not impose any limitations on the ownership rights of our stockholders.

Authorized Capitalization
Under our amended and restated articles of incorporation, our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.01 per share, of which 500 shares are issued and outstanding, and 20,000,000 shares of preferred stock, par value $                 per share, of which                 shares are designated Series A Participating Preferred Stock, none of which is issued and outstanding. All of our shares of stock are in registered form.
Common Stock
Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of shares of common stock are entitled to receive ratably all dividends, if any, declared by our board of directors out of funds legally available for dividends. Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our common stock will be entitled to receive pro rata our remaining assets available for distribution. Holders of common stock do not have conversion, redemption or preemptive rights to subscribe to any of our securities. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of our preferred stock.
Preferred Stock
Our board of directors is authorized to provide for the issuance of preferred stock in one or more series with designations as may be stated in the resolution or resolutions providing for the issue of such preferred stock.  At the time that any series of our preferred stock is authorized, our board of directors will fix the dividend rights, any conversion rights, any voting rights, redemption provisions, liquidation preferences and any other rights, preferences, privileges and restrictions of that series, as well as the number of shares constituting that series and their designation.  Our board of directors could, without shareholder approval, cause us to issue preferred stock which has voting, conversion and other rights and preferences that could adversely affect the voting power and other rights of holders of our common stock or make it more difficult to effect a change in control.  In addition, preferred stock could be used to dilute the share ownership of persons seeking to obtain control of us and thereby hinder a possible takeover attempt which, if our shareholders were offered a premium over the market value of their shares, might be viewed as being beneficial to our shareholders. The material terms of any series of preferred stock that we offer through a prospectus supplement will be described in that prospectus supplement.
Preferred Stock Purchase Rights
We have entered into a Stockholders Rights Agreement, or the Rights Agreement, with American Stock Transfer and Trust Company, LLC.
Under the Rights Agreement, we will declare a dividend payable of one preferred stock purchase right, or Right, for each share of common stock outstanding immediately following the consummation of Diana Shipping’s distribution of our common shares. Each Right entitles the registered holder to purchase from us one one-thousandth of a share of Series A Participating Preferred Stock, par value $0.01 per share, at an exercise price of $        per share. The Rights will separate from the common stock and become exercisable only if a person or group acquires beneficial ownership of 15% or more of our common stock (including through entry into certain derivative positions) in a transaction not approved by our board of directors. In that situation, each holder of a Right (other than the acquiring person, whose Rights will become void and will not be exercisable) will have the right to purchase, upon payment of the exercise price, a number of shares of our common stock having a then-current market value equal to twice the exercise price. In addition, if the Company is acquired in a merger or other business combination after an acquiring person acquires 15% or more of our common stock, each holder of the Right will thereafter have the right to purchase, upon payment of the exercise price, a number of shares of common stock of the acquiring person having a then-current market value equal to twice the exercise price. The acquiring person will not be entitled to exercise these Rights. Until a Right is exercised, the holder of a Right will have no rights to vote or receive dividends or any other stockholder rights.
The Rights may have anti-takeover effects. The Rights will cause substantial dilution to any person or group that attempts to acquire us without the approval of our board of directors. As a result, the overall effect of the Rights may be to render more difficult or discourage any attempt to acquire us. Because our board of directors can approve a redemption of the Rights or a permitted offer, the Rights should not interfere with a merger or other business combination approved by our board of directors.
We have summarized the material terms and conditions of the Rights Agreement and the Rights below. For a complete description of the Rights, we encourage you to read the Rights Agreement, which we have filed as an exhibit hereto.

Detachment of the Rights
The Rights are attached to all certificates representing our currently outstanding common stock, or, in the case of uncertificated common shares registered in book entry form, which we refer to as “book entry shares,” by notation in book entry accounts reflecting ownership, and will attach to all common stock certificates and book entry shares we issue prior to the Rights distribution date that we describe below. The Rights are not exercisable until after the Rights distribution date and will expire 10 years after the date thereof, unless we redeem or exchange them earlier as we describe below. The Rights will separate from the common stock and a Rights distribution date would occur, subject to specified exceptions, on the earlier of the following two dates:
•	the 10th day after public announcement that a person or group has acquired ownership of 15% or more of the Company’s common stock; or
•
the 10th business day (or such later date as determined by the Company’s board of directors) after a person or group announces a tender or exchange offer which would result in that person or group holding 15% or more of the Company’s common stock.

“Acquiring person” is generally defined in the Rights Agreement as any person, together with all affiliates or associates, who beneficially owns 15% or more of the Company’s common stock. However, the Company, any subsidiary of the Company or any employee benefit plan of the Company or of any subsidiary of the Company, or any person holding shares of common stock for or pursuant to the terms of any such plan, are excluded from the definition of “acquiring person.” In addition, persons who beneficially own 15% or more of the Company’s common stock on the effective date of the Rights Agreement are excluded from the definition of “acquiring person” until such time as they acquire additional shares in excess of 2% of the Company’s then outstanding common stock as specified in the Rights Agreement for purposes of the Rights, and therefore, until such time, their ownership cannot trigger the Rights. For purposes of the Stockholders Rights Agreements, our Chairperson of the Board or any entity controlled by our Chairperson of the Board will not be considered an Acquiring Person regardless of the beneficial ownership. Specified “inadvertent” owners that would otherwise become an acquiring person, including those who would have this designation as a result of repurchases of common stock by us, will not become acquiring persons as a result of those transactions.
Our board of directors may defer the Rights distribution date in some circumstances, and some inadvertent acquisitions will not result in a person becoming an acquiring person if the person promptly divests itself of a sufficient number of shares of common stock.
Until the Rights distribution date:
•	our common stock certificates and book entry shares will evidence the Rights, and the Rights will be transferable only with those certificates; and
•	any new common stock will be issued with Rights and new certificates or book entry shares, as applicable, will contain a notation incorporating the Rights Agreement by reference.
As soon as practicable after the Rights distribution date, the Rights agent will mail certificates representing the Rights to holders of record of common stock at the close of business on that date. After the Rights distribution date, only separate Rights certificates will represent the Rights.
We will not issue Rights with any shares of common stock we issue after the Rights distribution date, except as our board of directors may otherwise determine.

Flip-In Event
A “flip-in event” will occur under the Rights Agreement when a person becomes an acquiring person other than pursuant to certain kinds of permitted offers. An offer is permitted under the Rights Agreement if a person will become an acquiring person pursuant to a merger or other acquisition agreement that has been approved by our board of directors prior to that person becoming an acquiring person.
If a flip-in event occurs and we have not previously redeemed the Rights as described under the heading “Redemption of Rights” below or, if the acquiring person acquires less than 50% of our outstanding common stock and we do not exchange the Rights as described under the heading “Exchange of Rights” below, each Right, other than any Right that has become void, as we describe below, will become exercisable at the time it is no longer redeemable for the number of shares of common stock, or, in some cases, cash, property or other of our securities, having a current market price equal to two times the exercise price of such right.
When a flip-in event occurs, all Rights that then are, or in some circumstances that were, beneficially owned by or transferred to an acquiring person or specified related parties will become void in the circumstances the Rights Agreement specifies.
Flip-Over Event
A “flip-over event” will occur under the Rights Agreement when, at any time after a person has become an acquiring person:
•	we are acquired in a merger or other business combination transaction, other than specified mergers that follow a permitted offer of the type we describe above; or
•	50% or more of our assets or earning power is sold or transferred.
If a flip-over event occurs, each holder of a Right, other than any Right that has become void as we describe under the heading “Flip-In Event” above, will have the right to receive the number of shares of common stock of the acquiring company which has a current market price equal to two times the exercise price of such Right.
Anti-dilution
The number of outstanding Rights associated with our common stock is subject to adjustment for any stock split, stock dividend or subdivision, combination or reclassification of our common stock occurring prior to the Rights distribution date. With some exceptions, the Rights Agreement will not require us to adjust the exercise price of the Rights until cumulative adjustments amount to at least 1% of the exercise price. It also will not require us to issue fractional shares of our Series A Participating Preferred Stock that are not integral multiples of one-thousandth of a share, and, instead we may make a cash adjustment based on the market price of the common stock on the last trading date prior to the date of exercise.
Redemption of Rights
At any time until the date on which the occurrence of a flip-in event is first publicly announced, we may order redemption of the Rights in whole, but not in part, at a redemption price of $0.01 per right. The redemption price is subject to adjustment for any stock split, stock dividend or similar transaction occurring before the date of redemption. At our option, we may pay that redemption price in cash or shares of common stock. The Rights are not exercisable after a flip-in event if they are timely redeemed by us or until ten days following the first public announcement of a flip-in event. If our board of directors timely orders the redemption of the Rights, the Rights will terminate on the effectiveness of that action.
Exchange of Rights
We may, at our option, exchange the Rights (other than Rights owned by an acquiring person or an affiliate or an associate of an acquiring person, which have become void), in whole or in part. The exchange will be at an exchange ratio of one share of common stock per right, subject to specified adjustments at any time after the occurrence of a flip-in event and prior to any person other than us or our existing stockholders becoming the beneficial owner of 50% or more of our outstanding common stock for the purposes of the Rights Agreement.

Amendment of Terms of Rights
During the time the Rights are redeemable, we may amend any of the provisions of the Rights Agreement, other than by decreasing the redemption price. Once the Rights cease to be redeemable, we generally may amend the provisions of the Rights Agreement, other than to decrease the redemption price, only as follows:
•	to cure any ambiguity, defect or inconsistency;
•	to make changes that do not materially adversely affect the interests of holders of Rights, excluding the interests of any acquiring person; or
•
to shorten or lengthen any time period under the Rights Agreement, except that we cannot lengthen the time period governing redemption or lengthen any time period that protects, enhances or clarifies the benefits of holders of Rights other than an acquiring person.

B. Memorandum and articles of association
Our current amended and restated articles of incorporation are filed as exhibit 1.1 hereto, and our current amended and restated bylaws are filed as exhibit 1.2 hereto. The information contained in these exhibits is incorporated by reference herein.
Information regarding the rights, preferences and restrictions attaching to each class of our shares is described in the section entitled “Item 10.A. – Share Capital” above.
C. Material contracts
Attached as exhibits to this registration statement are the contracts we consider to be both material and not entered into in the ordinary course of business, which (i) are to be performed in whole or in part on or after the filing date of this registration statement or (ii) were entered into not more than two years before the filing date of this registration statement. Other than these agreements, we have no material contracts, other than contracts entered into in the ordinary course of business, to which the Company or any member of the group is a party. A description of these is included in our description of our agreements in Item 7.B.
D. Exchange Controls
Under Marshall Islands, Panamanian, Liberian and Greek law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our securities.
E. Taxation
The following is a discussion of the material Marshall Islands and United States federal income tax considerations applicable to us and U.S. Holders and Non-U.S. Holders, each as discussed below, of our common stock.
Marshall Islands Tax Considerations
We are incorporated in the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by us to holders of our common stock that are not residents or domiciled or carrying any commercial activity in the Marshall Islands. The holders of our common stock will not be subject to Marshall Islands tax on the sale or other disposition of such common stock.
Liberian Tax Considerations
Certain of our subsidiaries are incorporated in the Republic of Liberia. Under the Consolidated Tax Amendments Act of 2010, our Liberian subsidiaries will be deemed non-resident Liberian corporations wholly exempted from Liberian taxation effective as of 1977, and distributions we make to our shareholders will be made free of any Liberian withholding tax.

United States Federal Income Tax
The following are the material United States federal income tax consequences to us of our activities and to U.S. Holders and Non-U.S. Holders, each as defined below, of our common stock. This discussion does not purport to deal with the tax consequences of owning our common shares to all categories of investors, some of which, such as financial institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, insurance companies, persons holding our common shares as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, traders in securities that have elected the mark-to-market method of accounting for their securities, persons liable for alternative minimum tax, persons who are investors in partners or other pass-through entities for U.S. federal income tax purposes, dealers in securities or currencies, U.S. Holders whose functional currency is not the U.S. dollar and investors that own, actually or under applicable constructive ownership rules, 10% or more of our stock, investors that are subject to “base erosion and anti-abuse tax” and investor that are required to recognize income no later than when such income is recognized on an applicable financial statement, may be subject to special rules. This discussion deals only with holders who purchased common shares in this offering and hold such common shares as a capital asset. The following discussion of United States federal income tax matters is based on the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the United States Department of the Treasury, or the Treasury Regulations, all as of the date of this registration statement, and all of which are subject to change, possibly with retroactive effect. This discussion is also based in part upon Treasury Regulations promulgated under Section 883 of the Code. The discussion below is based, in part, on the description of our business as described in “Business” above and assumes that we conduct our business as described in that section. References in the following discussion to “we” and “us” are to Euroholdings Ltd. and its subsidiaries on a consolidated basis.
United States Federal Income Taxation of Our Company
Taxation of Operating Income: In General
Unless exempt from United States federal income taxation under the rules discussed below, a foreign corporation is subject to United States federal income taxation in respect of any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, from the participation in a pool, partnership, strategic alliance, joint operating agreement, code sharing arrangement or other joint venture it directly or indirectly owns or participates in that generates such income, or from the performance of services directly related to those uses, which we refer to as “shipping income,” to the extent that the shipping income is derived from sources within the United States. For these purposes, 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States exclusive of certain U.S. territories and possessions constitutes income from sources within the United States, which we refer to as “U.S.-source shipping income.”
Shipping income attributable to transportation that both begins and ends in the United States is considered to be 100% from sources within the United States. We are not permitted by law to engage in transportation that produces income which is considered to be 100% from sources within the United States.
Shipping income attributable to transportation exclusively between non-United States ports will be considered to be 100% derived from sources outside the United States. Shipping income derived from sources outside the United States will not be subject to any United States federal income tax.
In the absence of exemption from tax under Section 883 of the Code, our gross U.S.-source shipping income would be subject to a 4% tax imposed without allowance for deductions as described below.

Exemption of Operating Income from United States Federal Income Taxation
Under Section 883 of the Code and the Treasury Regulations thereunder, we will be exempt from United States federal income taxation on our U.S.-source shipping income if:
•	we are organized in a foreign country, or our country of organization, that grants an “equivalent exemption” to corporations organized in the United States; and
either
•
more than 50% of the value of our stock is owned, directly or indirectly, by “qualified shareholders,” individuals who are “residents” of our country of organization or of another foreign country that grants an “equivalent exemption” to corporations organized in the United States, which we refer to as the “50% Ownership Test,” or

•
our stock is “primarily and regularly traded on an established securities market” in our country of organization, in another country that grants an “equivalent exemption” to United States corporations, or in the United States, which we refer to as the “Publicly-Traded Test.”

The Marshall Islands and Liberia, the jurisdictions where we and our ship-owning subsidiaries were incorporated, each grants an “equivalent exemption” to United States corporations. Therefore, we will be exempt from United States federal income taxation with respect to our U.S.-source shipping income if we satisfy either the 50% Ownership Test or the Publicly-Traded Test. Prior to our common shares being listed on the Nasdaq Capital Market, we intend to rely on the 50% Ownership Test to establish our exemption from U.S. federal income taxation on U.S. source gross transportation income. The following discussion applies to ownership of our common shares upon their listing on the Nasdaq Capital Market.
The Treasury Regulations provide, in pertinent part, that the stock of a foreign corporation will be considered to be “primarily traded” on an established securities market in a country if the number of shares of each class of stock that is traded during the taxable year on all established securities markets in that country exceeds the number of shares in each such class that is traded during that year on established securities markets in any other single country. Our common stock will be “primarily traded” on the Nasdaq Capital Market, which is an established securities market for these purposes.
The Treasury Regulations also require that our stock be “regularly traded” on an established securities market. Under the Treasury Regulations, our common shares will be considered to be “regularly traded” on an established securities market if one or more classes of our stock representing more than 50% of our outstanding stock, by both total combined voting power of all classes of stock entitled to vote and total value, are listed on such market, to which we refer as the Listing Threshold. Our common stock, which will be listed on the Nasdaq Capital Market and will be our only class of publicly-traded stock, will constitute more than 50% of our outstanding shares by value for the current taxable year, and accordingly, we anticipate that we will satisfy the listing threshold once our common shares are listed on the Nasdaq Capital Market.
It is further required that with respect to each class of stock relied upon to meet the Listing Threshold, (i) such class of stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or one-sixth of the days in a short taxable year, or the Trading Frequency Test; and (ii) the aggregate number of shares of such class of stock traded on such market during the taxable year is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year, or the Trading Volume Test. The Company currently satisfies and anticipates that it will continue to satisfy the Trading Frequency Test and Trading Volume Test. Even if this were not the case, the Treasury Regulations provide that the Trading Frequency Test and Trading Volume Tests will be deemed satisfied if, as will be the case with our common shares, such class of stock is traded on an established securities market in the United States and such class of stock is regularly quoted by dealers making a market in such stock.
Notwithstanding the foregoing, the Treasury Regulations provide, in pertinent part, that a class of stock will not be considered to be “regularly traded” on an established securities market for any taxable year during which 50% or more of the vote and value of the outstanding shares of such class are owned, actually or constructively under specified attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the vote and value of such class of outstanding shares, to which we refer as the “5% Override Rule.”

For purposes of being able to determine the persons who actually or constructively own 5% or more of the vote and value of our common shares, or 5% Shareholders, the Treasury Regulations permit us to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the United States Securities and Exchange Commission, or the SEC, as owning 5% or more of our common shares. The Treasury Regulations further provide that an investment company which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Shareholder for such purposes.
In the event the 5% Override Rule is triggered, the Treasury Regulations provide that the 5% Override Rule will nevertheless not apply if we can establish that within the group of 5% Shareholders, there are sufficient qualified shareholders for purposes of Section 883 to preclude non-qualified shareholders in such group from owning 50% or more of our common shares for more than half the number of days during the taxable year. In order to benefit from this exception to the 5% Override Rule, the Company must satisfy certain substantiation requirements in regards to the identity of its 5% Shareholders.
Provided that our common shares are traded for more than half the days in the current taxable year, we anticipate that we will be subject to the Five Percent Override Rule, but nonetheless anticipate that we will satisfy the Publicly Traded Test for the current taxable year because our nonqualified 5% Shareholders would not own more than 50% of our common stock for more than half of the days during the taxable year. No assurances can be given in this regard.
Taxation in Absence of Exemption
To the extent that the benefits of Section 883 are unavailable for any taxable year, our U.S.-source shipping income, to the extent not considered to be “effectively connected” with the conduct of a United States trade or business, as described below, was subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions which we refer to as the “4% gross basis tax regime”. Since under the sourcing rules described above, no more than 50% of our shipping income is treated as being derived from United States sources, the maximum effective rate of United States federal income tax on our shipping income will not exceed 2% under the 4% gross basis tax regime.
To the extent the benefits of the Section 883 of the Code are unavailable and our U.S.-source shipping income is considered to be “effectively connected” with the conduct of a United States trade or business, as described below, any such “effectively connected” U.S.-source shipping income, net of applicable deductions, would be subject to the United States federal corporate income tax currently imposed at a rate of 21%. In addition, we may be subject to the 30% United States federal “branch profits” taxes on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of such United States trade or business.
Our U.S.-source shipping income would be considered “effectively connected” with the conduct of a United States trade or business only if:
•	We have, or are considered to have, a fixed place of business in the United States involved in the earning of shipping income; and
•
substantially all of our U.S.-source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

We do not currently have, intend to have, or permit circumstances that would result in our having, any vessel sailing to or from the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of our shipping operations and other activities, it is anticipated that none of our United States source shipping income will be “effectively connected” with the conduct of a United States trade or business for any taxable year.

United States Taxation of Gain on Sale of Vessels
Regardless of whether we qualify for exemption under Section 883 of the Code, we will not be subject to United States federal income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under United States federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States. It is expected that any sale of a vessel by us will be considered to occur outside of the United States.
United States Federal Income Taxation of U.S. Holders
As used herein, the term “U.S. Holder” means a beneficial owner of common stock that is a United States citizen or resident, United States corporation or other United States entity taxable as a corporation, an estate the income of which is subject to United States federal income taxation regardless of its source, or a trust if (i) a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect to be treated as a United States person for United States federal income tax purposes.
This discussion does not purport to deal with the tax consequences of owning common stock to all categories of investors, some of which, such as dealers in securities, investors whose functional currency is not the United States dollar, persons subject to an alternative minimum tax, persons subject to the “base erosion and anti-avoidance” tax, persons required to recognize income for United States federal income tax purposes no later than when such income is reported on an “applicable financial statement” and investors that own, actually or under applicable constructive ownership rules, 10% or more of our common stock, may be subject to special rules. This discussion deals only with holders who hold the common stock as a capital asset. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under United States federal, state, local or foreign law of the ownership of common stock. This discussion does not address the tax consequences of owning our preferred stock.
If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common stock, you are encouraged to consult your tax advisor.
U.S. Federal Income Tax Treatment of the Spin-Off
Generally, any cash and the fair market value of property, such as the Company’s common shares in the hands of another corporation, that is distributed by such corporation will be treated as a distribution, as described below.  However, under Section 355 of the Code, a company may undergo a corporate division, such as the Spin-Off, and distribute stock of a controlled corporation, such as the Company when it was wholly-owned by Parent, on a tax-free basis if both the distributing and controlled corporations are treated as having been engaged in the conduct of an active trade or business for the prior five years and certain other requirements are met.  The Company and Parent do not believe that both the Company and Parent are able to satisfy all of the requirements imposed by Section 355 of the Code to treat the Spin-Off as a tax-free corporate division for U.S. federal income tax purposes.
If the Company and Parent are able to satisfy the requirements of the Section 355 of the Code, U.S. Holders that receive the Company’s common shares in the Spin-Off will not be treated as receiving a taxable dividend, as described below, and U.S. Holders that receive the Company’s common shares will generally be required to allocate a portion of such holder’s tax basis in its Parent common stock to the Company’s common shares the holder received in the Spin-Off.  The amount of that basis should be allocated in proportion to the relevant fair market values of the Parent’s common stock and the Company’s common shares.

The remainder of this discussion will assume that the Spin-Off will not qualify as a tax-free corporate division for U.S. federal income tax purposes.  U.S. Holders that receive the Company’s common shares in the Spin-Off will be treated as receiving a distribution from Parent. Any cash and the fair market value of property distributed will be treated as a dividend to the extent of the Parent’s current and accumulated earnings and profits, as determined under U.S. federal income tax principles. The Parent expects that, as of the date of the Spin-Off, it will not have a significant amount of current or accumulated earnings and profits for U.S. federal income tax purposes, although there is no certainty that this will be the case. To the extent the Spin-Off represents a distribution in excess of such accumulated earnings or profits, for a U.S. Holder of Parent common stock, any cash and the fair market value of property distributed will be treated first as a non-taxable return of capital dollar-for-dollar until such holder’s tax basis is $0, and thereafter as capital gain. Because Parent is not a United States corporation, U.S. Holders that are corporations will generally not be entitled to claim a dividends received deduction with respect to any distributions such corporate U.S. Holders receive. In addition, such U.S. Holders’ basis in the Company’s common shares received in the Spin-Off is equal to the fair market value as of the date of distribution of such shares. Please consult your personal tax advisor regarding the U.S. federal income tax consequences of the Spin-Off to you.
Distributions
Subject to the discussion of passive foreign investment companies below, any distributions made by us with respect to our common stock to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in his common stock on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a United States corporation, U.S. Holders that are corporations generally will not be entitled to claim a dividend received deduction with respect to any distributions they receive from us.
Dividends paid with respect to our common stock will generally be treated as “passive category income” or, in the case of certain types of U.S. Holders, “general category income” for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes. Dividends paid on our common stock to a U.S. Holder who is an individual, trust or estate, or a U.S. Individual Holder, will generally be treated as “qualified dividend income” that is taxable to such U.S. Individual Holders at preferential tax rates provided that (1) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be), (2) our common stock is readily tradable on an established securities market in the United States (such as the Nasdaq Capital Market, on which our common stock is listed), (3) the U.S. Individual Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend, and (4) the U.S. Individual Holder is not under an obligation (whether pursuant to a short sale or otherwise) to make payments with respect to positions in similar or related property. There is no assurance that any dividends paid on our common stock will be eligible for these preferential rates in the hands of a U.S. Individual Holder. Dividends paid on our stock prior to the date on which our common stock became listed on the Nasdaq Capital Market were not eligible for these preferential rates. Any dividends paid by us which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder.
Special rules may apply to any “extraordinary dividend” generally, a dividend paid by us in an amount which is equal to or in excess of ten percent of a shareholder’s adjusted tax basis (or fair market value in certain circumstances) in a share of our common stock. If we pay an “extraordinary dividend” on our common stock that is treated as “qualified dividend income,” then any loss derived by a U.S. Individual Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend.
Sale, Exchange or other Disposition of Common Stock
Assuming we do not constitute a passive foreign investment company for any taxable year, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common stock in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such stock. Such gain or loss will generally be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S.-source income or loss, as applicable, for United States foreign tax credit purposes. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

Passive Foreign Investment Company Status and Significant Tax Consequences
Special United States federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes. In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which such holder held our common stock, either:
•	at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or
•	at least 50% of the average value of our assets during such taxable year produce, or are held for the production of, passive income, which we refer to as “passive assets”.
For purposes of determining whether we are a PFIC, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25% of the value of the subsidiary’s stock. Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute “passive income” unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.
Based on our current operations and future projections, we do not believe that we are, nor do we expect to become, a PFIC with respect to any taxable year. Although there is no legal authority directly on point, and we are not relying upon an opinion of counsel on this issue, our belief is based principally on the position that, for purposes of determining whether we are a PFIC, the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities of our wholly-owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our wholly owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, should not constitute passive assets for purposes of determining whether we are a PFIC. We believe there is substantial legal authority supporting our position consisting of case law and United States Internal Revenue Service, or IRS, pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. Moreover, in the absence of any legal authority specifically relating to the statutory provisions governing PFICs, the IRS or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, there can be no assurance that the nature of our operations will not change in the future.
As discussed more fully below, if we were to be treated as a PFIC for any taxable year which included a U.S. Holder’s holding period in our common stock, then such U.S. Holder would be subject to different United States federal income taxation rules depending on whether the U.S. Holder makes an election to treat us as a “qualified electing fund,” which election we refer to as a “QEF election”. As an alternative to making a QEF election, a U.S. Holder should be able to make a “mark-to-market” election with respect to our common stock, as discussed below. In addition, if we were to be treated as a PFIC, a U.S. Holder of our common stock would be required to file annual information returns with the IRS.
In addition, if a U.S. Holder owns our common stock and we are a PFIC, such U.S. Holder must generally file IRS Form 8621 with the IRS.

U.S. Holders Making a Timely QEF Election
A U.S. Holder who makes a timely QEF election with respect to our common stock, or an Electing Holder, would report for United States federal income tax purposes his pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder. Our net operating losses or net capital losses would not pass through to the Electing Holder and will not offset our ordinary earnings or net capital gain reportable to the Electing Holder in subsequent years (although such losses would ultimately reduce the gain, or increase the loss, if any, recognized by the Electing Holder on the sale of his common stock). Distributions received from us by an Electing Holder are excluded from the Electing Holder’s gross income to the extent of the Electing Holder’s prior inclusions of our ordinary earnings and net capital gain. The Electing Holder’s tax basis in his common stock would be increased by any amount included in the Electing Holder’s income. Distributions received by an Electing Holder, which are not includible in income because they have been previously taxed, would decrease the Electing Holder’s tax basis in the common stock. An Electing Holder would generally recognize capital gain or loss on the sale or exchange of common stock.
U.S. Holders Making a Timely Mark-to-Market Election
A U.S. Holder who makes a timely mark-to-market election with respect to our common stock would include annually in the U.S. Holder’s income, as ordinary income, any excess of the fair market value of the common stock at the close of the taxable year over the U.S. Holder’s then adjusted tax basis in the common stock. The excess, if any, of the U.S. Holder’s adjusted tax basis at the close of the taxable year over the then fair market value of the common stock would be deductible in an amount equal to the lesser of the amount of the excess or the net mark-to-market gains that the U.S. Holder included in income in previous years with respect to the common stock. A U.S. Holder’s tax basis in his common stock would be adjusted to reflect any income or loss amount recognized pursuant to the mark-to market election. A U.S. Holder would recognize ordinary income or loss on a sale, exchange or other disposition of the common stock; provided, however, that any ordinary loss on the sale, exchange or other disposition may not exceed the net mark-to-market gains that the U.S. Holder included in income in previous years with respect to the common stock.
U.S. Holders Not Making a Timely QEF Election or Mark-to-Market Election
A U.S. Holder who does not make a timely QEF Election or a timely mark-to-market election, which we refer to as a “Non-Electing Holder”, would be subject to special rules with respect to (i) any “excess distribution” (generally, the portion of any distributions received by the Non-Electing Holder on the common stock in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common stock), and (ii) any gain realized on the sale or other disposition of the common stock. Under these rules, (i) the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s holding period for the common stock; (ii) the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, would be taxed as ordinary income; and (iii) the amount allocated to each of the other prior taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed tax deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. If a Non-Electing Holder dies while owning the common stock, the Non-Electing Holder’s successor would be ineligible to receive a step-up in the tax basis of that common stock.
United States Federal Income Taxation of “Non-U.S. Holders”
A beneficial owner of common stock (other than a partnership) that is not a U.S. Holder is referred to herein as a “Non-U.S. Holder.”

Dividends on Common Stock
Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on dividends received from us with respect to our common stock, unless that income is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of a United States income tax treaty with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.
Sale, Exchange or Other Disposition of Common Stock
Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common stock, unless:
•
such gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States, if the Non-U.S. Holder is entitled to the benefits of a United States income tax treaty with respect to that gain, that gain is taxable only if it is attributable to a permanent establishment maintained by the Non U.S. Holder in the United States; or

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.
If the Non-U.S. Holder is engaged in a United States trade or business for United States federal income tax purposes, the income from the common stock, including dividends and the gain from the sale, exchange or other disposition of the stock that is effectively connected with the conduct of that trade or business will generally be subject to regular United States federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, in the case of a corporate Non-U.S. Holder, its earnings and profits that are attributable to the effectively connected income, subject to certain adjustments, may be subject to an additional United States federal “branch profits” tax at a rate of 30%, or at a lower rate as may be specified by an applicable United States income tax treaty.
Backup Withholding and Information Reporting
In general, dividend payments, or other taxable distributions, made within the United States to you will be subject to information reporting requirements. Such payments will also be subject to backup withholding tax if a U.S. Individual Holder:
•	fails to provide an accurate taxpayer identification number;
•	is notified by the IRS that he failed to report all interest or dividends required to be shown on your United States federal income tax returns; or
•	in certain circumstances, fails to comply with applicable certification requirements.
Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on an appropriate IRS Form W-8.
If a shareholder sells our common stock to or through a United States office of a broker, the payment of the proceeds is subject to both United States backup withholding and information reporting unless the shareholder certifies that it is a non-U.S. person, under penalties of perjury, or the shareholder otherwise establishes an exemption. If a shareholder sells our common stock through a non-United States office of a non-United States broker and the sales proceeds are paid outside the United States then information reporting and backup withholding generally will not apply to that payment. However, United States information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the United States, if a shareholder sells our common stock through a non-United States office of a broker that is a United States person or has some other contacts with the United States.

Backup withholding is not an additional tax. Rather, a shareholder generally may obtain a refund of any amounts withheld under backup withholding rules that exceed the shareholder’s United States federal income tax liability by filing a refund claim with the IRS.
Individuals who are U.S. Holders (and to the extent specified in the applicable Treasury Regulations, certain individuals who are Non-U.S. Holders and certain United States entities) who hold “specified foreign financial assets” (as defined in Section 6038D of the Code and the applicable Treasury Regulations) are required to file IRS Form 8938 (Statement of Specified Foreign Financial Assets) with information relating to each such asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year. Specified foreign financial assets would include, among other assets, our common stock, unless the common stock were held through an account maintained with a United States financial institution. Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, the statute of limitations on the assessment and collection of United States federal income tax with respect to a taxable year for which the filing of IRS Form 8938 is required may not close until three years after the date on which IRS Form 8938 is filed. U.S. Holders (including United States entities) and Non-U.S. Holders are encouraged to consult their own tax advisors regarding their reporting obligations under Section 6038D of the Code.
Changes in Global Tax Laws
From time to time, we are subject to income and other taxes in various jurisdictions, and our results of operations and financial results may be affected by tax and other initiatives around the world. For instance, there is a high level of uncertainty in today’s tax environment stemming from global initiatives put forth by the Organisation for Economic Co-operation and Development’s (“OECD”) two-pillar base erosion and profit shifting project. In October 2021, members of the OECD put forth two proposals: (i) Pillar One reallocates profit to the market jurisdictions where sales arise versus physical presence; and (ii) Pillar Two compels multinational corporations with €750 million or more in annual revenue to pay a global minimum tax of 15% on income received in each country in which they operate. The reforms aim to level the playing field between countries by discouraging them from reducing their corporate income taxes to attract foreign business investment. Over 140 countries agreed to enact the two-pillar solution to address the challenges arising from the digitalization of the economy and, in 2024, these guidelines were declared effective and must now be enacted by those OECD member countries. Qualifying international shipping income is currently exempt from many aspects of this framework if the exemption requirements are met. If we are in the scope of OECD’s Pillar Two rules, including due to our inability to satisfy the requirements of the international shipping exemption, these changes, when and if enacted and implemented by various countries in which we do business, could increase the burden and costs of our tax compliance, the amount of taxes we incur in those jurisdictions and our global effective tax rate, which could have a material adverse impact on our results of operations and financial results.
We encourage each shareholder to consult with his, her or its own tax advisor as to particular tax consequences to it of holding and disposing of our common stock, including the applicability of any state, local or foreign tax laws and any proposed changes in applicable law.
F. Dividends and paying agents
We refer you to the section of this registration statement entitled Item 8. “Financial Information – Combined Carve-Out Statements and Other Information – Dividend Policy” for a discussion of our dividend policy.
G. Statement by experts
The combined carve-out financial statements of Euroholdings Ltd. Predecessor as of December 31, 2023 and 2022, and for each of the two years in the period ended December 31, 2023, included in this registration statement have been audited by Deloitte Certified Public Accountants S.A., independent registered public accounting firm, as stated in their report. Such financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.
The office of Deloitte Certified Public Accountants, S.A. is located at Fragoklissias 3a & Granikou Street, Maroussi, Athens 151 25, Greece.

H. Documents on display
When the SEC declares this registration statement effective, we will be subject to the informational requirements of the Securities Exchange Act. In accordance with these requirements we will file reports and other information with the SEC. These materials, including this registration statement on Form 20-F and the accompanying exhibits may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, NE, Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the SEC at its principal office in Washington, D.C. The SEC maintains a website (http://www.sec.gov.) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. In addition, our filings will be available on our website www.euroholdings.com. This web address is provided as an inactive textual reference only. Information contained on our website does not constitute part of this registration statement.
Shareholders may also request a copy of our filings at no cost by writing or telephoning us at the following address:
Euroholdings Ltd, 4 Messogiou & Evropis Street, Maroussi, GR 15124, Greece
I. Subsidiary information
Not Applicable.
Item 11.	Quantitative and Qualitative Disclosures about Market Risk
Interest Rate Fluctuation Risk
We are not currently subject to interest rate risk due to the full repayment of our outstanding indebtedness in March 2024.
Currency and Exchange Rates
We generate all of our revenues in U.S. dollars and our operating expenses are mainly in U.S. dollar. For accounting purposes, including throughout this registration statement, expenses incurred in other currencies are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. Because the portion of our expenses incurred in currencies other than the U.S. dollar is not significant, our expenses are not subject to fluctuations in exchange rates. Therefore, we are not engaged in derivative instruments to hedge those expenses.
The international containership shipping industry’s functional currency is the U.S. dollar. We generate all of our revenues in U.S. dollars, but incurred approximately 22% of our vessel operating expenses and drydocking expenses in 2023 in currencies other than U.S. dollars. Comparatively, in 2022 approximately 28.8% of our vessel operating expenses and drydocking expenses were in currencies other than U.S. dollars. During the first six months of 2024 and 2023, we incurred approximately 20% of our vessel operating expenses and drydocking expenses, respectively, in currencies other than U.S. dollars. In addition, our vessel management fee is denominated in Euros. As of June 30, 2024, approximately 59% of our outstanding trade accounts payable were denominated in currencies other than the U.S. dollar, mainly in Euros. We do not use currency exchange contracts to reduce the risk of adverse foreign currency movements, but we believe that our exposure from market rate fluctuations is unlikely to be material. Net foreign exchange gain for the year ended December 31, 2022 was $8,230, while the net foreign exchange loss for the year ended December 31, 2023 was $2,681; and for the six-month period ended June 30, 2024 the net foreign exchange loss was $4,122 while the six-month period ended June 30, 2023 was $6,270.
A hypothetical 10% immediate and uniform adverse move in all currency exchange rates from the rates in effect as of December 31, 2023, would have increased our vessel operating expenses and dry-docking expenses by approximately $0.15 million and the fair value of our outstanding trade accounts payable by approximately $0.03 million. Similarly, a hypothetical 10% immediate and uniform adverse move in all currency exchange rates from the rates in effect as of June 30, 2024, would have increased our vessel operating expenses and dry-docking expenses by approximately $0.06 million and the fair value of our outstanding trade accounts payable by approximately $0.01 million.

Item 12.	Description of Securities Other than Equity Securities
Not Applicable.

PART II
Item 13.	Defaults, Dividend Arrearages and Delinquencies
Not applicable.
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds
After the Spin-off, we will adopt a shareholder rights agreement effective and declare a dividend distribution of one preferred stock purchase right to purchase one one-thousandth of our Series A Participating Preferred Stock for each outstanding share of our common stock, to shareholders of record at the close of business of the day prioro to the Spin-off. Each right entitles the registered holder, upon the occurrence of certain events, to purchase from us one one-thousandth of a share of Series A Participating Preferred Stock at an exercise price of $1.00, subject to adjustment. The rights will expire on the earliest of (i) June 30, 2034 or (ii) redemption or exchange of the rights. The shareholder rights agreement was designed to enable us to protect shareholder interests in the event that an unsolicited attempt is made for a business combination with or takeover of the Company. We believe that the shareholder rights agreement should enhance the board of directors’ negotiating power on behalf of shareholders in the event of a coercive offer or proposal. We are not currently aware of any such offers or proposals and we adopted the plan as a matter of prudent corporate governance.
Item 15.	Controls and Procedures
Not applicable.
Item 16A.	Audit Committee Financial Expert
Not applicable.
Item 16B.	Code of Ethics
Not applicable.
Item 16C.	Principal Accountant Fees and Services
Not applicable.
Item 16D.	Exemptions from the Listing Standards for Audit Committees
Not applicable.
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers
None.
Item 16F.	Change in Registrant’s Certifying Accountant
Not applicable.

Item 16G.	Corporate Governance
Not applicable.
Item 16H.	Mine Safety Disclosure
Not applicable.
Item 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
Not applicable.
Item 16J.	Insider Trading Policies
Pursuant to applicable SEC transition guidance, the disclosure required by Item 16J will only be applicable to the Company from the fiscal year ending on December 31, 2024.
Item 16K.	Cybersecurity
Not applicable.
PART III
Item 17.	Financial Statements
See Item 18.
Item 18.	Financial Statements
The financial statements required by this Item 18 are filed as a part of this registration statement beginning on page F-1.
Item 19.	Exhibits
Exhibit
Number	Description
1.1	Amended and Restated Articles of Incorporation of the Company
1.2	By-laws of the Company
2.1	Form of Common Share Certificate*
4.1	Form of Stockholders Rights Agreement dated , 2024
4.2	Form of 2024 Equity Incentive Plan dated , 2024
4.3	Form of Management Agreement
4.4	Form of Right of First Refusal Agreement with Parent
4.5	Form of Contribution and Conveyance Agreement
4.6	Form of Registration Rights Agreement
8.1	Subsidiaries of the Company
15.1	Consent of Independent Registered Public Accounting Firm*
15.2	Consent of Seward & Kissel LLP*

* To be filed by amendment.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this registration statement on its behalf.
EUROHOLDINGS LTD.
/s/ Aristides J. Pittas
Aristides J. Pittas
Chief Executive Officer
Dated: November 29, 2024

Euroholdings Ltd. Predecessor
Combined carve-out financial statements

Index to combined carve-out financial statements

Pages

Report of Independent Registered Public Accounting Firm	F-2

Combined carve-out balance sheets as of December 31, 2022 and 2023	F-4

Combined carve-out income statements for the years ended December 31, 2022 and 2023	F-5

Combined carve-out statements of changes in net parent investment for the years ended December 31, 2022 and 2023	F-6

Combined carve-out statements of cash flows for the years ended December 31, 2022 and 2023	F-7

Notes to the combined carve-out financial statements	F-9

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Euroholdings Ltd.

Opinion on the Financial Statements

We have audited the accompanying combined carve-out balance sheets of Euroholdings Ltd. Predecessor (the “Company”) (see Note 1 to the combined carve-out financial statements) as of December 31, 2022 and 2023, the related combined carve-out income statements, combined carve-out statements of changes in net parent investment and cash flows, for each of the two years in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte Certified Public Accountants S.A.

Athens, Greece

September 23, 2024

We have served as the Company’s auditor since 2024.

Euroholdings Ltd. Predecessor
Combined carve-out Balance Sheets
December 31, 2022 and 2023
(All amounts, except share data, expressed in U.S. Dollars)

		December 31,	December 31,
	Notes	2022	2023
Assets
Current assets
Cash and cash equivalents		827,208	493,387
Trade accounts receivable, net		1,155,812	520,659
Other receivables		200,803	265,114
Inventories	3	287,089	304,229
Prepaid expenses		40,011	52,157
Due from related company	7	626,975	627,843
Total current assets		3,137,898	2,263,389

Long-term assets
Vessels, net	4	6,879,303	5,970,167
Total assets		10,017,201	8,233,556

Liabilities and net parent investment
Current liabilities
Long-term bank loan, current portion	8	680,400	680,400
Trade accounts payable		456,290	461,943
Accrued expenses	5	248,523	158,982
Deferred revenues		441,831	63,738
Total current liabilities		1,827,044	1,365,063

Long-term liabilities
Long-term bank loan, net of current portion	8	1,891,260	1,210,860
Total long-term liabilities		1,891,260	1,210,860
Total liabilities		3,718,304	2,575,923

Commitments and contingencies	10

Net parent investment		6,298,897	5,657,633

Total liabilities and net parent investment		10,017,201	8,233,556

The accompanying notes are an integral part of these combined carve-out financial statements.

Euroholdings Ltd. Predecessor
Combined carve-out income statements
Years ended December 31, 2022 and 2023
(All amounts, except for share data, expressed in U.S. Dollars)

	Notes	2022	2023
Revenues
Time charter revenue		25,863,714	17,458,102
Commissions (including $312,315 and $227,556, respectively, to related party)	7	(1,383,464)	(961,530)
Net revenue		24,480,250	16,496,572
Operating expenses / (income)
Voyage expenses	11	312,228	253,264
Vessel operating expenses (including $64,253 and $56,279, respectively, to related party)	7, 11	6,136,353	6,492,939
Vessel depreciation	4	1,347,216	1,465,858
Dry-docking expenses		793,571	888,266
Related party management fees	7	842,718	927,573
General and administrative expenses (including $425,360 and $436,493, respectively, to related party)	6	797,544	780,439
Other operating income	13	-	(2,271,816)
Total operating expenses, net		10,229,630	8,536,523
Operating income		14,250,620	7,960,049
Other (expenses) / income
Interest and other financing costs	8	(234,326)	(224,874)
Foreign exchange gain / (loss)		8,230	(2,681)
Other expenses, net		(226,096)	(227,555)
Net income		14,024,524	7,732,494

The accompanying notes are an integral part of these combined carve-out financial statements.

Euroholdings Ltd. Predecessor
Combined carve-out statement of changes in net parent investment
Years ended December 31, 2022 and 2023
(All amounts, except share data, expressed in U.S. Dollars)

Net parent investment
Balance, January 1, 2022	4,015,338
Net transfers to parent	(11,740,965)
Net income	14,024,524
Balance, December 31, 2022	6,298,897
Net transfers to parent	(8,373,758)
Net income	7,732,494
Balance, December 31, 2023	5,657,633

The accompanying notes are an integral part of these combined carve-out financial statements.

Euroholdings Ltd. Predecessor
Combined carve-out statements of cash flows
Years ended December 31, 2022 and 2023
(All amounts expressed in U.S. Dollars)

	2022	2023
Cash flows from operating activities:
Net income	14,024,524	7,732,494
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation	1,347,216	1,465,858
Amortization for deferred financing costs	26,025	19,600
Changes in operating assets and liabilities:
(Increase) / decrease in:
Trade accounts receivable	(873,721)	635,153
Other receivables	(118,131)	(64,311)
Due from related company	(37,758)	(868)
Inventories	41,982	(17,140)
Prepaid expenses	10,628	(12,146)
Increase / (decrease) in:
Trade accounts payable	(148,768)	5,653
Accrued expenses	2,497	(89,541)
Deferred revenues	(199,322)	(378,093)
Net cash provided by operating activities	14,075,172	9,296,659
Cash flows from investing activities:
Cash paid for vessel improvements	(201,381)	(556,722)
Net cash used in investing activities	(201,381)	(556,722)
Cash flows from financing activities:
Repayment of long-term bank loans	(3,084,460)	(700,000)
Net transfers to Parent	(11,740,965)	(8,373,758)
Net cash used in financing activities	(14,825,425)	(9,073,758)
Net decrease in cash and cash equivalents	(951,634)	(333,821)
Cash, cash equivalents and restricted cash at beginning of year	1,778,842	827,208
Cash, cash equivalents and restricted cash at end of year	827,208	493,387

Supplemental cash flow information:
Cash paid for interest	201,824	208,049

 The accompanying notes are an integral part of these combined carve-out financial statements

Euroholdings Ltd. Predecessor
Notes to the combined carve-out financial statements
as of December 31, 2022 and 2023 and for the
years ended December 31, 2022 and 2023
(All amounts expressed in U.S. Dollars)

1.	Basis of Presentation and General Information

Euroholdings Ltd., referred to herein as “Euroholdings”, was formed by Euroseas Ltd. (or “Euroseas” or “Parent Company”) on March 20, 2024 under the laws of the Republic of the Marshall Islands to serve as the holding company of three subsidiaries (the “Subsidiaries”) to be contributed by Euroseas to Euroholdings in connection with the spin-off of Euroseas’ vintage vessels (older than twenty-five years) as of December 31, 2023 (the “Spin-Off”). Euroseas will contribute these Subsidiaries to Euroholdings, in exchange for common shares in Euroholdings, which Euroseas, intends to distribute to holders of Euroseas common stock on a pro rata basis.

The accompanying predecessor combined carve-out financial statements are that of the Subsidiaries for all periods presented and using the historical carrying costs of the assets and the liabilities of the wholly owned Subsidiaries listed below from their dates of incorporation. The Subsidiaries are referred to as the Euroholdings Ltd. Predecessor (the “Predecessor” or the “Company”).

 The operations of the Company’s vessels are managed by Eurobulk Ltd. (“Eurobulk” or “Management Company” or “Manager”), a corporation controlled by members of the Pittas family. Eurobulk has an office in Greece located at 4 Messogiou & Evropis Street, Maroussi, Greece. The Manager provides the Company with a wide range of shipping services such as technical support and maintenance, insurance consulting, chartering, financial and accounting services and executive management services, in consideration for fixed and variable fees (see Note 7).

The Pittas family is the controlling shareholder of Friends Investment Company Inc., Containers Shareholders Trinity Ltd., Eurobulk Marine Holdings Inc. and Family United Navigation Co., which, in turn, collectively own 59.3% of Euroseas shares as of December 31, 2023.

The Company is engaged in the ocean transportation of containers through ownership and operation of container carrier ship-owning companies. Details of the Company’s wholly owned Subsidiaries are set out below:

●
Joanna Maritime Ltd., incorporated in the Republic of Liberia on June 10, 2013, owner of the Liberian flag 22,301 DWT / 1,732 TEU container carrier M/V “Joanna”, which was built in 1999 and acquired on July 4, 2013.

●
Jonathan John Shipping Ltd., incorporated in the Republic of the Marshall Islands on August 19, 2016, owner of the Panamanian flag 18,581 DWT / 1,439 TEU container carrier M/V “Aegean Express”, which was built in 1997 and acquired on September 29, 2016.

●
Diamantis Shipowners Ltd., incorporated in the Republic of Liberia on June 3, 2019, owner of the Liberian flag 30,360 DWT / 2,008 TEU container carrier M/V “Diamantis P”, which was built in 1998 and acquired on August 2, 2019.

Euroholdings Ltd. Predecessor
Notes to the combined carve-out financial statements
as of December 31, 2022 and 2023 and for the
years ended December 31, 2022 and 2023
(All amounts expressed in U.S. Dollars)

2.	Significant Accounting Policies

During the years ended December 31, 2022 and 2023, the following charterers individually accounted for more than 10% of the Company’s revenues as follows:

	Year ended December 31,
Charterer	2022	2023
Zim Integrated Shipping Services Ltd	39%	53%
CMA CGM, Marseille	24%	29%
Summit Shipping Line Pte. Ltd., Singapore	-	17%
New Golden Sea Shipping Pte. Ltd.	19%	-
Continental Shipping Line, Singapore	17%	-

Euroholdings Ltd. Predecessor
Notes to the combined carve-out financial statements
as of December 31, 2022 and 2023 and for the
years ended December 31, 2022 and 2023
(All amounts expressed in U.S. Dollars)

2.	Significant Accounting Policies – continued

Basis of presentation

The accompanying combined carve-out financial statements include the accounts of the legal entities comprising the Company as discussed in Note 1. These combined carve-out financial statements have been prepared on a stand-alone basis and are derived from the consolidated financial statements and accounting records of Euroseas. The combined carve-out financial statements reflect the financial position, results of operations and cash flows of the Predecessor as they were historically managed, in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and in conjunction with the rules and regulations of the Securities and Exchange Commission, or the SEC.

These financial statements are presented as if such businesses had been combined throughout the periods presented. All intercompany accounts and transactions between the entities comprising the Company have been eliminated. The Company has no common capital structure for the combined business and, accordingly, has not presented historical earnings per share.

The Company is dependent upon its Parent Company for a major part of its working capital and financing requirements as Euroseas Ltd. uses a centralized approach to cash management and financing of its operations. Financial transactions relating to the Company are accounted for through the net parent investment account. Accordingly, none of Euroseas Ltd.’s cash and cash equivalents or debt and the related interest expense at the corporate level have been assigned to the Company in the combined carve-out financial statements. Net parent contributions to equity, financing part or all of the acquisition cost of the vessels owned by the Subsidiaries are accounted for through the net parent investment account. Net parent investment represents Euroseas Ltd.’s interest in the Company’s net assets and includes the Company’s cumulative earnings as adjusted for cash distributions to and cash contributions from Euroseas Ltd. Transactions with Euroseas Ltd. are reflected in the accompanying combined carve-out statements of cash flows as a financing activity, in the combined carve-out statement of changes in net parent investment as “Net transfers to parent” and in the combined carve-out balance sheets within “Net parent investment”. Euroseas did not incur any debt in connection with the acquisition of the vessels, except for mortgage debt financing directly allocated to the Company (see Note 8). As a result, there was no intercompany financing excluded from the asset or liability balances.

The combined carve-out income statements reflect intercompany expense allocations made to Euroholdings Ltd. Predecessor by Euroseas for certain corporate functions and for shared services provided by Euroseas. These allocations were made by Euroseas on a pro-rata basis, based on the number of calendar days of Euroholdings’ vessels compared to the number of calendar days of the total Euroseas fleet. See Note 6. “General and administrative expenses” and Note 7. “Related Party Transactions” for further information on expenses allocated by Euroseas.

Both the Company and Euroseas consider the basis on which the expenses have been allocated to be a reasonable reflection of the utilization of services provided to or the benefit received by Euroholdings Ltd. Predecessor during the periods presented. Nevertheless, the combined carve-out financial statements may not be indicative of the Company’s future performance and may not include all of the actual expenses that would have been incurred by the Company as an independent publicly traded company or reflect the Company’s financial position, results of operations and cash flows that would have been reported if the Company had been a stand-alone entity during the periods presented.

Use of estimates

The preparation of the accompanying combined carve-out financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the combined carve-out financial statements, and the stated amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Euroholdings Ltd. Predecessor
Notes to the combined carve-out financial statements
as of December 31, 2022 and 2023 and for the
years ended December 31, 2022 and 2023
(All amounts expressed in U.S. Dollars)

2.	Significant Accounting Policies – continued

Other comprehensive income / (loss)

The Company has no other comprehensive income / (loss) and accordingly comprehensive income / (loss) equals net income / (loss) for all periods presented. As such, no statement of comprehensive income / (loss) has been presented.

Foreign currency translation

The Company’s functional currency is the U.S. dollar. Assets and liabilities denominated in foreign currencies are translated into U.S. dollars at exchange rates prevailing at the balance sheet date. Income and expenses denominated in foreign currencies are translated into U.S. dollars at exchange rates prevailing at the date of the transaction. The resulting exchange gains and/or losses on settlement or translation are included in the accompanying combined carve-out income statements.

Cash equivalents

Cash equivalents are cash in bank accounts, time deposits or other certificates purchased with an original maturity of three months or less.

Trade accounts receivable, net

The amount shown as trade accounts receivable, net, at each balance sheet date, includes trade receivables from time charters, net of any provision for doubtful debts. At each balance sheet date, the Company provides for doubtful accounts on the basis of specific identified doubtful receivables. No allowance for doubtful accounts was recorded for any of the periods presented.

Inventories

Inventories are stated at the lower of cost and net realizable value, which is the estimated selling price less reasonably predictable costs of disposal and transportation. Cost is determined using the FIFO (First-In First-Out) method.

Vessels

Vessels are stated at cost, which comprises the vessel contract price, costs of major repairs and improvements upon acquisition, direct delivery and other acquisition expenses to prepare the vessel for her initial voyage, less accumulated depreciation and impairment, if any. Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels; otherwise these amounts are charged to expense as incurred. Advances for vessels under construction are presented at cost, which includes shipyard installment payments and other vessel costs incurred during the construction period that are directly attributable to the construction of the vessels, including interest costs incurred during the construction period.

Expenditures for vessel repair and maintenance are charged against income in the period incurred.

Euroholdings Ltd. Predecessor
Notes to the combined carve-out financial statements
as of December 31, 2022 and 2023 and for the
years ended December 31, 2022 and 2023
(All amounts expressed in U.S. Dollars)

2.	Significant Accounting Policies - continued

Depreciation

Depreciation is calculated on a straight-line basis over the estimated useful life of the vessel with reference to the cost of the vessel, and estimated scrap value. Remaining useful lives of vessels are periodically reviewed and revised to recognize changes in conditions and such revisions, if any, are recognized over current and future periods. The Company estimates that its vessels have a useful life of 25 years from the completion of their construction. On nearing the completion of such period, each vessel’s useful life is further assessed based on the Company’s intentions of future use of such vessel and may be increased for up to 3 additional years. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted at the date such regulations are adopted. The estimated salvage value of each vessel is $250 per light weight ton as of December 31, 2022 and 2023.

Impairment of vessels

The Company reviews its vessels held for use for impairment whenever events or changes in circumstances indicate that the carrying amount of the vessels may not be recoverable. If indicators of impairment are present, the Company performs an analysis of the future undiscounted net operating cash flows of the related vessels. When the estimate of future undiscounted net operating cash flows, excluding interest charges, expected to be generated by the use and eventual disposition of the asset is less than its carrying amount, the Company records a charge under “Impairment loss” in the combined carve-out income statements, to reduce the vessel’s carrying value to its fair market value. In this respect, management regularly reviews the carrying amount of the vessels in connection with the estimated recoverable amount for each of the Company’s vessels. As of December 31, 2022 and 2023, there were no indicators of impairment for any of the Company’s vessels.

Insurance claims and insurance proceeds

Claims receivable are recorded on the accrual basis and represent the amounts to be received, net of deductibles incurred through each balance sheet date, for which recovery from insurance companies is probable and the claim is not subject to litigation. Claims receivable amount to $43,833 and $63,217 as of December 31, 2022 and 2023 and are presented under “Other receivables” in the combined carve-out balance sheets. Any remaining costs to complete the claims are included in accrued liabilities. Insurance proceeds are recorded according to type of claim that gives rise to the proceeds in the combined carve-out income statements and the combined carve-out statements of cash flow.

Euroholdings Ltd. Predecessor
Notes to the combined carve-out financial statements
as of December 31, 2022 and 2023 and for the
years ended December 31, 2022 and 2023
(All amounts expressed in U.S. Dollars)

2.	Significant Accounting Policies – continued

Revenue and expense recognition

Revenues are generated from time charters. Under a time charter agreement a contract is entered into for the use of a vessel for a specific period of time and a specified fixed or index-linked daily charter hire rate, which is generally payable 15 or 30 days in advance as determined in the charter party agreement. The duration of the contracts that the Company enters into depends on the market conditions, with the duration decreasing during weak market conditions. During 2022 and 2023 the duration of the Company’s time charter contracts ranged from 5 months to 3 years and certain time charter contracts included renewal options up to 3 months. Time charter revenue is recognized when a charter agreement exists, the vessel is made available to the charterer and collection of the related revenue is reasonably assured. A time charter generally provides typical warranties and owner protective restrictions. The Company’s time charter agreements are classified as operating leases pursuant to ASC 842, because (i) the vessel is an identifiable asset, (ii) the Company does not have substantive substitution rights and (iii) the charterer has the right to control the use of the vessel, during the term of the contract, and derives the economic benefits from such use.

The Company, making use of the practical expedient for lessors, elected not to separate the lease and non-lease components included in the time charter revenue because the pattern of revenue recognition for the lease and non-lease components (included in the daily hire rate) is the same and the lease component, if accounted for separately, would be classified as an operating lease. The nature of the lease component and non-lease component that are combined as a result of applying the respective practical expedient are the hire rate for a bareboat charter as well as the fee for expenses incurred running the vessel such as crewing expense, repairs, insurance, maintenance and lubricants, respectively. The lease component is the predominant component and the Company accounts for the combined component as an operating lease in accordance with ASC 842.

Both the lease component and non-lease component are earned by the passage of time. Revenues under a time charter contract are recognized on a straight-line basis over the term of the respective time charter agreements, beginning when the vessel is delivered to the charterer until it is redelivered back to the Company, and are recorded in “Time charter revenue” in the combined carve-out income statements. Time charter agreements may include ballast bonus payments made by the charterer which serve as compensation for the ballast trip of the vessel to the delivery port, which are deferred and also recognized on a straight-line basis over the charter period.

Charter fees received in advance are recorded as a liability (deferred revenue) until charter services are rendered.

Vessel operating expenses are comprised of all expenses relating to the operation of the vessels, including crewing, insurance, repairs and maintenance, stores, lubricants, spares and consumables, professional and legal fees and miscellaneous expenses. In a time charter contract, the Company is responsible for all the costs incurred for running the vessel such as crew costs, vessel insurance, repairs and maintenance and lubricants. Vessel operating expenses are recognized as incurred; payments in advance of services or use are recorded as prepaid expenses. Under time charter agreements, voyage expenses which are also recognized as incurred by the Company include costs for draft surveys, holds cleaning, postage, extra war risk insurance and other minor miscellaneous expenses related to the voyage. The charterer is responsible for paying the voyage related costs, such as the cost of bunkers, port charges, canal tolls and other voyage expenses whilst the vessel is on time charter. Certain voyage expenses paid by the Company, such as extra war risk insurance and holds cleaning may be recovered from the charterer; such amounts recovered are recorded as other income within “Time charter revenue” in the combined carve-out income statements.

Euroholdings Ltd. Predecessor
Notes to the combined carve-out financial statements
as of December 31, 2022 and 2023 and for the
years ended December 31, 2022 and 2023
(All amounts expressed in U.S. Dollars)

2.	Significant Accounting Policies – continued

Commissions

Commissions (address and brokerage), regardless of charter type, are always paid by the Company, are deferred and amortized over the related charter period and are presented as a separate line item in revenues to arrive at net revenues in the accompanying combined carve-out income statements.

Dry-docking and special survey expenses

Dry-docking and special survey expenses are expensed as incurred.

Pension and retirement benefit obligations – crew

The ship-owning companies contract the crews on board the vessels under short-term contracts (usually up to 9 months). Accordingly, they are not liable for any pension or post-retirement benefits.

Financing costs

Fees paid to lenders or required to be paid to third parties on the lenders’ behalf for obtaining new loans or for refinancing or amending existing loans, are presented on the balance sheet as a direct deduction from the carrying amount of that debt liability, similar to debt discounts. These costs are amortized as interest and other financing costs over the duration of the underlying loan using the effective interest method. Any unamortized balance of costs relating to debt repaid or refinanced that meet the criteria for Debt Extinguishment pursuant to the provisions of Subtopic 470-50 “Modifications and Extinguishments”, is expensed in the period in which the repayment is made or refinancing occurs. Any unamortized balance of costs relating to debt refinanced that do not meet the criteria for Debt Extinguishment, are amortized over the term of the refinanced debt.

Segment reporting

The Company reports financial information and evaluates its operations by total charter revenues and not by the type of vessel, length of vessel employment, customer or type of charter. As a result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet and thus the Company has determined that it operates under one reportable segment, that of operating container carriers. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographical information is impracticable.

Recent accounting pronouncements

In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-07, Improvements to Reportable Segment Disclosures (“ASU 2023-07”). ASU 2023-07 expands reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss, and an amount and description of its composition for other segment items and interim disclosures of a reportable segment’s profit or loss and assets. ASU 2023-07 also requires that all segment-related disclosures required by FASB Topic 280 (Segment Reporting) be made by entities that have a single reportable segment. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024 and early adoption is permitted. The Company does not believe the adoption of ASU No. 2023-07 will have a material effect on its financial position, results of operations and cash flows.

Euroholdings Ltd. Predecessor
Notes to the combined carve-out financial statements
as of December 31, 2022 and 2023 and for the
years ended December 31, 2022 and 2023
(All amounts expressed in U.S. Dollars)

2.	Significant Accounting Policies – continued

Recent accounting pronouncements

In March 2024, the Securities and Exchange Commission (“SEC”) adopted climate-related reporting rules, The Enhancement and Standardization of Climate-Related Disclosures for Investors (the “SEC Climate Reporting Rules”). In April 2024, the SEC voluntarily stayed the implementation of the final rules. The SEC Climate Reporting Rules, if they become effective as adopted, would require the following financial statement disclosures for Non-Accelerated filers:
•          Expenditures and capitalized costs, excluding recoveries, incurred related to severe weather events and natural events are required, if such expenditures exceed defined disclosure thresholds. In addition, a description of material estimates and assumptions used to produce the financial statement disclosures are required.
•          If the use of carbon offsets or renewable energy credits (“RECs”) are a material component of the registrant’s plans to achieve climate-related targets or goals, disclosure of carbon offsets and RECs beginning and ending balances, amounts expensed, capitalized costs and losses are required to be presented in the financial statements.
The disclosures will be phased in, with the financial statement disclosures required for annual periods beginning in 2027. The Company continues to monitor the status of the SEC Climate Reporting Rules and evaluate the additional disclosures required.

3.	Inventories

Inventories consisted of the following:

	2022	2023
Lubricants	287,089	304,229
Total	287,089	304,229

Euroholdings Ltd. Predecessor
Notes to the combined carve-out financial statements
as of December 31, 2022 and 2023 and for the
years ended December 31, 2022 and 2023
(All amounts expressed in U.S. Dollars)

4.	Vessels, Net

The amounts in the accompanying combined carve-out balance sheets are as follows:

	Cost	Accumulated Depreciation	Net Book Value
Balance, January 1, 2022	14,460,607	(6,435,468)	8,025,139
- Depreciation for the year	-	(1,347,216)	(1,347,216)
- Vessel improvements	201,380	-	201,380
Balance, December 31, 2022	14,661,987	(7,782,684)	6,879,303
- Depreciation for the year	-	(1,465,858)	(1,465,858)
- Vessel improvements	556,722	-	556,722
Balance, December 31, 2023	15,218,709	(9,248,542)	5,970,167

As of December 31, 2022 and 2023, there was no indication of impairment for the vessels as estimated fair value of each vessel exceeded its net book value.

As of December 31, 2023, one of the Company’s vessels, M/V “Aegean Express”, with a net carrying value of $1.5 million,  has been mortgaged as collateral under the Company’s loan agreement (refer Note 8).

Vessel improvements for the year ended December 31, 2022, mainly refer to the installation of smart monitoring systems onboard the Company’s vessels, for a total cost of $0.2 million. During the year ended December 31, 2023, two vessels completed the installation of the Water Ballast Treatment (“WBT”) systems with a total cost of $0.56 million. All these installations qualified as vessel improvements and were therefore capitalized.

On nearing the end of the initially estimated economic useful life of “Aegean Express” and “Diamantis P.” in 2022 and 2023, respectively, each vessel’s useful life was further assessed from 25 years based on the Company’s intentions of future use of such vessel and was increased by 3 additional years up to each vessel’s next drydocking. This change in accounting estimate did not have any impact in the Company’s net income, given that both vessels were fully depreciated at the time of change of this accounting estimate.

5.	Accrued Expenses

The accrued expenses consisted of:

	December 31, 2022	December 31, 2023
Accrued payroll expenses	21,565	69,715
Accrued interest expense	14,991	12,216
Accrued commissions	10,463	3,030
Other accrued expenses	201,504	74,021
Total	248,523	158,982

Euroholdings Ltd. Predecessor
Notes to the combined carve-out financial statements
as of December 31, 2022 and 2023 and for the
years ended December 31, 2022 and 2023
(All amounts expressed in U.S. Dollars)

6.	General and administrative expenses

General and administrative expenses represent an allocation of the expenses incurred by Euroseas based on the number of calendar days of Euroholdings’ vessels compared to the number of calendar days of the total Euroseas fleet. These expenses consisted mainly of executive compensation, professional fees, directors’ liability insurance and reimbursement of directors’ and officers’ travel-related expenses.

7.	Related Party Transactions

The Company’s vessel owning companies are parties to management agreements with the Manager (see Note 1) which is controlled by members of the Pittas family, whereby the Manager provides technical and commercial vessel management for a fixed daily management fee (see below), under Euroseas’ Master Management Agreement (“MMA”) with Eurobulk. An additional fixed management fee (see below) is paid to the Manager for the provision of management executive services.

The MMA with Eurobulk provides for an annual adjustment of the daily vessel management fee due to inflation to take effect January 1 of each year. The vessel management fee for laid-up vessels is half of the daily fee for the period they are laid-up. The MMA can be terminated by Eurobulk only for cause or by either party under other limited circumstances, such as sale of the Company or Eurobulk or the bankruptcy of either party. The MMA, as periodically amended and restated, will automatically be extended after each five-year period for an additional five-year period unless terminated on or before the 90th day preceding the termination date. Pursuant to the MMA, each ship owning company has signed – and each future ship owning company when a vessel is acquired will sign - with the Manager, a management agreement with the rate and term of these agreements set in the MMA effective at such time.

The MMA was renewed on January 1, 2018 for an additional five-year term until January 1, 2023. From January 1, 2022, the vessel fixed management fee was adjusted for inflation to Euro 720 (approximately $792, using the exchange rate as of December 31, 2023, which was $1.10 per euro) per day per vessel in operation and Euro 360 (approximately $396, using the exchange rate as of December 31, 2023, which was $1.10 per euro) per day per vessel in lay-up. The MMA was further renewed on January 1, 2023 for an additional five-year term until January 1, 2028. From January 1, 2023, the vessel fixed management fee was adjusted for inflation to Euro 775 (approximately $853, using the exchange rate as of December 31, 2023, which was $1.10 per euro) per day per vessel in operation and Euro 387.5 (approximately $426, using the exchange rate as of December 31, 2023) per day per vessel in lay-up. From January 1, 2024, the vessel fixed management fee was adjusted for inflation at Euro 810 (approximately $891, using the exchange rate as of December 31, 2023) per day per vessel in operation and Euro 405 (approximately $446, using the exchange rate as of December 31, 2023) per day per vessel in lay-up.

Euroholdings Ltd. Predecessor
Notes to the combined carve-out financial statements
as of December 31, 2022 and 2023 and for the
years ended December 31, 2022 and 2023
(All amounts expressed in U.S. Dollars)

7.	Related Party Transactions - continued

Vessel management fees paid to the Manager amounted to $842,718 and $927,573 in 2022 and 2023, respectively, and are recorded under “Related party management fees” in the combined carve-out income statements.

An additional fixed management fee is paid to Eurobulk relating to executive compensation. The amount of such executive compensation (including the additional special bonus paid to the Manager’s employees and consultants) allocated to the Company was based on the proportion of the number of calendar days that related to Euroholdings’ vessels to the number of days of the entire fleet of Euroseas. This amount was $425,360 and $436,493 for 2022 and 2023, respectively.

Amounts due to or from related company represent net disbursements and collections made on behalf of the vessel-owning companies by the Management Company during the normal course of operations for which a right of off-set exists. As of December 31, 2022, the amount due from related company was $626,975. As of December 31, 2023, the amount due from related company was $627,843.  Additionally, based on the MMA between our Parent Company and the Manager an estimate of the next month’s operating expenses, expected dry-dock expenses, vessel management fee and fee for management executive services are to be advanced by the Company’s ship-owning subsidiaries in the beginning of each month or the end of the previous month to the Manager.

Euroholdings will sign new MMA with the Manager that will take effect upon the completion of the Spin-Off. Euroholdings’ MMA will be substantially on the same terms as the MMA between Euroseas and Eurobulk relating to the vessels that were previously owned by Euroseas described above.

The Company uses brokers for various services, as is industry practice. Eurochart S.A. (“Eurochart”), an affiliated company controlled by certain members of the Pittas family, provides vessel sale and purchase services, and chartering services to the Company whereby the Company pays commission of 1% of the vessel sales price and 1.25% of charter revenues. A commission of 1% of the purchase price is also paid to Eurochart by the seller of the vessel for the acquisitions the Company makes using Eurochart’s services. There were no commissions to Eurochart for vessel sales or acquisitions in 2022 and 2023. Commissions to Eurochart for chartering services were $312,315 and $227,556 in 2022 and 2023, respectively, recorded in “Commissions” in the combined carve-out income statements.

Certain members of the Pittas family, together with another unrelated ship management company, have formed a joint venture with the insurance broker Sentinel Maritime Services Inc. (“Sentinel”). Technomar Crew Management Services Corp (“Technomar”) is a company owned by certain members of the Pittas family, together with another unrelated ship management company, which provides crewing services. Sentinel is paid a commission on insurance premiums not exceeding 5%; Technomar is paid a fee of about $50 per crew member per month. Total fees charged by Sentinel and Technomar were $21,489 and $42,764 in 2022 and $18,756 and $37,523 in 2023, respectively. These amounts are recorded in “Vessel operating expenses” in the combined carve-out income statements.

Euroholdings Ltd. Predecessor
Notes to the combined carve-out financial statements
as of December 31, 2022 and 2023 and for the
years ended December 31, 2021, 2022 and 2023
(All amounts expressed in U.S. Dollars)

8.	Long-Term Bank Loans

These consist of bank loans of the ship-owning companies and are as follows:

Borrower		December 31, 2022	December 31, 2023
Jonathan John Shipping Ltd. / Corfu Navigation Ltd.	(a)	2,625,000	1,925,000
Diamantis Shipowners Ltd.	(b)	-	-
		2,625,000	1,925,000
Less: Current portion		(700,000)	(700,000)
Long-term portion		1,925,000	1,225,000
Deferred charges, current portion		19,600	19,600
Deferred charges, long-term portion		33,740	14,140
Long-term bank loan, current portion net of deferred charges		680,400	680,400
Long-term bank loan, long-term portion net of deferred charges		1,891,260	1,210,860

The future annual loan repayments are as follows:

To December 31:
2024	700,000
2025	1,225,000
Total	1,925,000

Euroholdings Ltd. Predecessor
Notes to consolidated financial statements
as of December 31, 2022 and 2023 and for the
years ended December 31, 2021, 2022 and 2023
(All amounts expressed in U.S. Dollars)

8.	Long-Term Bank Loans – continued

(a)
On September 6, 2021, the Company signed a term loan facility with Sinopac Capital International (HK) Limited (“Sinopac”) for an amount of up to $10,000,000, in order to refinance the existing indebtedness of M/V “Aegean Express” and M/V “EM Corfu”, a vessel that is owned by our Parent Company, amounting to $5,525,000 as of the date of refinancing, and for working capital purposes. The facility was available in two advances. Both advances of $3,500,000 and $6,500,000 were drawn on September 9, 2021 by Jonathan John Shipping Ltd. and Corfu Navigation Ltd. as the borrowers. The loan is payable in sixteen consecutive quarterly installments of $500,000 each, followed by a balloon payment of $2,000,000 to be paid together with the last installment in September 2025. The loan assigned to M/V “Aegean Express” was $3,500,000 and was payable in 16 instalments of $175,000 each and a balloon of $700,000 to be paid together with the last installment in September 2025. The loan bore interest at Secured Overnight Financing Rate, or “SOFR” plus credit adjustment spread, plus a margin of 3.50% and was secured with the following: (i) first priority mortgages over M/V “Aegean Express” and M/V “EM Corfu”, (ii) first assignment of earnings and insurance of the abovementioned vessels and (iii) other covenants and guarantees similar to the remaining loans of the Company. The security cover ratio covenant for this facility stands at 120%. The loan was fully repaid in March 2024.

(b)
On July 29, 2019, the Company signed a term loan facility with Piraeus Bank S.A. (“Piraeus”) for an amount not exceeding the lesser between $4,000,000 and 90% of the scrap value of M/V “Diamantis P”. On July 31, 2019, a loan of $3,667,680 was drawn by Diamantis Shipowners Ltd. to partly finance the acquisition of M/V “Diamantis P”. The loan was payable in twelve equal consecutive quarterly installments of $160,460 plus a balloon amount of $1,742,160 payable together with the last instalment in July 2022. The margin of the loan was 3.50% over LIBOR. On July 29, 2020, the Company signed a supplemental agreement with Piraeus under which it was agreed to defer the amount of $160,460, representing half of the installments of the third and the fourth quarter of 2020 to be repaid together with the balloon payment in July 2022, increasing the balloon amount to $1,902,620. On July 29, 2022, Diamantis Shipowners Ltd. repaid the full amount of outstanding indebtedness amounting to $2,063,540, and became unencumbered.

In addition to the terms specific to the bank loans described above, the above bank loans were secured with a pledge of all the issued shares of each borrower.

The bank loan agreements also contained covenants such as additional indebtedness and mortgage of vessel without the lender’s prior consent, sale of vessel, sale of capital stock of Euroseas, ability to make investments and other capital expenditures and entering in mergers or acquisitions. As of December 31, 2023, all the debt covenants were satisfied.

The publication of U.S. Dollar London Interbank Offered Rate (“LIBOR”) for the one-week and two-month U.S. Dollar LIBOR tenors ceased on December 31, 2021, and the ICE Benchmark Administration (“IBA”), the administrator of LIBOR, with the support of the United States Federal Reserve and the United Kingdom’s Financial Conduct Authority, ceased all other U.S. Dollar LIBOR tenors on June 30, 2023. The United States Federal Reserve concurrently issued a statement advising banks to cease issuing U.S. Dollar LIBOR instruments after 2021. As such, the Company transitioned its existing loan agreement from U.S. Dollar LIBOR to an alternative reference rate prior to June 2023.

Interest expense for the years ended December 31, 2022 and 2023 amounted to $208,300 and $205,274 respectively.

Euroholdings Ltd. Predecessor
Notes to consolidated financial statements
as of December 31, 2022 and 2023 and for the
years ended December 31, 2021, 2022 and 2023
(All amounts expressed in U.S. Dollars)

8.	Income Taxes

Under the laws of the countries of the companies’ incorporation and/or vessels’ registration, the companies are not subject to tax on international shipping income, however, they are subject to registration and tonnage taxes, which have been included in “Vessel operating expenses” in the combined carve-out income statements.

Under the United States Internal Revenue Code of 1986, as amended (the “Code”), the U.S. source gross transportation income of a ship-owning or chartering corporation, such as the Company, is subject to a 4% U.S. Federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the Treasury Regulations promulgated thereunder. U.S. source gross transportation income consists of 50% of the gross shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States.

Under the Code, a corporation will be exempt from U.S. federal income tax if its stock is primarily and regularly traded on an established securities market in its country of organization, in another country that grants an “equivalent exemption” to United States corporations, or in the United States, which is referred to as the “Publicly Traded Test”. Under IRS regulations, a Company’s shares will be considered to be regularly traded on an established securities market if (i) one or more classes of its shares representing 50% or more of its outstanding shares, by voting power of all classes of shares of the corporation entitled to vote and of the total value of the shares of the corporation, are listed on the market and (ii) (A) such class of shares is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or one sixth of the days in a short taxable year; and (B) the aggregate number of shares of such class of shares traded on such market during the taxable year must be at least 10% of the average number of shares of such class of shares outstanding during such year or as appropriately adjusted in the case of a short taxable year.  Notwithstanding the foregoing, the treasury regulations provide, in pertinent part, that a class of the Company’s shares will not be considered to be “regularly traded” on an established securities market for any taxable year in which 50% or more of the vote and value of the outstanding shares of such class are owned, actually or constructively under specified share attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the vote and value of such class of the Company’s outstanding shares (“5% Override Rule”).

The Company’s Parent’s stock has been trading on NASDAQ since 2007. For the taxable years 2021, 2022 and 2023 the Company believes that it was exempt from U.S. federal income tax of 4% on U.S. source shipping income, as it believes that its Parent was subject to the 5% Override Rule, but nonetheless satisfied the Publicly Traded Test for the respective years, because the non-qualified 5% shareholders did not own more than 50% of the Company’s common stock for more than half of the days during the taxable years.

Euroholdings Ltd. Predecessor
Notes to consolidated financial statements
as of December 31, 2022 and 2023 and for the
years ended December 31, 2021, 2022 and 2023
(All amounts expressed in U.S. Dollars)

9.	Commitments and Contingencies

There are no material legal proceedings to which the Company is a party or to which any of its properties are subject, other than routine litigation incidental to the Company’s business. In the opinion of the management, the disposition of these lawsuits should not have a material impact on the consolidated results of operations, financial position and cash flows.

As of December 31, 2023, future gross minimum revenues under non-cancellable time charter agreements total $10.24 million, due in the year ending December 31, 2024. In arriving at the future gross minimum revenues, the Company has deducted an estimated one off-hire day per quarter plus estimated off-hire time required for scheduled intermediate and special surveys of the vessels, if applicable. Such off-hire estimate may not be reflective of the actual off-hire in the future. In addition, the actual revenues could be affected by early delivery of the vessel by the charterers or any exercise of the charterers’ options to extend the terms of the charters, which however cannot be estimated and hence not reflected above.

10.	Voyage Expenses and Vessel Operating Expenses

These consisted of:

	Year ended December 31,
	2022	2023
Voyage expenses
Port charges and canal dues	140,165	67,855
Bunkers	172,063	185,409
Total	312,228	253,264

Vessel operating expenses
Crew wages and related costs	3,182,317	3,310,347
Insurance	676,620	660,898
Repairs and maintenance	251,661	209,259
Lubricants	575,018	463,440
Spares and consumable stores	1,141,448	1,502,020
Professional and legal fees	39,318	91,919
Other	269,971	255,056
Total	6,136,353	6,492,939

Euroholdings Ltd. Predecessor
Notes to the combined carve-out financial statements
as of December 31, 2022 and 2023 and for the
years ended December 31, 2021, 2022 and 2023
(All amounts expressed in U.S. Dollars)

11.	Financial Instruments

The principal financial assets of the Company consist of cash and cash equivalents, trade accounts receivable, other receivables, and amount due from related company. The principal financial liabilities of the Company consist of long-term bank loan, trade accounts payable and accrued expenses.

Interest rate risk

The Group’s exposure to cash flow interest rate risk arises from its floating rate of long-term bank loan (Note 8). As of December 31, 2023, the Group has not entered into any interest rate swap agreements and hence is exposed to changes in SOFR rates.

Concentration of credit risk

Financial instruments, which potentially subject the Company to significant concentration of credit risk consist primarily of cash and trade accounts receivable. The Company places its temporary cash investments, consisting mostly of deposits, with high credit quality financial institutions. The Company performs periodic evaluation of the relative credit standing of these financial institutions that are considered in the Company’s investment strategy. The Company limits its credit risk with trade accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its trade accounts receivable as the Company in most cases gets paid in advance.

Fair value of financial instruments

The Company follows guidance relating to “Fair value measurements”, which establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosure about fair value measurements. This statement enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities;

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data;

Level 3: Unobservable inputs that are not corroborated by market data.

The estimated fair values of the Company’s financial instruments such as cash and cash equivalents, trade accounts receivable, trade accounts payable, accrued expenses and amount due from related company approximate their individual carrying amounts as of December 31, 2022 and 2023, due to their short-term maturity. Cash and cash equivalents are considered Level 1 items as they represent liquid assets with short-term maturities. The fair value of the Company’s long-term bank loan, bearing interest at variable interest rate approximates its recorded value as of December 31, 2023, due to the variable interest rate nature thereof. SOFR rates are observable at commonly quoted intervals for the full terms of the loan and hence fair value of the long-term bank loan is considered Level 2 item in accordance with the fair value hierarchy due to its variable interest rate.

Euroholdings Ltd. Predecessor
Notes to the combined carve-out financial statements
as of December 31, 2022 and 2023 and for the
years ended December 31, 2021, 2022 and 2023
(All amounts expressed in U.S. Dollars)

12.	Other operating income

In the year ended December 31, 2023, the Company recognized “Other operating income” of $2.27 million. The amount relates to loss of hire insurance in relation to M/V Aegean Express presented under “Other operating income” in the combined carve-out income statements for the year ended December 31, 2023.

13.	Subsequent Events

The Company evaluated subsequent events up to September 23, 2024, the date the combined carve-out financial statements were available to be issued.

Euroholdings Ltd. Predecessor
Unaudited interim condensed combined carve-out financial statements

Index to unaudited interim condensed combined carve-out financial statements

Pages

Unaudited interim condensed combined carve-out balance sheets as of December 31, 2023 and June 30, 2024	F-2

Unaudited interim condensed combined carve-out income statements for the six months ended June 30, 2023 and 2024	F-3

Unaudited interim condensed combined carve-out statements of changes in net parent investment for the six months ended June 30, 2023 and 2024	F-4

Unaudited interim condensed combined carve-out statements of cash flows for the six months ended June 30, 2023 and 2024	F-5

Notes to the unaudited interim condensed combined carve-out financial statements	F-6

F-1

Euroholdings Ltd. Predecessor
Unaudited interim condensed combined carve-out Balance Sheets
December 31, 2023 and June 30, 2024
(All amounts expressed in U.S. Dollars)

		December 31,	June 30,

	Notes	2023	2024
Assets
Current assets
Cash and cash equivalents		493,387	94,628
Trade accounts receivable, net		520,659	192,602
Other receivables		265,114	71,296
Inventories		304,229	228,041
Prepaid expenses		52,157	107,572
Due from related company	5	627,843	627,843
Total current assets		2,263,389	1,321,982

Long-term assets
Vessels, net	3	5,970,167	6,080,200
Total assets		8,233,556	7,402,182

Liabilities and net parent investment
Current liabilities
Long-term bank loan, current portion	6	680,400	-
Trade accounts payable		461,943	284,912
Accrued expenses		158,982	261,908
Deferred revenues		63,738	51,596
Total current liabilities		1,365,063	598,416

Long-term liabilities
Long-term bank loan, net of current portion	6	1,210,860	-
Total long-term liabilities		1,210,860	-
Total liabilities		2,575,923	598,416

Commitments and contingencies	7

Net parent investment		5,657,633	6,803,766
Total liabilities and net parent investment		8,233,556	7,402,182

The accompanying notes are an integral part of these unaudited interim condensed combined carve-out financial statements.

F-2

Euroholdings Ltd. Predecessor
Unaudited interim condensed combined carve-out income statements
Six months ended June 30, 2023 and 2024
(All amounts expressed in U.S. Dollars)

	Notes	June 30, 2023	June 30, 2024
Revenues
Time charter revenue		8,185,274	8,320,061
Commissions (including $112,153 and $103,225, respectively, to related party)	5	(478,333)	(457,105)
Net revenue		7,706,941	7,862,956
Operating expenses / (income)
Voyage expenses		115,363	158,323
Vessel operating expenses (including $27,024 and $32,999, respectively, to related party)	5	3,337,839	3,026,067
Vessel depreciation	3	795,940	16,019
Dry-docking expenses		702,730	-
Related party management fees	5	458,130	481,542
General and administrative expenses (including $184,156 and $165,438, respectively, to related party)	4,5	395,270	348,957
Other operating income	9	(990,240)	-
Total operating expenses, net		4,815,032	4,030,908
Operating income		2,891,909	3,832,048
Other (expenses) / income
Interest and other financing costs	6	(115,558)	(65,989)
Foreign exchange (loss) / gain		(6,270)	4,122
Other expenses, net		(121,828)	(61,867)
Net income		2,770,081	3,770,181

The accompanying notes are an integral part of these unaudited interim condensed combined carve-out financial statements.

F-3

Euroholdings Ltd. Predecessor
Unaudited interim condensed combined carve-out statements of changes in net parent investment
Six months ended June 30, 2023 and 2024
(All amounts expressed in U.S. Dollars)

Net parent investment
Balance, January 1, 2023	6,298,897
Net transfers to parent	(899,856)
Net income	2,770,081
Balance, June 30, 2023	8,169,122

Balance, January 1, 2024	5,657,633
Net transfers to parent	(2,624,048)
Net income	3,770,181
Balance, June 30, 2024	6,803,766

The accompanying notes are an integral part of these unaudited interim condensed combined carve-out financial statements.

F-4

Euroholdings Ltd. Predecessor
Unaudited interim condensed combined carve-out statements of cash flows
Six months ended June 30, 2023 and 2024
(All amounts expressed in U.S. Dollars)

	June 30, 2023	June 30, 2024
Cash flows from operating activities:
Net income	2,770,081	3,770,181
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation	795,940	16,019
Amortization and write off for deferred financing costs	9,800	33,740
Changes in operating assets and liabilities:
(Increase) / decrease in:
Trade accounts receivable	836,742	328,057
Other receivables	(3,427,366)	193,818
Inventories	(47,280)	76,188
Prepaid expenses	(82,752)	(55,415)
Increase / (decrease) in:
Trade accounts payable	(52,983)	(177,031)
Accrued expenses	(183,971)	102,926
Deferred revenues	433,741	(12,142)
Net cash provided by operating activities	1,051,952	4,276,341
Cash flows from investing activities:
Cash paid for vessel improvements	(209,979)	(126,052)
Net cash used in investing activities	(209,979)	(126,052)
Cash flows from financing activities:
Repayment of long-term bank loan	(350,000)	(1,925,000)
Net transfers to Parent	(899,856)	(2,624,048)
Net cash used in financing activities	(1,249,856)	(4,549,048)
Net decrease in cash and cash equivalents	(407,883)	(398,759)
Cash, cash equivalents and restricted cash at beginning of year	827,208	493,387
Cash, cash equivalents and restricted cash at end of year	419,325	94,628
Supplemental cash flow information:
Cash paid for interest	104,431	54,635
Financing, and investing activities fees:
Vessel improvements included in liabilities	203,882	-

 The accompanying notes are an integral part of these unaudited interim condensed combined carve-out financial statements

F-5

Euroholdings Ltd. Predecessor
Notes to the unaudited interim condensed combined carve-out financial statements as of December 31, 2022 and 2023 and for the
years ended December 31, 2022 and 2023
(All amounts expressed in U.S. Dollars)

1.	Basis of Presentation and General Information

Euroholdings Ltd., referred to herein as “Euroholdings”, was formed by Euroseas Ltd. (or “Euroseas” or “Parent Company”) on March 20, 2024 under the laws of the Republic of the Marshall Islands to serve as the holding company of three subsidiaries (the “Subsidiaries”) to be contributed by Euroseas to Euroholdings in connection with the spin-off of Euroseas’ vintage vessels (older than twenty-five years) (the “Spin-Off”). Euroseas will contribute these Subsidiaries to Euroholdings, in exchange for common shares in Euroholdings, which Euroseas, intends to distribute to holders of Euroseas common stock on a pro rata basis.

The accompanying unaudited interim condensed combined carve-out financial statements include the accounts of the Subsidiaries and certain adjustments to reflect intercompany expense allocations made to the Subsidiaries by Euroseas of certain of its general and administrative expenses (Note 4) (collectively referred to herein as “Euroholdings Ltd.  Predecessor” or “the Company”). The Subsidiaries have historically operated as part of Parent and not as a standalone company. These interim condensed combined carve-out financial statements are derived from the Parent’s interim unaudited consolidated financial statements and accounting records, are presented on a carve-out basis and  should be read in conjunction with the audited combined carve-out financial statements for the year ended December 31, 2023.

The operations of the Company’s vessels are managed by Eurobulk Ltd. (“Eurobulk” or “Management Company” or “Manager”), a corporation controlled by members of the Pittas family. Eurobulk has an office in Greece located at 4 Messogiou & Evropis Street, Maroussi, Greece. The Manager provides the Company with a wide range of shipping services such as technical support and maintenance, insurance consulting, chartering, financial and accounting services and executive management services, in consideration for fixed and variable fees (see Note 4).

The Pittas family is the controlling shareholder of Friends Investment Company Inc., Containers Shareholders Trinity Ltd., Eurobulk Marine Holdings Inc. and Family United Navigation Co., which, in turn, collectively own 57.5% of Euroseas shares as of June 30, 2024.

The accompanying unaudited condensed combined carve-out financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) for interim financial information. Accordingly, they do not include all the information and notes required by US GAAP for complete financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the periods presented. Operating results for the six-month period ended June 30, 2024 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2024.

The Company is engaged in the ocean transportation of containers through ownership and operation of container carrier ship‐owning companies. Details of the Company’s wholly owned Subsidiaries are set out below:

•
Joanna Maritime Ltd., incorporated in the Republic of Liberia on June 10, 2013, owner of the Liberian flag 22,301 DWT / 1,732 TEU container carrier M/V “Joanna”, which was built in 1999 and acquired on July 4, 2013.

•
Jonathan John Shipping Ltd., incorporated in the Republic of the Marshall Islands on August 19, 2016, owner of the Panamanian flag 18,581 DWT / 1,439 TEU container carrier M/V “Aegean Express”, which was built in 1997 and acquired on September 29, 2016.

•
Diamantis Shipowners Ltd., incorporated in the Republic of Liberia on June 3, 2019, owner of the Liberian flag 30,360 DWT / 2,008 TEU container carrier M/V “Diamantis P”, which was built in 1998 and acquired on August 2, 2019.

F-6

Euroholdings Ltd. Predecessor
Notes to the unaudited interim condensed combined carve-out financial statements as of December 31, 2023 and June 30, 2024 and for the
six months period ended June 30, 2023 and 2024
(All amounts expressed in U.S. Dollars)

2.	Significant Accounting Policies

A summary of the Company's significant accounting policies and recent accounting pronouncements are included in Note 2 of the Company’s audited combined carve-out financial statements for the year ended December 31, 2023. There have been no changes to the Company’s significant accounting policies and recent accounting pronouncements in the six-month period ended June 30, 2024.

F-7

Euroholdings Ltd. Predecessor
Notes to the unaudited interim condensed combined carve-out financial statements as of December 31, 2023 and June 30, 2024 and for the
six months period ended June 30, 2023 and 2024
(All amounts expressed in U.S. Dollars)

3.	Vessels, Net

The amounts in the accompanying unaudited condensed combined carve-out balance sheets are as follows:

	Cost	Accumulated Depreciation	Net Book Value
Balance, January 1, 2024	15,218,709	(9,248,542)	5,970,167
- Depreciation for the period	-	(16,019)	(16,019)
- Vessel improvements	126,052	-	126,052
Balance, June 30, 2023	15,344,761	(9,264,561)	6,080,200

As of December 31, 2023 and June 30, 2024, there was no indication of impairment for the vessels as estimated fair value of each vessel exceeded its net book value.

Vessel improvements for the six-month period ended June 30, 2024, mainly refer to the purchase of Water Ballast Treatment (“WBT”) system for M/V “Joanna”, which qualified as vessel improvement and was therefore capitalized.

On nearing the end of the initially estimated economic useful life of “Aegean Express”, “Diamantis P.” and “Joanna” in 2022, 2023 and 2024, respectively, each vessel’s useful life was further assessed from 25 years based on the Company’s intentions of future use of such vessel and was increased by 3 additional years up to each vessel’s next drydocking. This change in accounting estimate did not have any impact in the Company’s net income, given that all vessels were fully depreciated at the time of change of this accounting estimate.

4.	General and administrative expenses

General and administrative expenses represent an allocation of the expenses incurred by Euroseas based on the number of calendar days of Euroholdings’ vessels compared to the number of calendar days of the total Euroseas fleet. These expenses consisted mainly of executive compensation, professional fees, directors' liability insurance and reimbursement of directors' and officers' travel-related expenses.

F-8

Euroholdings Ltd. Predecessor
Notes to the unaudited interim condensed combined carve-out financial statements as of December 31, 2023 and June 30, 2024 and for the
six months period ended June 30, 2023 and 2024
(All amounts expressed in U.S. Dollars)

5.	Related Party Transactions

The Company’s vessel owning companies are parties to management agreements with the Manager (see Note 1) which is controlled by members of the Pittas family, whereby the Manager provides technical and commercial vessel management for a fixed daily management fee of Euro 775 and Euro 810 for the six-month periods ended June 30, 2023 and 2024, respectively, under Euroseas’ Master Management Agreement (“MMA”) with Eurobulk. Vessel management fees paid to the Manager amounted to $458,130 and $481,542 for the six-month periods ended June 30, 2023 and 2024, respectively, and are recorded under “Related party management fees” in the unaudited condensed combined carve-out income statements. The MMA was further renewed on January 1, 2023 for an additional five-year term until January 1, 2028. The daily management fee was adjusted for inflation at Euro 810 for the year 2024 from Euro 775 in the year 2023 and may be adjusted annually for inflation.

F-9

Euroholdings Ltd. Predecessor
Notes to the unaudited interim condensed combined carve-out financial statements as of December 31, 2023 and June 30, 2024 and for the
six months period ended June 30, 2023 and 2024
(All amounts expressed in U.S. Dollars)

5.	Related Party Transactions - continued

An additional fixed management fee is paid to Eurobulk relating to executive compensation. The amount of such executive compensation (including the additional special bonus paid to the Manager’s employees and consultants) allocated to the Company was based on the proportion of the number of calendar days that related to Euroholdings’ vessels over the number of days of the entire fleet of Euroseas. This amount was $184,156 and $165,438 for the six-month periods ended June 30, 2023 and 2024, respectively.

Amounts due to or from related company represent net disbursements and collections made on behalf of the vessel-owning companies by the Management Company during the normal course of operations for which a right of off-set exists. As of December 31, 2023, and June 30, 2024, the amount due from related company was $627,843 which represents the advance for next month’s operating expenses  which, in turn, is based on the budget for 2024 and has remained the same as of both December 31, 2023 and June 30, 2024. Based on the MMA between our Parent Company and the Manager an estimate of the next month’s operating expenses, expected dry-dock expenses, vessel management fee and fee for management executive services are to be advanced by the Company’s ship-owning subsidiaries in the beginning of each month or the end of the previous month to the Manager.

Euroholdings will sign new MMA with the Manager that will take effect upon the completion of the Spin-Off. Euroholdings’ MMA will be substantially on the same terms as the MMA between Euroseas and Eurobulk relating to the vessels that were previously owned by Euroseas described above.

The Company uses brokers for various services, as is industry practice. Eurochart S.A. (“Eurochart”), an affiliated company controlled by certain members of the Pittas family, provides vessel sale and purchase services, and chartering services to the Company whereby the Company pays commission of 1% of the vessel sales price and 1.25% of charter revenues. A commission of 1% of the purchase price is also paid to Eurochart by the seller of the vessel for the acquisitions the Company makes using Eurochart’s services. There were no commissions to Eurochart for vessel sales or acquisitions in 2023 and in the first six months of 2024. Commissions to Eurochart for chartering services were $112,153 and $103,225 in the six-month periods ended June 30, 2023, and 2024, respectively, recorded in “Commissions” in the unaudited interim condensed combined carve-out income statements.

Certain members of the Pittas family, together with another unrelated ship management company, have formed a joint venture with the insurance broker Sentinel Maritime Services Inc. (“Sentinel”). Technomar Crew Management Services Corp (“Technomar”) is a company owned by certain members of the Pittas family, together with another unrelated ship management company, which provides crewing services. Sentinel is paid a commission on insurance premiums not exceeding 5%; Technomar is paid a fee of about $50 per crew member per month. Total fees charged by Sentinel and Technomar were $8,936 and $18,088 in the first six months of 2023 and $10,978 and $22,021 in the first six months of 2024, respectively. These amounts are recorded in “Vessel operating expenses” in the unaudited interim condensed combined carve-out income statements.

F-10

Euroholdings Ltd. Predecessor
Notes to the unaudited interim condensed combined carve-out financial statements as of December 31, 2023 and June 30, 2024 and for the
six months period ended June 30, 2023 and 2024
(All amounts expressed in U.S. Dollars)

6.	Long-Term Bank Loan

Borrower	December 31, 2023	June 30, 2024
Jonathan John Shipping Ltd. / Corfu Navigation Ltd.	1,925,000	-
Less: Current portion	(700,000)	-
Long-term portion	1,225,000	-
Deferred charges, current portion	19,600	-
Deferred charges, long-term portion	14,140	-
Long-term bank loan, current portion net of deferred charges	680,400	-
Long-term bank loan, long-term portion net of deferred charges	1,210,860	-

Details of the loan are discussed in Note 8 of the Company’s combined carve-out financial statements for the year ended December 31, 2023.

In March 2024 the above loan was fully repaid.

Interest expense, including amortization and write off of loan fees for the six - month period ended June 30, 2023 and 2024 amounted to $115,558 and $65,989 respectively.

F-11

Euroholdings Ltd. Predecessor
Notes to unaudited interim condensed combined carve-out financial statements as of December 31, 2023 and June 30, 2024 and for the
six months period ended June 30, 2023 and 2024
(All amounts expressed in U.S. Dollars)

7.	Commitments and Contingencies

There are no material legal proceedings to which the Company is a party or to which any of its properties are subject, other than routine litigation incidental to the Company’s business. In the opinion of the management, the disposition of these lawsuits should not have a material impact on the combined carve-out results of operations, financial position and cash flows.

As of June 30, 2024, future gross minimum revenues under non-cancellable time charter agreements total $4,977,391, which is due in the period ending June 30, 2025. In arriving at the future gross minimum revenues, the Company has deducted an estimated one off-hire day per quarter plus estimated off-hire time required for scheduled intermediate and special surveys of the vessels, if applicable. Such off-hire estimate may not be reflective of the actual off-hire in the future. In addition, the actual revenues could be affected by early delivery of the vessel by the charterers or any exercise of the charterers’ options to extend the terms of the charters, which however cannot be estimated and hence not reflected above.

F-12

Euroholdings Ltd. Predecessor
Notes to the unaudited interim condensed combined carve-out financial statements as of December 31, 2023 and June 30, 2024 and for the
six months period ended June 30, 2023 and 2024
(All amounts expressed in U.S. Dollars)

8.	Financial Instruments

The principal financial assets of the Company consist of cash and cash equivalents, trade accounts receivable, other receivables, and amount due from related company. The principal financial liabilities of the Company consist of trade accounts payable and accrued expenses.

Concentration of credit risk

Financial instruments, which potentially subject the Company to significant concentration of credit risk consist primarily of cash and trade accounts receivable. The Company places its temporary cash investments, consisting mostly of deposits, with high credit quality financial institutions. The Company performs periodic evaluation of the relative credit standing of these financial institutions that are considered in the Company’s investment strategy. The Company limits its credit risk with trade accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its trade accounts receivable as the Company in most cases gets paid in advance.

 Fair value of financial instruments

The Company follows guidance relating to “Fair value measurements”, which establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosure about fair value measurements. This statement enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities;

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data;

Level 3: Unobservable inputs that are not corroborated by market data.

The estimated fair values of the Company’s financial instruments such as cash and cash equivalents, trade accounts receivable, trade accounts payable, accrued expenses and amount due from related company approximate their individual carrying amounts as of December 31, 2023 and June 30, 2024, due to their short-term maturity. Cash and cash equivalents are considered Level 1 items as they represent liquid assets with short-term maturities.
F-13

Euroholdings Ltd. Predecessor
Notes to the unaudited interim condensed combined carve-out financial statements as of December 31, 2023 and June 30, 2024 and for the
six months period ended June 30, 2023 and 2024
(All amounts expressed in U.S. Dollars)

9.	Other operating income

For the six-month period ended June 30, 2023, the Company recognized “Other operating income” of $990,240. The amount relates to loss of hire insurance in relation to M/V Aegean Express presented under “Other operating income” in the unaudited condensed combined carve-out income statements for the six-month period ended June 30, 2023.

10.	Subsequent Events

The Company evaluated subsequent events up to November 29, 2024, the date the unaudited interim condensed combined carve-out financial statements were available to be issued.

F-14

EUROHOLDINGS LTD.
INDEX TO BALANCE SHEET	Page
Report of Independent Registered Public Accounting Firm	F-2
Balance Sheet as of October 31, 2024	F-3
Notes to Balance Sheet	F-4

F-1

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Euroholdings Ltd.

Opinion on the Financial Statement

We have audited the accompanying balance sheet of Euroholdings Ltd. (the Company) as of October 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of October 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

/s/ Deloitte Certified Public Accountants S.A.

Athens, Greece

November 29, 2024

We have served as the Company's auditor since 2024.
F-2

BALANCE SHEET
October 31, 2024
(All amounts, except share data, expressed in U.S. Dollars)

(All amounts expressed in U.S. Dollars)	Notes	October 31, 2024
Assets
Total assets		0

Liabilities and shareholder’s deficit
Current liabilities
Due to Parent		645
Total current liabilities		645

Total liabilities		645

Shareholder’s Deficit
Common shares ($0.01 par value; 100,000,000 shares authorized, 500 issued and outstanding)	2	5

Accumulated deficit	3	(650)
Total Shareholder’s deficit		(645)
Total Liabilities & Shareholder’s deficit		0

F-3

1.	Basis of Presentation and General Information
Euroholdings Ltd., (the ''Company", or "Euroholdings"), was incorporated by Euroseas Ltd. ("Euroseas"or "ESEA" or "Parent"), as a wholly-owned subsidiary, on March 20, 2024 ("date of inception”) under the laws of the Republic of the Marshall Islands, having an authorized share capital of 500 shares, par value $0.01 per share, issued to ESEA. The Company was formed to serve as the holding company of the following three vessel-owning subsidiaries (the "Subsidiaries", or "Euroholdings Ltd. Predecessor") to be contributed by Euroseas to Euroholdings in connection with the spin-off of Euroseas’ vintage vessels (the “Spin-off”):
•
Joanna Maritime Ltd., incorporated in the Republic of Liberia on June 10, 2013, owner of the Liberian flag 22,301 DWT / 1,732 TEU container carrier M/V “Joanna”, which was built in 1999 and acquired on July 4, 2013.

•
Jonathan John Shipping Ltd., incorporated in the Republic of the Marshall Islands on August 19, 2016, owner of the Panamanian flag 18,581 DWT / 1,439 TEU container carrier M/V “Aegean Express”, which was built in 1997 and acquired on September 29, 2016.

•
Diamantis Shipowners Ltd., incorporated in the Republic of Liberia on June 3, 2019, owner of the Liberian flag 30,360 DWT / 2,008 TEU container carrier M/V “Diamantis P”, which was built in 1998 and acquired on August 2, 2019.

Euroseas will contribute these Subsidiaries to Euroholdings, in exchange for common shares in Euroholdings, which Euroseas, intends to distribute to holders of Euroseas common stock on a pro rata basis.
The Company, upon consummation of the Spin-off transaction will act as a global provider of shipping transportation services, specializing in the ownership of vessels. Each of the vessels to be contributed to the Company by ESEA will be owned through a separate wholly-owned subsidiary.
The accompanying balance sheet has been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. A statement of comprehensive income, statement of cash flow and a statement of equity have been omitted as the expenses incurred by the Company through the balance sheet date are nominal and relate to expenses of $ 650 for incorporating the Company which were paid by the Parent.
The accompanying balance sheet has been prepared assuming the Company will continue as a going concern, which contemplates, among other things, the realization of assets and satisfaction of liabilities in the normal course of business. The movement in share capital is presented in Note 2.
2.	Share Capital
On July 31, 2024, the Company’s articles of incorporation were amended and restated. Under the Company's amended and restated articles of incorporation,  authorized capital stock consists of 100,000,000 shares of common stock, par value $0.01 per share, and 20,000,000 shares of preferred stock, none of which of which are issued and outstanding.  500 common shares, with a par value of $0.01 are issued and outstanding to the Company’s sole shareholder, Euroseas Ltd.
Each outstanding share of common stock is entitled to one vote, either in person or by proxy, on all matters that may be voted upon by their holders at meetings of the shareholders. Subject to preferences that may be applicable to any outstanding preferred shares, holders of the Company’s common stock (i) have equal ratable rights to dividends from funds legally available therefore, if declared by the Board of Directors; (ii) are entitled to share ratably in all of the Company’s assets available for distribution upon liquidation, dissolution or winding up; and (iii) do not have preemptive, subscription or conversion rights or redemption or sinking fund provisions. All issued shares of the Company’s common stock when issued will be fully paid for and non-assessable. The rights, preferences and privileges of holders of common shares are subject to the rights of the holders of any preferred shares which the Company has issued or may issue in the future.
3.	Accumulated deficit
Accumulated deficit from date of inception to October 31, 2024 refers to the incorporation expenses of the Company.
4.	Subsequent Events
The Company evaluated subsequent events up to November 29, 2024, the date the audited financial statement was available to be issued. The Company has commenced preparation for an initial public offering of its common shares in the United States and intends to list its shares on NASDAQ. Currently, no public market exists for these shares.

F-4